
RECEIVED
SEP 2 8 2011


11008360



2011

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K for Fiscal Year 2011

LETTER TO SHAREHOLDERS

Fiscal 2011 was a year of excellent execution against our growth strategy despite the slow pace of the economic recovery in the United States and the global markets we serve. ADP® reported 11% growth in revenues to $9.9 billion for fiscal 2011, with about 5 points of growth related to acquisitions completed during the year. Earnings per share from continuing operations of $2.52 increased 6% from $2.37 excluding the benefit from a favorable tax item in fiscal year 2010. Importantly, our key business metrics trended positively during fiscal 2011 and were the strongest they have been in three years.

Key Metrics Strongest in Three Years

Our investments through the economic downturn in product innovation, our salesforce and client service have positively impacted new business sales. We sold nearly $1.1 billion in new business in our Employer Services and PEO Services businesses in fiscal 2011, growing 9% over fiscal 2010. New business sales are the key to growing future revenues as they represent expected annualized recurring revenues from sales to new clients as well as sales of additional products to existing clients. Sales were strong in the small business market, in large part attributable to our truly innovative RUN Powered by ADP® platform launched early in fiscal 2010. Sales up-market were strong as well, albeit against a fairly easy comparison to fiscal 2010. Nonetheless, we were still pleased and encouraged that larger companies in the United States began to invest again in their businesses. Our Employer Services international business posted robust new sales growth in fiscal 2011 as a result of particularly strong fourth quarter sales, specifically in Canada and in Europe.

In addition to growing our recurring revenue base through new sales, retaining our existing clients remains an area of critical focus for ADP. Our investments in client service, more positive macroeconomic factors such as fewer companies going out of business, and increasing sales of additional solutions to our client base, all contributed to the significant improvement in recurring revenues retained. For the year, we achieved 91% revenue retention in Employer Services - a new record level. This translates to an average 11-year life for our Employer Services clients worldwide.

Our PEO business segment continued to perform well with 12% growth in average worksite employees for the year. Client revenue retention improved as well and we continue to be the largest and fastest growing PEO in terms of worksite employees, exiting the year with over 240,000 paid worksite employees.

In our Dealer Services business, we saw continued improvement in the automotive landscape in North America and dealership closings greatly subsided to pre-recession levels. New business sales were strong and we again gained market share with a favorable competitive win/loss ratio and very strong improvement in both client revenue and site retention.

The primary drivers of sustained organic revenue growth are increasing new business sales and improving client retention, and we achieved both across all of our business segments.

Growth Strategy

The management team remains committed to continued successful execution of our five-point strategy to (1) strengthen and grow the core; (2) grow our differentiated HR BPO solutions; (3) focus on international expansion; (4) enter adjacent markets that leverage the core, thus widening our breadth of offerings; and (5) expand margins through increased efficiencies.

In support of this strategy, we continue to seek acquisitions that complement our core offerings where we can leverage our scale and distribution channels. There are times where we can be quicker to market by acquiring a property rather than through in-house development. I am happy to report that fiscal 2011 was a year where we were successful on both fronts.

Strategic Acquisitions

We completed multiple transactions in support of our growth strategy.

In Employer Services, we completed the acquisition of Workscape®, a leading technology provider of outsourced benefits administration services and talent management solutions whose average client has 20,000 employees. Compensation planning, learning management, performance and succession planning are critical components of the talent management suite of solutions. Over 20 new clients were sold Workscape solutions during fiscal 2011. In support of strengthening and growing our core business, we acquired the largest payroll and HR software company in Italy, doubling our market presence. We also acquired Master Tax, a provider of payroll tax and compliance software and services, underscoring ADP's commitment as the industry leader. Our acquisition of AdvancedMD®, a leader in cloud-based electronic medical records and practice management for small and mid-sized physician practices, supports ADP's strategy of expanding into adjacent markets. By leveraging the collective offering of AdvancedMD's solutions, and ADP's full set of services and long-standing history of serving medical professionals, ADP is now uniquely positioned as an integrated, single-source provider of Medical Practice Services.

In our Dealer Services business, we completed the acquisitions of The Cobalt Group, the leading digital marketer for auto manufacturers and dealers, and Kuwaiti-based PACC, allowing us to expand our international Dealer platform in the Middle East. The Cobalt® integration effort has been very smooth, well in line with our expectations. Cobalt's robust business intelligence platform is at the core of its solution, enabling manufacturers and dealers to track the effectiveness of advertising spend from initial impression through final sale. In combination with other Dealer Services' products and services we are now focused on creating a unified solution that will offer consumers a seamless shopping and ownership experience, and provide dealership personnel with seamless and highly efficient workflows. The global market opportunity for digital marketing is large and we are pleased about the future growth prospects for ADP Digital Marketing.

Investments in Innovative, Cloud-based Solutions

In alignment with our renewed Mission to "power organizations with insightful solutions that drive business success," and our Vision to "be the world's authority on helping organizations focus on what matters," we are focused both internally and externally on operating as "One ADP" to create value for our clients, shareholders and associates. Through continued in-house R&D investment we are able to support our "One ADP" strategy and bring new cloud-based solutions with innovative mobile solutions to market, all with a common, modern look and feel. No matter the platform, clients will experience "One ADP" with an easy-to-navigate, task-oriented user interface powered by a unified database for human resource, payroll, time and labor, and talent management data.

Our success with RUN Powered by ADP in the small business marketplace, and with ADP Workforce Now® for mid-sized organizations continued in fiscal 2011. We anticipate that our new ADP Vantage HCM℠ solution scheduled for release this fall will be equally successful and contribute to ADP's further growth in the large company marketplace.

Vantage HCM is a truly user-centric, fully integrated human capital management system that allows large organizations an unparalleled opportunity to optimize their human capital. Vantage HCM is the fulfillment of our goal to serve as the one-stop-shop provider for our clients with a single seamless, unified, and easy-to-navigate user experience, combined with robust functionality for user roles for the employee, manager, and practitioner. We already have the broadest, most complete solution set in the marketplace. Vantage HCM is designed to deliver a level of performance that really sets us apart as it delivers the user experience, data integration and service tie-ins that no other provider in the market can equal. We are currently testing Vantage HCM in the market and have received very positive reaction from both industry analysts and prospective clients.

ADP mobile solutions have also been well received in the marketplace. We launched RUN Mobile, a complementary, anytime, anywhere mobile app that allows small businesses to run their payroll real-time while they are on the go, and now have over 25K downloads of this new application. We also recently launched ADP mobile solutions with much success to our larger clients in Major Accounts and National Accounts Services. Within the first few days of the launch, there were over 6,000 registered users across 2,300 clients with nearly 10,000 page views daily. User receptivity among client employees has been positive. ADP's mobile solutions are hitting the mark and meeting current market demands for self-service applications.

Financial Strength in a Tough Economy

While things are certainly better than they were in the depths of the recent recession, a continued lack of certainty about the economy has resulted in a general lack of confidence from business owners, holding them back from substantially investing in their businesses and hiring. In uncertain economic times, ADP's financial strength is a market differentiator. ADP is one of only four companies rated AAA by both of the leading rating agencies, which to our clients and prospects means that ADP is at the highest level of financial soundness and a solid partner for payroll and money movement. ADP's business model with its large recurring revenue base, continued to generate strong, consistent cash flows, and our return on equity was a healthy 22% for fiscal 2011.

In fiscal 2011, we bought back about $730 million of ADP stock, and increased our cash dividend for the 36th consecutive year. With a dividend payout ratio of over 55%, ADP distributed over $690 million to our shareholders.

ADP in the Workplace

I am extremely proud that ADP was again recognized with a number of prestigious awards during fiscal 2011 including:

- Fortune® World's Most Admired Companies – ADP ranked #1 in our business category, Financial Data Services sector;
- Forbes® 100 Most Innovative Companies;
- DiversityInc® – ADP ranked in the top 50;
- InformationWeek® 500 – ADP was ranked among the top 10 innovators;
- ComputerWorld® – ADP was recognized within the top 100 as one of the best places to work in IT; and
- ADP once again ranked among Training Magazine Top 125.

Management and Board of Directors

Fiscal 2011 was also a year of significant leadership change for ADP. Carlos Rodriguez, who joined ADP in 1999, was named President and Chief Operating Officer. During his tenure Carlos has served in numerous leadership roles, most recently as the President of National Accounts Services and Employer Services International. He has been a valuable member of ADP's executive committee for the past five years. Additionally, John Holt and Tim Clifford were both appointed corporate vice president shortly after joining ADP through the acquisitions of The Cobalt Group and Workscape, respectively. We promoted Raul Villar, and more recently, John Ayala and Kathy Amooi to corporate vice president in recognition of their contributions to ADP's success.

Leon Cooperman retired from the board on August 9, 2011 after nearly 20 years of service. We thank him for his guidance and contributions to ADP's success.

Passing of Henry Taub, ADP's Founder

Henry Taub, ADP's founder, regrettably passed away on March 31, 2011. Henry was a true entrepreneur and it was his vision back in 1949 that created the industry of processing other companies' payrolls. Henry recognized from the beginning that helping companies to outsource this important function to an expert would allow the companies, which at that time, were small and mid-sized businesses, more time to focus on what matters - growing their business. Henry also recognized the importance of delivering excellent client service which is the essence of the culture that defines ADP to this day. We are all especially grateful for Henry's vision, support, and valuable counsel over these many years of involvement at ADP. He leaves us with a legacy of optimism, growth and excitement about ADP's future. Henry's passing is truly a loss to the ADP family, and we will miss him deeply.

Outlook

Our line of sight to return to historical ADP standards of 8%-10% revenue growth and double-digit earnings per share growth is certainly clearer than it was two years ago during the depths of the recession. Our solution set is state-of-the-art and we are leading the way with market-leading

Letter to Shareholders

mobile offerings. The resiliency and scalability of ADP's business model allowed us to invest throughout the economic downturn - the fruits of which are apparent in our results and in the accolades received from the market.

We have a team of 51,000 talented associates who are driving ADP's success in the marketplace. We remain excited about ADP's longer-term growth opportunities and look forward to the future as One ADP.



GARY C. BUTLER
Chief Executive Officer



CARLOS A. RODRIGUEZ
President & Chief Operating Officer

September 27, 2011

This Letter to Shareholders and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed under "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 should be considered in evaluating any forward-looking statements contained herein.

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AUTOMATIC DATA PROCESSING, INC.

One ADP Boulevard • Roseland, New Jersey 07068

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

The 2011 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will be held at 10:00 a.m., Tuesday, November 8, 2011 at our corporate headquarters, One ADP Boulevard, Roseland, New Jersey, for the following purposes:

1. to elect a board of directors;
2. to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent certified public accountants for the fiscal year 2012;
3. to hold an advisory vote on executive compensation;
4. to hold an advisory vote on the frequency of future advisory votes on executive compensation; and
5. to transact any other business that may properly come before the meeting or any adjournment(s) thereof.

Stockholders of record at the close of business on September 9, 2011 are entitled to vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held at that time.

The presence in person and/or the representation by proxy of the holders of record of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. If you do not expect to be present at the meeting, you may vote your shares of stock by phone, via the Internet or by executing and promptly returning the proxy accompanying printed proxy materials in the enclosed envelope, which requires no postage if mailed in the United States.

Admission to the meeting is restricted to stockholders and/or their designated representatives. If your shares are registered in your name and you plan to attend the meeting, your admission ticket will be the top portion of the proxy card. If your shares are in the name of your broker or bank or you received your proxy materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement. All stockholders will be required to show valid picture identification. **If you do not have valid picture identification and either an admission ticket or proof of your stock ownership, you will not be admitted to the meeting. For security purposes, packages and bags will be inspected and you may be required to check these items. Please arrive early enough to allow yourself adequate time to clear security.**

By order of the Board of Directors

MICHAEL A. BONARTI
Secretary

September 27, 2011
Roseland, New Jersey

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules adopted by the Securities and Exchange Commission, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 27, 2011, we commenced the mailing to our stockholders (other than those who previously requested electronic or paper delivery) of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K. The Notice of Internet Availability of Proxy Materials also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

TABLE OF CONTENTS



PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS OF

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard • Roseland, New Jersey 07068

TO BE HELD ON NOVEMBER 8, 2011

SOLICITATION AND REVOCATION OF PROXY

The board of directors of Automatic Data Processing, Inc. is soliciting proxies for the forthcoming Annual Meeting of Stockholders. Each stockholder has the power to revoke a proxy at any time prior to voting at the meeting by notifying in writing the company's secretary. The company will bear all expenses in connection with this solicitation. We made this proxy statement and the accompanying proxy available to stockholders on or about September 27, 2011.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $.10 per share. At the close of business on September 9, 2011, the record date for determining stockholders entitled to notice of and to vote at the meeting, we had 488,293,678 issued and outstanding shares of common stock (excluding 150,418,764 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our Amended and Restated Certificate of Incorporation and By-Laws and under Delaware law, abstentions and "non-votes" are counted as present in determining whether the quorum requirement is satisfied. A non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy. Votes may be cast in favor of all nominees, withheld from all nominees or withheld from specifically identified nominees. Votes that are withheld will have the effect of a negative vote, provided that if the number of nominees exceeds the number of directors to be elected, withheld votes will be excluded entirely and will have no effect on the vote.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the company's independent certified public accountants. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote.

Stockholders may vote in favor of or against, or may abstain from voting on, the approval of the advisory resolution on executive compensation. Stockholders will be able to specify one of four choices for the advisory vote on the frequency of future advisory votes on executive compensation: one year, two years, three years or abstain.

Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP. Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the matters referred to in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

Our board of directors has adopted a policy whereby stockholders' proxies are received by our independent tabulators and the vote is certified by independent inspectors of election. Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.

2011 Proxy Statement

PROPOSAL 1

ELECTION OF DIRECTORS

Our Directors

Properly executed proxies will be voted as marked. Unmarked proxies will be voted in favor of electing the persons named below (each of whom is now a director) as directors to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. If any nominee is no longer a candidate at the time of the meeting (a situation that we do not anticipate), proxies will be voted in favor of remaining nominees and may be voted for substitute nominees designated by the board of directors.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Gregory D. Brenneman	49	2001	Chairman of CCMP Capital Advisors, LLC, a private equity firm(1)
Leslie A. Brun	59	2003	Chairman and Chief Executive Officer of Sarr Group, LLC, a private equity firm(2)
Gary C. Butler	64	1996	Chief Executive Officer of Automatic Data Processing, Inc.(3)
Richard T. Clark	65	2011	Chairman of Merck & Co., Inc.(4)
Eric C. Fast	62	2007	President and Chief Executive Officer of Crane Co., a manufacturer of industrial products(5)
Linda R. Gooden	58	2009	Executive Vice President of Lockheed Martin Corporation Information Systems & Global Solutions(6)
R. Glenn Hubbard	53	2004	Dean of Columbia University's Graduate School of Business(7)
John P. Jones	60	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.(8)
Enrique T. Salem	45	2010	President and Chief Executive Officer of Symantec Corporation, a provider of information security, storage and systems management solutions(9)
Gregory L. Summe	54	2007	Vice Chairman of The Carlyle Group, a private equity firm(10)

(1) Mr. Brenneman has been chairman of CCMP Capital Advisors, LLC since August 2008. He served as executive chairman of the board of Quiznos, a national quick-service restaurant chain, from August 2008 to July 2010 and as president and chief executive officer of Quiznos from January 2007 to September 2008. He has been the chairman and chief executive officer of TurnWorks, Inc., a private equity firm, since November 1994. Mr. Brenneman served as chief executive officer and a board member of Burger King Corporation from August 2004 to April 2006 and as chairman of the board of directors from February 2005 to April 2006. He served as president and chief executive officer of PwC Consulting from June 2002 until its sale to International Business Machines Corporation and as president and a director of Continental Airlines, Inc. from 1996 to 2001. Mr. Brenneman is also a director of The Home Depot, Inc. and the chairman of the board of Francesca's Holdings Corporation. A successful business leader with a proven track record, Mr. Brenneman brings to our board of directors extensive experience in the issues facing public companies and multinational businesses, including expertise in management, accounting, corporate finance and transactional matters. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.

(2) Mr. Brun is chairman and chief executive officer of Sarr Group, LLC. He is the founder and chairman emeritus of Hamilton Lane, a private equity advisory and management firm where he was chairman from 1991 until 2005. Mr. Brun is also a director of Broadridge Financial Solutions, Inc. and Merck & Co., Inc. Mr. Brun has extensive financial expertise, demonstrated by his career at Hamilton Lane and his prior experience as a managing director of the investment banking group of Fidelity Bank and as a vice president in the corporate finance division of E.F. Hutton & Co. Mr. Brun also brings to our board of directors management expertise and board leadership experience essential to a large public company. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.

(3) Mr. Butler is chief executive officer of the company. He was president and chief executive officer of the company from August 2006 to May 2011, and president and chief operating officer of the company from April 1998 to August 2006. Mr. Butler is also a director of Liberty Mutual Holding Company, Inc. and DeVry Inc. He was a director of CIT Group, Inc. from February 2004 to May 2009. Mr. Butler started his career at the company in 1975 and held positions of increasing responsibility across business segments culminating with his appointment as chief executive officer in 2006. Mr. Butler brings deep institutional knowledge of the company's business, structure, history and culture to our board of directors, as well as a track record of achievement, integrity and sound business judgment demonstrated throughout his career at the company.

(4) Mr. Clark has been chairman of the board, Merck & Co., Inc., since November 2009. He was chief executive officer of Merck & Co, Inc. from November 2009 to December 2010 and president from November 2009 to April 2010. Mr. Clark also served as chairman of the board (April 2007 to November 2009), president and chief executive officer (May 2005 to November 2009) and president, Merck manufacturing division (June 2003 to May 2005) of Merck Sharp & Dohme Corp. (formerly known as Merck & Co., Inc.). With a proven track record of achievement, Mr. Clark offers our board of directors broad managerial and operational expertise, as well as extensive experience in the issues facing public companies and multinational businesses.

(5) Mr. Fast has been president and chief executive officer of Crane Co. since April 2001 and a director of Crane Co. since 1999. Mr. Fast is also a director of National Integrity Life Insurance Company and Regions Financial Corporation. He was a director of Convergys Corporation from 2000 to 2007. Mr. Fast also served as a managing director, co-head of global investment banking and a member of the management committee of Salomon Smith Barney from 1997 to 1998. Mr. Fast held those same positions at Salomon Brothers Inc. from 1995 until the merger of Salomon Brothers Inc. and Travelers/Smith Barney, and prior to that he was co-head of U.S. corporate finance at Salomon Brothers Inc. from 1991 to 1995. With years of demonstrated managerial ability, Mr. Fast contributes significant organizational management skills to our board of directors. Mr. Fast also has extensive financial and transactional experience demonstrated by his career in investment banking prior to his tenure at Crane Co.

(6) Ms. Gooden has served as executive vice president – information systems & global solutions of Lockheed Martin Corporation since January 2007. She previously served as deputy executive vice president – information & technology services of Lockheed Martin Corporation from October 2006 to December 2006, and president, Lockheed Martin Information Technology from September 1997 to December 2006. Ms. Gooden brings to our board of directors broad managerial and operational expertise, a strong background in information technology, as well as a proven track record of achievement and sound business judgment demonstrated throughout her career with Lockheed Martin Corporation.

(7) Mr. Hubbard has been the dean of Columbia University's Graduate School of Business since 2004 and has been the Russell L. Carson professor of finance and economics since 1994. He is also a director of BlackRock Closed-End Funds, KKR Financial Holdings, LLC and MetLife, Inc. and a member of the Panel of Economic Advisors for the Federal Reserve Bank of New York. Mr. Hubbard served as a director of Information Services Group, Inc. from 2006 to 2008, Duke Realty Corporation from 2004 to 2008, Capmark Financial Corporation from 2006 to 2008, Dex Media, Inc. from 2004 to 2006 and R.H. Donnelley Corporation in 2006. Mr. Hubbard was chairman of the President's Council of Economic Advisers from 2001 to 2003. Mr. Hubbard provides our board of directors with substantial knowledge of and expertise in global macroeconomic conditions and economic, tax and regulatory policies, as well as perspective on financial markets. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.

(8) Mr. Jones is the retired chairman, chief executive officer and president of Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business. Mr. Jones served as chairman of Air Products and Chemicals, Inc. from October 2007 until April 2008, as chairman and chief executive officer from September 2006 until October 2007, and as chairman, president, and chief executive officer from December 2000 through September 2006. He is also a director of Sunoco, Inc. With a track record of achievement and sound business judgment demonstrated during his thirty-six year tenure at Air Products and Chemicals, Inc., Mr. Jones brings to the board of directors extensive experience in issues facing public companies and multinational businesses, including organizational management, strategic planning and corporate governance matters, combined with proven business and financial acumen.

(9) Mr. Salem has been president, chief executive officer and a director of Symantec Corporation since April 2009. Mr. Salem was chief operating officer of Symantec Corporation from January 2008 to April 2009, group president, worldwide sales and marketing from April 2007 to January 2008, group president, consumer products from May 2006 to April 2007, senior vice president, consumer products and solutions from February 2006 to May 2006, senior vice president, security products and solutions from January 2006 to February 2006, and senior vice president, network and gateway security solutions from June 2004 to February 2006. Prior to joining Symantec Corporation he was president and chief executive officer of Brightmail Incorporated, an anti-spam software company. With years of demonstrated managerial ability, Mr. Salem brings to our board of directors extensive leadership experience, including oversight of global operations, as well as a strong background in information technology, data security, compliance and systems management.

(10) Mr. Summe has been vice chairman of global buyout at The Carlyle Group since September 2009. He was executive chairman of PerkinElmer, Inc., a provider of health and safety technology and services, from February 2008 to April 2009. Between 1999 and February 2008, he was chairman and chief executive officer of PerkinElmer, Inc. From 2008 through September 2009, Mr. Summe served as a senior advisor at Goldman Sachs Capital Partners, a private equity business affiliated with Goldman, Sachs & Co. Mr. Summe is also a director of State Street Corporation and Freescale Semiconductor. With a proven track record of success as chairman and chief executive officer of a public company with multinational operations, combined with his experience in the private equity sector, Mr. Summe brings to the board of directors extensive experience managing sophisticated businesses, insight into organizational and corporate governance issues, as well as financial acumen critical to a public company.

Stockholder Approval Required

At the 2011 Annual Meeting of Stockholders, directors will be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

Corporate Governance

It is our policy that our directors attend the Annual Meetings of Stockholders. All of the current members of the board of directors who were elected at last year's meeting attended our 2010 Annual Meeting of Stockholders.

During fiscal year 2011, our board of directors held five meetings. All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members.

The board of directors' categorical standards of director independence are consistent with NASDAQ listing standards and are available online at www.adp.com/about-us/governance/corporate-governance-principles/standards-of-director-independence.aspx. Directors meeting these standards are considered to be "independent." Ms. Gooden, and Messrs. Brenneman, Brun, Clark, Fast, Hubbard, Jones, Salem and Summe meet these standards and are, therefore, considered to be independent directors. Mr. Butler does not meet these standards and is, therefore, not considered to be an independent director. Based on the foregoing categorical standards, all current members of the audit, compensation and nominating/corporate governance committees are independent. Mr. Brun, our independent non-executive chairman of the board, is not a member of any of these board committees.

The table below provides membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation	Nominating/Corporate Governance
Gregory D. Brenneman	X (financial expert)	X (chairman)	
Eric C. Fast	X (chairman, financial expert)		
Linda R. Gooden	X		
R. Glenn Hubbard	X (financial expert)	X	
John P. Jones		X	X (chairman)
Enrique T. Salem			X
Gregory L. Summe		X	X
Meetings held in fiscal 2011	6	5	3

Board Leadership Structure

Our Corporate Governance Principles do not require the separation of the roles of chairman of the board and chief executive officer because the board believes that effective board leadership can depend on the skills and experience of, and personal interaction between, people in leadership roles. Our board of directors is currently led by Mr. Brun, our independent non-executive chairman of the board. Mr. Butler, our chief executive officer, serves as a member of the board of directors. The board of directors believes this leadership structure is in the best interests of the company's stockholders at this time. Separating these positions allows our chief executive officer to focus on developing and implementing the company's business plans and supervising the company's day-to-day business operations and allows our chairman of the board to lead the board of directors in its oversight, advisory and risk management roles.

Executive Sessions

Executive sessions of the non-management directors are held during each board of directors and committee meeting. Mr. Brun, our independent non-executive chairman of the board, presides at each executive session of the board of directors.

Director Nomination Process

When the board of directors decides to recruit a new member it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who are, preferably, senior executives of large companies who have backgrounds directly related to our technologies, markets and/or clients. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable. The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics. In addition, the nominating/corporate governance committee considers a wide range of other factors in determining the composition of our board of directors, including age, diversity of background, diversity of thought and other individual qualities such as professional experience, skills, education and training. The nominating/corporate governance committee will also consider director candidates recommended by the stockholders. Stockholders wishing to recommend nominees for a director position should submit their recommendations in writing to the nominating/corporate governance committee in care of the company's secretary at our principal executive offices. Candidates recommended by the stockholders will be considered using the same process and evaluation criteria as set forth above for proposed new members recruited by the board of directors.

Retirement Policy

Each director will automatically retire from the board of directors at the company's Annual Meeting of Stockholders following the date he or she turns 72. Management directors who are no longer officers of the company are required to resign from the board of directors. However, the chief executive officer, with the board of directors' approval, may continue to serve as a director following the date he or she ceases to be our chief executive officer until the next Annual Meeting of Stockholders and, if re-elected at such meeting, may serve one additional year.

Audit Committee

The audit committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/audit-committee-charter.aspx. The members of the audit committee satisfy the independence requirements of NASDAQ listing standards. The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to (i) our systems of internal controls regarding finance, accounting, legal compliance and ethical behavior, (ii) our auditing, accounting and financial reporting processes generally, (iii) our financial statements and other financial information which we provide to our stockholders, the public and others, (iv) our compliance with legal and regulatory requirements and (v) the performance of our corporate audit department and our independent auditors.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/nominating-corporate-governance-committee-charter.aspx. The members of the nominating/corporate governance committee satisfy the independence requirements of NASDAQ listing standards. The principal functions of the nominating/corporate governance committee are to (i) identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually, (ii) ensure that the audit, compensation and nominating/corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors, (iii) review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate and (iv) oversee the evaluation of the board of directors and management and recommend to the board of directors senior managers to be elected as new corporate vice presidents of the company.

Compensation Committee

The compensation committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/compensation-committee-charter.aspx. The members of the compensation committee satisfy the independence requirements of NASDAQ listing standards. In addition, each member of the compensation committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" as defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

The compensation committee sets and administers our executive compensation program. See "Compensation Discussion and Analysis" below.

The compensation committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2011, the committee sought advice from Frederic W. Cook & Co., Inc., an independent compensation consulting firm specializing in executive and director compensation. For further information about Frederic W. Cook & Co., Inc.'s services to the compensation committee, see "Compensation Discussion and Analysis" below.

The Board's Role in Risk Oversight

Our board of directors provides oversight with respect to the company's risk assessment and risk management activities, which are designed to identify, prioritize, assess, monitor and mitigate material risks to the company, including financial, operational, compliance and strategic risks. The board of directors administers this oversight function principally through its audit committee and its compensation committee. The audit committee focuses on financial risks, including reviewing with management, the company's internal auditors and the company's independent auditors the company's major financial risk exposures, the adequacy and effectiveness of accounting and financial controls and the steps management has taken to monitor and control financial risk exposures. The audit committee also regularly receives, reviews and discusses with management presentations and analyses on our aggregate risk exposures, including market, credit and operational risks.

Our compensation committee considered at its meetings in August 2010 and 2011 the risks presented by the company's compensation policies and practices. The compensation committee believes that our policies and practices of compensating employees do not encourage excessive and unnecessary risk-taking for the following reasons:

- Our incentive plans have diverse performance measures, including company and business unit financial measures, operational measures and individual goals.
- Our compensation programs balance annual and long-term incentive opportunities.
- We cap incentive plan payouts within a reasonable range.
- The mix of performance-based restricted stock and stock options in our long-term incentive programs serves the best interests of stockholders and the company.
- Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.
- Our compensation recovery policy for new equity awards provides for the clawback of the value of awards in the event an employee engages in conduct contributing to a financial restatement.

Our compensation and audit committees report on risk oversight matters directly to the board of directors on a regular basis.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee or the non-management directors, individually or as a group, may do so by sending a detailed letter to P.O. Box 34, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to adp_audit_committee@adp.com. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chairperson, the chairman of the board or the full board of directors, unless, in any case, they are outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors. Communications to the board of directors, the non-management directors or to any individual director that relate to the company's accounting, internal accounting controls or auditing matters are referred to the chairperson of the audit committee.

Transactions with Related Persons

We have a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our audit committee for review, approval or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction.

This policy requires our audit committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the audit committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

The wife of Michael L. Capone, our vice president and chief information officer, is employed as an executive of the company and received total cash compensation for fiscal year 2011 in excess of $120,000.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on the company's website at www.adp.com under "Governance" in the "About ADP" section. Our Code of Business Conduct & Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may be found at www.adp.com under "Ethics" in the "About ADP" section. In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Messrs. Brenneman, Hubbard, Jones and Summe are the four independent directors who sit on the compensation committee. No compensation committee member has ever been an officer of the company. During fiscal year 2011 and as of the date of this proxy statement, no compensation committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the company's 2008 Omnibus Award Plan under which non-employee directors have received stock option grants and deferred stock units. None of the executive officers of the company have served on the compensation committee or on the board of directors of any entity that employed any of the compensation committee members or directors of the company.

Compensation of Non-Employee Directors

Effective at the time of the 2010 Annual Meeting of Stockholders, the annual retainer for non-employee directors who serve the entire year, other than Mr. Brun, the chairman of our board of directors, is $167,500, $110,000 of which is paid in the form of deferred stock units and $57,500 of which may, at the election of each director, be paid in cash, deferred or paid in deferred stock units. The chairman of our board of directors receives an annual retainer of $262,500, $205,000 of which is paid in the form of deferred stock units and $57,500 of which may, at the election of the chairman of our board of directors, be paid in cash, deferred or paid in deferred stock units. The chairperson of the audit committee was paid an additional annual retainer of $10,000 and the chairperson of each of the compensation committee and the nominating/corporate governance committee was paid an additional annual retainer of $5,000. Meeting fees are not paid in respect of the first seven meetings of the board of directors or of any individual committee. Non-employee directors receive $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended beginning with the eighth meeting of the board of directors or any individual committee, as applicable.

All of our non-employee directors chose to receive the elective portion of their annual retainers as deferred stock units. Messrs. Brenneman and Cooperman and Ms. Gooden elected to receive all other elective amounts in cash, and Mr. Cooperman elected to defer receipt of these amounts. Messrs. Brun, Fast, Hubbard, Jones, Salem, Summe and Ms. Rowlands elected to receive all other elective amounts as deferred stock units. Under our 2008 Omnibus Award Plan a director may specify whether, upon separation from the board, he or she would like to receive the deferred cash amounts in such director's deferred account in a lump sum payment or in a series of substantially equal annual payments over a period ranging from two to ten years.

Pursuant to our 2008 Omnibus Award Plan, each non-employee director is credited with an annual grant of deferred stock units on the date established by the board for the payment of the annual retainer equal in number to the quotient of $110,000 ($205,000 in the case of the chairman of the board of directors) divided by the closing price of a share of our common stock on the date this amount is credited. Deferred stock units are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of deferred stock units in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve-month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal on the first business day of November of each such twelve-month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their deferred stock units.

Prior to our 2010 Annual Meeting of Stockholders, all non-employee directors who served the entire year, other than the chairman of our board of directors, were paid an annual retainer of $105,000. The chairman of our board of directors received an annual retainer of $200,000. In addition, all non-employee directors received $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended. Pursuant to our 2008 Omnibus Award Plan, $65,000 of the annual retainer was required to be paid in the form of deferred stock units of our common stock. Non-employee directors (including committee chairpersons) were allowed to elect to receive the elective portion of the annual retainer and meeting fees in cash, to defer the receipt of such amounts or to receive such amounts as deferred stock units of our common stock.

Non-employee directors no longer receive annual stock option grants. Prior to our 2010 Annual Meeting of Stockholders, upon initial election to the board of directors, a non-employee director received a grant of options to purchase 5,000 shares of common stock if such director attended a regularly scheduled board of directors meeting prior to the next Annual Meeting of Stockholders. Thereafter, a non-employee director received an annual grant of options to purchase 5,000 shares of common stock. All such options were granted under the 2008 Omnibus Award Plan, have a term of ten years and were granted at the fair market value of the common stock as determined by the closing price of our common stock on the NASDAQ Global Select Market on the date of the grant.

Options granted to our non-employee directors under the 2008 Omnibus Award Plan are exercisable in four equal installments, with the first twenty-five percent becoming exercisable on the first anniversary of the option's grant date, and the remaining three installments becoming exercisable on each successive anniversary date thereafter. The options vest only while a director is serving in such capacity, unless certain specified events occur, such as death or permanent disability, in which case the options immediately vest and become fully exercisable. In addition, non-employee directors who have been non-employee directors for at least ten years will have all of their options vested upon retirement from the board of directors and will have 36 months to exercise their options. Non-employee directors who have served as non-employee directors for fewer than ten years at the time they retire or otherwise leave the board will not qualify for accelerated vesting, but will have 60 days to exercise their then vested options. Notwithstanding the foregoing, all options will expire no more than ten years from their date of grant.

We have adopted changes to the compensation of our non-employee directors to become effective at the time of the 2011 Annual Meeting of Stockholders. The annual retainer for non-employee directors who serve the entire year, other than the chairman of our board of directors, will be increased to $205,000, $125,000 of which will be paid in the form of deferred stock units and $80,000 of which may, at the election of each director, be paid in cash, deferred or paid in deferred stock units. The chairman of our board of directors will receive an annual retainer of $360,000, $220,000 of which will be paid in the form of deferred stock units and $140,000 of which may, at the election of the chairman of our board of directors, be paid in cash, deferred or paid in deferred stock units. The additional annual retainer for the chairperson of the audit committee will be increased to $15,000 and the additional annual retainer for the chairperson of each of the compensation committee and the nominating/corporate governance committee will be increased to $10,000.

Our share ownership guidelines are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Each non-employee director has a minimum shareholding requirement of our common stock equal to five times his or her annual cash retainer.

Non-employee directors elected after August 13, 1997 are not eligible to receive a pension from the company. A non-employee director attaining the age of 70 (who was a director on August 13, 1997) who retires after 20 years of service will receive an annual pension of $25,000 for the remainder of his or her life. If such non-employee director retires after having attained the age of 65 with 15 years of service, he or she will receive an annual pension of $12,500 for the remainder of his or her life.

The following table shows compensation for our non-employee directors for fiscal year 2011.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2011

Name (a)	Fees Earned or Paid in Cash(6) ($) (b)	Stock Awards(7) ($) (c)	Option Awards(8) ($) (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(9) ($) (f)	All Other Compensation(10) ($) (g)	Total ($) (h)
Gregory D. Brenneman(1)	$ 70,500	$110,000	$0	$0	$40,000	$ 220,500
Leslie A. Brun(2)	$ 59,500	$205,000	$0	$0	$ 15,000	$ 279,500
Leon G. Cooperman(3)	$ 72,500	$110,000	$0	$0	$40,000	$ 222,500
Eric C. Fast	$ 62,500	$110,000	$0	$0	$14,000	$ 186,500
Linda R. Gooden	$ 62,500	$110,000	$0	$0	$ 0	$ 172,500
R. Glenn Hubbard	$ 65,500	$110,000	$0	$0	$20,000	$ 195,500
John P. Jones(4)	$ 69,000	$110,000	$0	$0	$ 0	$ 179,000
Sharon T. Rowlands(5)	$ 61,000	$110,000	$0	$0	$ 0	$ 171,000
Enrique T. Salem	$ 59,500	$110,000	$0	$0	$ 0	$ 169,500
Gregory L. Summe	$ 61,000	$110,000	$0	$0	$20,000	$ 191,000

(1) As chairman of the compensation committee, Mr. Brenneman received a $5,000 annual retainer, which is included in fees earned.

(2) Mr. Brun is the non-executive chairman of the board of directors.

(3) Mr. Cooperman retired in August 2011. As chairman of the audit committee during fiscal year 2011, Mr. Cooperman received a $10,000 annual retainer, which is included in fees earned.

(4) As chairman of the nominating/corporate governance committee, Mr. Jones received a $5,000 annual retainer, which is included in fees earned.

(5) Ms. Rowlands resigned in September 2011.

(6) Represents the following, whether received as cash, deferred or received as deferred stock units: (i) the elective portion of the director's annual retainer, (ii) annual retainers for committee chairpersons and (iii) board and committee attendance fees. See footnote 7 below for additional information about deferred stock units held by directors.

(7) Represents the portion of the annual retainer required to be credited in deferred stock units to a director's annual retainer account. Amounts set forth in the Stock Awards column represent the aggregate grant date fair value for fiscal year 2011 as computed in accordance with FASB Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2011 included in our annual report on Form 10-K for the fiscal year ended June 30, 2011.

The aggregate number of outstanding deferred stock units held by each director at June 30, 2011 is as follows: Mr. Brenneman, 17,064; Mr. Brun, 26,138; Mr. Cooperman, 17,064; Mr. Fast, 12,035; Ms. Gooden, 7,976; Mr. Hubbard, 17,466; Mr. Jones, 16,432; Ms. Rowlands, 11,310; Mr. Salem, 5,947; Mr. Summe, 11,896.

The grant date fair value for each deferred stock unit award granted to directors in fiscal year 2011, calculated in accordance with FASB ASC Topic 718, is as follows:

Director	Grant Date	Grant Date Fair Value
Gregory D. Brenneman	11/9/2010	$ 167,500
Leslie A. Brun	8/9/2010	$ 2,000
	11/9/2010	$ 262,500
Leon G. Cooperman	11/9/2010	$ 167,500
Eric C. Fast	8/9/2010	$ 3,500
	10/28/2010	$ 1,500
	11/9/2010	$ 167,500
Linda R. Gooden	11/9/2010	$ 167,500
R. Glenn Hubbard	8/9/2010	$ 5,000
	9/23/2010	$ 1,500
	10/28/2010	$ 1,500
	11/9/2010	$ 167,500
John P. Jones	8/9/2010	$ 5,000
	9/23/2010	$ 1,500
	11/9/2010	$ 172,500
Sharon T. Rowlands	8/9/2010	$ 3,500
	11/9/2010	$ 167,500
Enrique T. Salem	8/9/2010	$ 2,000
	11/9/2010	$ 167,500
Gregory L. Summe	8/9/2010	$ 3,500
	11/9/2010	$ 167,500

(8) In fiscal year 2011, no stock option awards were granted to non-employee directors.

The aggregate number of shares underlying outstanding stock options held by each non-employee director at June 30, 2011 is as follows: Mr. Brenneman, 25,974; Mr. Brun, 75,359; Mr. Cooperman, 61,641; Mr. Fast, 15,000; Ms. Gooden, 10,000; Mr. Hubbard, 36,948; Mr. Jones, 31,461; Ms. Rowlands, 15,000; Mr. Salem, 5,000; Mr. Summe, 15,000.

(9) Reflects the aggregate increase in the present value of the pension benefit and actuarial plans. Non-employee directors who joined the board after August 13, 1997 are not eligible to receive this benefit. The present values as of June 30, 2010 are based on the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate. The present values as of June 30, 2011 are based on the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate. The change in the present value of pension benefit for Mr. Cooperman was negative $5,183; pursuant to Securities and Exchange Commission rules we reflected $0 for this amount.

(10) Reflects contributions by the ADP Foundation that match charitable gifts made by our directors. The ADP foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that calendar year. Amounts in the Director

Compensation Table may exceed $20,000 because, while matching charitable contributions are limited to $20,000 in a calendar year, the Director Compensation Table reflects matching charitable contributions for the fiscal year ended June 30, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our executive officers included in the Summary Compensation Table below (we refer to such executive officers as "named executive officers"), (iii) all company directors and executive officers as a group (including the named executive officers) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 31, 2011 and the address of each person named is P.O. Box 34, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent
Steven J. Anenen(2)	181,357	*
Gregory D. Brenneman	33,690	*
Leslie A. Brun	94,149	*
Gary C. Butler	1,826,197	*
Eric C. Fast	18,785	*
Linda R. Gooden	11,726	*
R. Glenn Hubbard	46,176	*
John P. Jones	38,435	*
Regina R. Lee	179,453	*
Christopher R. Reidy	122,195	*
Carlos A. Rodriguez	80,333	*
Sharon T. Rowlands	18,810	*
Enrique T. Salem	7,197	*
Gregory L. Summe	18,646	*
Directors and executive officers as a group (21 persons, including those directors and executive officers named above)	3,128,650	*

* Indicates less than one percent.

(1) Includes shares that may be acquired upon the exercise of options granted by the company that are exercisable on or prior to October 30, 2011 as follows: (i) shares subject to such options granted to the following directors and executive officers: 114,197 (Mr. Anenen), 16,626 (Mr. Brenneman), 66,011 (Mr. Brun), 1,450,838 (Mr. Butler), 6,750 (Mr. Fast), 3,750 (Ms. Gooden), 27,600 (Mr. Hubbard), 22,113 (Mr. Jones), 106,543 (Ms. Lee), 72,387 (Mr. Reidy), 10,250 (Mr. Rodriguez), 7,500 (Ms. Rowlands), 1,250 (Mr. Salem) and 6,750 (Mr. Summe); and (ii) 2,207,746 shares subject to such options granted to the directors and executive officers as a group. Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: 17,064 (Mr. Brenneman), 26,138 (Mr. Brun), 12,035 (Mr. Fast), 7,976 (Ms. Gooden), 17,466 (Mr. Hubbard), 16,432 (Mr. Jones), 11,310 (Ms. Rowlands), 5,947 (Mr. Salem) and 11,896 (Mr. Summe).

(2) Includes 16,946 shares deferred upon exercise of an option.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2011 regarding compensation plans under which the company's equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	23,249,288(1)	$39.61	38,916,315(2)
Equity compensation plans not approved by security holders(3)	168,794	$36.37	0
Total	23,418,082	$39.58	38,916,315

(1) Includes 1,391,815 shares of restricted stock issuable under our fiscal year 2011 one-year performance-based restricted stock program (which shares were issued in September 2011) and 143,328 shares issuable upon settlement of deferred stock units held by our directors. The remaining balance consists of outstanding stock options. Weighted average exercise price shown in column (b) of this table does not take into account awards under our performance-based restricted stock program or deferred stock units.

(2) Includes 33,200,748 shares available for future issuance under the 2008 Omnibus Award Plan and 5,715,567 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan. Approximately 321,722 shares of common stock were subject to purchase as of June 30, 2011 under the Employees' Savings-Stock Purchase Plan.

(3) Represents (i) the 1989 Non-Employee Director Stock Option Plan and (ii) the Amended and Restated Employees' Saving-Stock Option Plan for our employees based in France, neither of which have been approved by the company's stockholders. Prior to 2004, the non-employee directors of the company were entitled to participate in the 1989 Non-Employee Director Stock Option Plan pursuant to which options to purchase 12,500 shares of common stock were automatically granted to persons who become non-employee directors. In addition, each non-employee director was granted an additional option to purchase 12,500 shares on the first business day after each fifth anniversary of the date of the initial grant to each such non-employee director, provided that he or she was then still serving in such capacity. All options granted under the 1989 Non-Employee Director Stock Option Plan were granted at the fair market value of the common stock, determined on the basis of the closing price of the common stock in consolidated trading on the date of grant, as reported in *The Wall Street Journal*. Twenty percent of the options granted under the 1989 Non-Employee Director Stock Option Plan became exercisable on each anniversary of the date such options were granted until all such options were exercisable, provided that options became exercisable only if the director was then still serving in such capacity, unless certain specified events occurred such as the death, disability or retirement of a director, in which case the options immediately vested and became fully exercisable. All options granted under the 1989 Non-Employee Director Stock Option Plan have a term of ten years.

4,083 shares of common stock are subject to purchase during current purchase periods under the Employees' Saving-Stock Option Plan for our employees based in France. The board of directors adopted the plan in January 1996 and terminated the plan in April 2009 with respect to future offerings thereunder. The plan was designed to satisfy French tax requirements. The plan offered our French employees an opportunity to purchase shares of common stock at 85% of the market value for such stock at the date the purchase price for the offering was determined. Employees of the company based in France were granted an option to purchase shares of our common stock under annual offerings that commenced on January 1 of each calendar year and continued for 48 months to close on December 31 of the fourth year following commencement. Each eligible employee could elect to receive stock options in each offering that would generally entitle such employee to purchase a whole number of shares of common stock equivalent in value to up to 10% of his or her base salary, based upon a price per share (in U.S. dollars) determined in advance of such offering by the French Stock Option Committee, subject to adjustment for currency rate changes over the term of the offering. Participating employees pay for the exercise of the stock options through monthly payroll deductions taken during the four-year period of each offering, and have the opportunity upon the close of the offering to exercise their stock options (or any portion thereof) and purchase the associated number of shares of common stock. To the extent a participating employee elects to purchase fewer shares of common stock than would be available under his or her full allotment of stock options, such employee would receive the cash remaining from the aggregate payroll deductions after taking into account his or her purchase of shares of common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The compensation committee of our board of directors determines the compensation of our chief executive officer and reviews, modifies and approves the chief executive officer's compensation recommendations for our other key executive officers.

This section of the proxy statement explains how our executive compensation programs are designed and operate with respect to our named executive officers by discussing the following fundamental aspects of our compensation program:

- compensation principles;
- cash compensation;
- long-term incentive compensation; and
- other compensation components and considerations (including retirement benefits and deferred compensation).

We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both short-term and long-term operational and financial goals of the company and to link executive performance to stockholder value. We also believe that it is important for our named executive officers to have an ongoing long-term investment in the company as outlined below under "Share Ownership Guidelines".

We are pleased with the strong results we achieved in fiscal 2011 coming out of a challenging year in fiscal 2010 as we continued to leverage the strength of our core business model. Our business model with its highly recurring revenue base continued to generate strong, consistent cash flows, which enabled continued investment in our product offerings and in sales and client service associates. Our key business metrics continued to trend positively and were the strongest they have been in three years. We closed multiple acquisitions that are expected to enhance future organic revenues. The strength of our fiscal 2011 operating cash flows allowed us to continue to return excess cash to our shareholders through continued dividends and share buybacks while investing in acquisitions. The compensation committee considered our strong financial performance in their discussion regarding our incentive plans and believes that incentive plan payouts are commensurate with our performance.

Our financial performance in fiscal year 2011 impacted compensation of our executive officers under those compensation programs that directly align the interests of executives with those of stockholders, such as annual cash bonuses and performance-based restricted stock awards. Our fiscal year 2011 earnings per share growth was 6.3% compared to a target of 2.0% under our cash bonus program for our executive officers. Revenue growth was 11% compared to a target of 4.0%. These two performance measures were common to the incentive compensation of all of our executive officers. In fiscal year 2011, our named executive officers received cash bonuses that averaged approximately 151% of target. Our one-year earnings per share growth for fiscal year 2011 resulted in awards to our executive officers of restricted stock under our one-year performance-based restricted stock program at 125% of target. The tables below illustrate the alignment between company performance and our chief executive officer's incentive compensation:


Earnings Per Share
EPS
$2.60
$2.40
$2.20
2010
2011
Fiscal Year
Target
Actual


Revenues
Revenues (billions)
$10.0
$9.0
$8.0
2010
2011
Fiscal Year
Target
Actual


Annual Cash Bonus
Payout as % of Target
200%
100%
0%
2010
2011
Fiscal Year
Target
Actual


Performance-Based Restricted Stock
Payout as % of Target
150%
100%
50%
0%
2010
2011
Fiscal Year
Target
Actual

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Four principles that guide us as we make decisions involving executive compensation are that compensation should be:

- based on (i) each executive's individual performance, (ii) the performance of such executive's business unit and (iii) the overall performance of the company;
- closely aligned with the short-term and long-term financial and strategic objectives that build sustainable long-term stockholder value;
- competitive in order to attract and retain executives critical to our long-term success; and
- consistent with high standards of corporate governance and designed to discourage the incentive for executives to take risks that are reasonably likely to have a material adverse effect on the company or to behave in ways that are inconsistent with the company's strategic planning processes and internal standards of behavior.

Our compensation programs are designed so that target pay reflects relative levels of responsibility among our key executives. Overall targeted compensation opportunities are generally similar for key executives who have comparable levels of responsibility. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has a base salary range and a total annual cash compensation range, as well as ranges for annual equity grants.

We design our performance-based compensation so that variation in performance will result in significant variation in the earned compensation deliverable to our key executives. As such, actual compensation amounts may vary above or below targeted levels depending on performance of a business unit and achievement of individual performance goals. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve excellent results.

Earnings per share growth and revenue growth are important performance measures in annual bonus determinations, and earnings per share growth is used to determine the number of shares earned in a performance period under our performance-based restricted stock program. These performance criteria were chosen for the variable incentive plans because they focus our executive officers on the company's long-term strategic goals of driving the growth and profitability of our business, which drives stockholder value. The earnings per share measurement we use is diluted earnings per share from continuing operations; however, we exclude the impact of certain favorable one-time tax items in fiscal 2011 and fiscal 2010.

Elements of Compensation

The following table summarizes the major elements of our fiscal year 2011 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, pay grade, competitive compensation practices data and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve individual, business unit and company-wide business goals	Payment based on achievement of target individual, business unit and company-wide business goals
Performance-Based Restricted Stock Awards	To motivate executive officers to achieve certain longer-term goals	• Awards based on target growth in earnings per share • Shares issued following applicable performance period, subject to an additional vesting period
Stock Options	To attract and retain executive officers and align their interests with long-term stockholders' interests	• Granted annually based on pay grades and individual performance • Grants vest over four years
Retirement Plans	To attract and retain mid- to late-career executive talent	Provides a retirement benefit with a competitive income replacement ratio at normal retirement age

The mix of total direct compensation (base salary, annual incentive awards and long-term incentive awards) for fiscal year 2011 was designed to deliver the following approximate proportions of total compensation to our chief executive officer and the other named executive officers (on average) if company and individual target levels of performance are achieved.


Pay Mix at Target
59%
25%
16%
40%
26%
33%
Long-Term Incentive
Annual Incentive
Base Salary
CEO
Other NEOs

2011 Proxy Statement

Compensation Review and Determination

Our annual pay review focuses on base salary, annual bonus and long-term equity incentives. In determining the compensation of our named executive officers, we consider the type of business we are in and the nature of our organization. The compensation committee also considers market data provided by their compensation consultant and by management. Management provides the compensation committee with a history of base salary, bonus and equity grant practices for the preceding three years and an analysis of the grant sizes consistent with our target for each named executive officer. The compensation committee examines summary compensation sheets detailing the amounts and mix of these compensation components for each of our named executive officers, which compare the amounts and mix to competitive compensation practices. We generally target base salary, annual bonus and long-term equity incentives at the median of competitive compensation practices, but we will set targets above or below the median when warranted in the discretion of the compensation committee.

We consult different sets of compensation data reflecting the practices of different groups of businesses to determine competitive compensation practices for our chief executive officer and other named executive officers.

Chief Executive Officer. In benchmarking the total cash and long-term incentive compensation of our chief executive officer, the compensation committee, at its June 2010 meeting, reviewed aggregated compensation data from all public companies with annual revenue between $6 billion and $12 billion (150 companies), which we believe is representative of the competitive environment we face with respect to senior executives. Utility companies were excluded because of the regulatory environment in which they operate. The median base salary, median target cash compensation and median target direct compensation (total cash plus long-term incentive compensation) of the comparison companies was $1,050,000, $2,489,000 and $7,231,000, respectively. Mr. Butler's base salary is at the 36th percentile, his target cash compensation is at the 55th percentile and his target direct compensation is at the 39th percentile of the compensation of the chief executive officers of the comparison companies.

Other Named Executive Officers. With respect to the total cash and long-term incentive compensation for Messrs. Reidy, Rodriguez, Anenen and Ms. Lee, management (not including any of the named executive officers) prepared for the compensation committee competitive compensation market data based on compensation surveys reflecting the pay practices of publicly traded companies. The surveys we used were the Towers Perrin U.S. General Industry Executive Database, the Hewitt Associates Executive Total Compensation by Industry Survey, the Mercer Human Resources U.S. General Industry Executive Database and, for Mr. Reidy, the Equilar Top 25 Database. The companies included for Messrs. Rodriguez and Anenen and Ms. Lee were based on a revenue range such that the median company revenue approximates the annual revenue of the business units that the executive officer leads.

Differences in Compensation of Our Named Executive Officers

We carefully designed the pay mix for Mr. Butler to be competitive when measured against the pay packages of other chief executive officers as indicated by the compensation study.

We have found that due to the broad responsibilities and the experience required for the chief executive officer position, compensation for chief executive officers in public companies that are similar in size to ours is significantly higher than those for other named executive officers.

When determining the compensation level for each of our executive officers, the compensation committee reviews each individual compensation element based on the previous year's level, as well as how the proposed level for that individual element would compare to the other executive officers. The aggregate level for each executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

On June 1, 2011, Mr. Rodriguez became the company's president and chief operating officer, and his compensation for fiscal year 2012 was adjusted to reflect his new role and additional responsibilities.

Compensation Consultant

The compensation committee has engaged the consulting firm Frederic W. Cook & Co., Inc. ("Cook & Co.") to provide assistance with the design of our compensation programs, the development of comparative market-based compensation data for the chief executive officer position and the determination of compensation awards. The specific matters on which Cook & Co. provided advice in fiscal year 2011 were the design of executive compensation programs and practices and chief executive officer pay levels. In June 2010, Cook & Co. delivered to our compensation committee the results of a competitive assessment of compensation for use in determining 2011 target compensation for Mr. Butler. Cook & Co. also examined the mix of performance-based restricted stock and options proposed to be granted to our named executive officers in fiscal year 2011 and confirmed that the proposals for the named executive officers appeared reasonable and customary, given the company's size and structure.

As part of its ongoing support to the compensation committee, Cook & Co. also reviews executive compensation disclosures (including this Compensation Discussion and Analysis), reviews and provides comments on changes to the committee's charter, advises on emerging trends and the implications of regulatory and governance developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee's meetings.

Cook & Co. has not provided any services to management.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, pay grade, competitive compensation practices data and comparison to other company executives.

Our named executive officers received the following annual salary increases in July 2010:

Named Executive Officer	Increase
Mr. Butler	0.0%
Mr. Reidy	2.0%
Mr. Rodriguez	0.0%
Ms. Lee	0.0%
Mr. Anenen	13.3%

The compensation committee, taking into account the recommendation of Cook & Co., decided to direct compensation increases for Mr. Butler toward incentive compensation rather than base salary to better align Mr. Butler's overall compensation mix with peer practice and to increase the portion of compensation tied to changes in stockholder value and multi-year operating results. Mr. Rodriguez and Ms. Lee received salary increases in March 2010 to reflect additional responsibilities they assumed due to significant organizational changes, and did not receive an increase in fiscal year 2011.

Annual Cash Bonus

Overview

We paid our named executive officers cash bonuses for fiscal year 2011 based on the attainment of individual, business unit and company-wide business goals established at the beginning of the fiscal year.

For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. This target bonus percentage ranges from 70% to 160% of base salary for the named executive officers. We also assign a percentage value to each bonus component of each named executive officer's annual bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our named executive officers with a strong incentive to exceed the targets. The maximum bonus payment to our chief executive officer is 200% of his target bonus level. All other named executive officers have a maximum bonus payment of 175% of their respective target bonus levels. There is no minimum payment level.

The compensation committee establishes and approves the annual target bonus objectives and award opportunities for each of our named executive officers. In making these determinations, the compensation committee considers a variety of factors including market data, each officer's relative level of responsibility, and for executives other than himself, the chief executive officer's recommendations. Our named executive officers participate in the discussions surrounding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component. Each named executive officer receives a final version of his or her individualized bonus plan after it has been approved by the compensation committee. Except in extraordinary circumstances, bonus plan objectives are not modified during the fiscal year, and no bonus objectives were modified during fiscal year 2011.

The compensation committee reviews the performance of each of our named executive officers relative to the officer's annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the compensation committee determines and approves the annual cash bonuses for each of our executive officers.

Named Executive Officers' Fiscal Year 2011 Bonuses

Fiscal year 2011 target bonuses for the named executive officers were the same in percentage terms as in fiscal year 2010, except for Mr. Butler's bonus target, which increased from 155% of base salary to 160%. Following the conclusion of fiscal year 2011, the compensation committee considered the performance of the company, the business units and the individual named executive officers for the 2011 fiscal year against the named executive officers' bonus objectives, assessed which of the individual bonus targets were met, exceeded or not fully achieved and approved cash bonuses as follows:

Named Executive Officer	Target Bonus as Percentage of Base Salary	Target Bonus Amount	Actual Bonus Amount	Bonus Amount as Percentage of Target
Mr. Butler	160%	$1,600,000	$2,487,000	155%
Mr. Reidy	80%	$ 434,000	$ 667,900	154%
Mr. Rodriguez	80%	$ 400,000	$ 573,800	143%
Ms. Lee	80%	$ 380,000	$ 574,600	151%
Mr. Anenen	70%	$ 298,000	$ 453,300	152%

Fiscal Year 2011 Target Bonus Objectives

Each objective for our named executive officers was satisfied as set forth below:

	Mr. Butler		Mr. Reidy		Mr. Rodriguez		Ms. Lee		Mr. Anenen	
Bonus Objectives	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target
EPS Growth	15.6%	200.0%	15.0%	200.0%	10.0%	200.0%	10.0%	200.0%	10.0%	200.0%
Revenue Growth	12.5%	200.0%	15.0%	200.0%	10.0%	200.0%	10.0%	200.0%	10.0%	200.0%
Corporate Strategy	31.3%	127.4%	15.0%	140.7%	10.0%	126.0%	10.0%	115.0%	10.0%	135.0%
Succession & Development	12.5%	150.0%	10.0%	100.0%	5.0%	150.0%	5.0%	110.0%	5.0%	104.0%
Diversity	6.3%	100.0%	5.0%	100.0%	5.0%	100.0%	5.0%	100.0%	5.0%	100.0%
Service Profit Chain	9.4%	133.3%			5.0%	125.0%	5.0%	150.0%	5.0%	120.0%
Leadership			10.0%	120.0%	10.0%	150.0%	10.0%	140.0%	10.0%	150.0%
Return on Equity	6.3%	150.0%	10.0%	150.0%						
Margin Improvement	6.3%	200.0%	10.0%	200.0%						
Division Financial Performance					30.0%	90.3%	30.0%	164.7%	30.0%	167.3%
Division Initiatives					15.0%	200.0%	15.0%	122.0%	15.0%	114.7%
Security Initiatives			5.0%	116.0%						
Investor Relations			5.0%	100.0%						

The compensation committee established 2.0% earnings per share growth as a common target bonus objective for each of our named executive officers. This target was established to ensure alignment between the bonus plan and the range of our fiscal 2011 forecast of 1.0% to 3.0% earnings per share growth. For all named executive officers, with the exception of Mr. Butler, 200% of target was to be awarded for earnings per share growth of 6.0% or greater, and 0% of target was to be awarded for negative earnings per share growth. Mr. Butler's target bonus objectives limited total payout to two times the target, but did not otherwise specify the payout for achieving earnings per share growth higher than 2.0%.

The compensation committee also established 4.0% revenue growth as a common target bonus objective for each of our name executive officers. This target was established to ensure that management was highly incented to exceed the range of our fiscal 2011 forecast of 1.0% to 3.0% revenue growth. For the other named executive officers, with the exception of Mr. Butler, 200% of target was to be awarded for revenue growth of 8.0% or greater, and 0% of target was to be awarded for negative revenue growth. Mr. Butler's target bonus objectives limited total payout to two times the target, but did not otherwise specify the payout for achieving revenue growth higher than target.

The other target bonus objectives for the named executive officers are set forth in detail below.

Corporate Strategy: Develop new strategies to increase our sales and revenue growth rates for fiscal years 2012 through 2015. Improve market share gains, with emphasis on having a plan to address competitive threats. Successfully integrate recent acquisitions (other than for Ms. Lee). For Messrs. Butler and Reidy, achieve 1% to 2% of plan revenue through strategic acquisitions.

Succession and Executive Development: Achieve the following specified milestones in our succession planning and executive development initiatives:

- Strengthen our leadership pipeline; and
- Foster the success and development of specified executives

Diversity: Actively engage in diversity strategies and continue improving the representation of female and minority executives.

Service Profit Chain: Improve our service profit chain by enhancing service quality, increasing client satisfaction and retention levels and improving associate turnover levels.

Leadership: Achieve quality leadership accomplishments, successful involvement on the executive committee and, in the case of Mr. Reidy, an effective control environment.

Return on Equity: Achieve target return on equity of 21.0% from continuing operations. Maximum allocation for 22.0% return on equity from continuing operations.

Margin Improvement: Achieve initiatives to drive margin improvement for fiscal year 2012.

Division Financial Performance: Successfully achieve revenue, net operating income, sales and client retention equal to their respective divisions' fiscal year 2011 planned results.

Division Initiatives: Drive division margin improvement for fiscal year 2012 and achieve 1.0% to 3.0% of plan revenue through strategic acquisitions.

Security Initiatives: Improve detection and threat management capability through the implementation of cyber monitoring, improve enterprise risk management capability and implement a technology-based fraud detection program.

Investor Relations; Achieve further improvements in investor relations, increased involvement of other executives and increased progress with the international investment community.

2011 Proxy Statement

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of our stockholders. Long-term incentives are awarded in the form of performance-based restricted stock awards and stock option grants.

Based on a long-term incentive compensation study conducted with the assistance of Cook & Co. in April 2010, we decided to rebalance the weighting of stock options and performance-based restricted stock awards. As a result, for all of our named executive officers except our chief executive officer we have increased the performance-based restricted stock target awards from 60% to 70% of total long-term incentive compensation value and reduced the value of stock option awards by a corresponding amount. Mr. Butler's employment agreement provides for a minimum annual stock option grant that results in a long-term incentive mix with a greater portion of stock options than the other named executive officers. For fiscal year 2011, Mr. Butler's target long-term incentive mix had 55% of the value in performance-based restricted stock and 45% in stock options. We believe these grant value mixes provide us with a strong executive attraction and retention program. The compensation committee may also from time to time grant discretionary awards of time-based restricted stock to our executive officers. These awards are for special situations and are not considered in the target allocation of total long-term incentive compensation between performance-based restricted stock awards and stock option grants.

The target long-term incentive mix approved for fiscal year 2011 grants is shown in the following chart:


Long-Term Incentive Mix
34%
66%
30%
70%
CEO
Other NEOs
Stock Options*
Performance-Based Restricted Stock

* Mix determined using Black-Scholes option pricing model to value options.

As part of our annual market analysis of compensation data, we compare our long-term equity incentive grant values with competitive practices. Based on median long-term incentive market practices, we determine share grant ranges for each executive level. On average, the number of shares executives receive is at the midpoint of the range. The compensation committee reviews the share grant ranges annually to ensure that the resulting values based on current stock price and option fair value remain generally consistent with our median compensation philosophy.

Prior to the beginning of each fiscal year, we analyze the performance-based restricted stock and stock option target award and grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Review and Determination" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

In response to the volatile worldwide economic environment in 2009, the compensation committee established a one-year performance period for our performance-based restricted stock program beginning in fiscal year 2010 to address the challenges in projecting earnings per share growth. As we continued to have difficulty forecasting long-term earnings per share growth due to the economic environment, one-year performance-based restricted stock award targets were set in August 2010 for the fiscal year 2011 performance period.

At its August 2010 meeting, the compensation committee approved target awards of one-year performance based restricted stock for fiscal year 2011 for all named executive officers and the stock option grant for Mr. Butler. It has been historical practice to grant chief executive officer stock option awards annually in August. At its

February 2011 meeting, the compensation committee approved stock option grants for the other named executive officers. Performance-based restricted stock and stock option awards for fiscal year 2011 are summarized in the table below:

Named Executive Officer	Target PBRS Award	Stock Options
Mr. Butler	60,000	200,000
Mr. Reidy	13,000	20,000
Mr. Rodriguez	12,000	20,000
Ms. Lee	12,000	20,000
Mr. Anenen	8,500	15,000

The employment agreements of Messrs. Butler and Reidy affect their long-term incentive compensation. Messrs. Butler's and Reidy's employment agreements are summarized in more detail below under "Mr. Butler Employment Agreement" and "Mr. Reidy Employment Agreement", respectively.

Performance-Based Restricted Stock

We use a performance-based restricted stock program to align the compensation of our key executives with long-term company operating performance.

In August 2010 we established target earnings per share growth of more than 1% for fiscal year 2011. In light of the challenging economic environment facing the company in fiscal year 2011, we determined that performance-based restricted stock awards were appropriate at reduced levels for earnings per share growth below the 1% target, even where such growth was below zero. Awards were to be adjusted upward or downward at the end of the performance period as follows:

Earnings Per Share Growth	Restricted Stock Grant as Percentage of Target
-5% or under	0%
>-5% to -3%	50%
>-3% to -1%	75%
>-1% to 1%	85%
>1% to 4%	100%
>4% to 6%	115%
>6% to 8%	125%
Over 8%	150%

Our actual earnings per share growth for fiscal year 2011 was 6.3%, resulting in awards of restricted stock at 125% of target level. These shares of restricted stock were issued in September 2011 and are scheduled to vest fully in March 2012. The program provides that if an executive officer terminates his or her employment with the company prior to the March 2012 vesting date, the unvested restricted stock will be forfeited, however, Mr. Butler's restricted stock may vest or continue to vest in certain circumstances as described below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control".

Uncertainty in the worldwide economic environment has continued to make projecting earnings per share growth challenging. In response, the compensation committee maintained a one-year performance period for our fiscal year 2012 performance-based restricted stock program. Any shares of restricted stock earned under this program would be issued in September 2012 and would be scheduled to vest fully in March 2013.

Dividends are paid in respect of performance-based restricted stock after shares of restricted stock are granted and not during the performance period.

Stock Options

We grant stock options to our executive officers (other than our chief executive officer) based upon their pay grades. Stock options granted in April 2008 and thereafter generally vest over four years. The grant level for each pay grade is determined based on our annual review of our long-term incentive compensation program. Our chief executive officer recommends to the compensation committee the number of stock options for our executive officers, other than himself. The compensation committee determined and approved stock option grants for our chief executive officer as part of a review of his entire compensation package based on the guidance of its compensation consultant, Cook & Co. The grant levels approved by the compensation committee for fiscal year 2011 were consistent with the grant levels approved for fiscal year 2010. Additional stock option grants may be made to assist us in recruiting, promoting or retaining executive officers.

While the compensation committee can consider a stock option grant at any time for our executive officers, it makes its regularly scheduled stock option grants at its first meeting in the calendar year. The compensation committee generally sets its calendar of meetings in August of each year and we do not coordinate this meeting date with any regularly scheduled announcement or corporate event.

Time-Based Restricted Stock

The compensation committee may from time to time grant discretionary awards of time-based restricted stock to our executive officers. These discretionary grants assist us in the recruitment, promotion or retention of executive officers. Our named executive officers did not receive time-based restricted stock grants in fiscal year 2011.

Other Compensation Components and Considerations

In addition to the components discussed above and the opportunity to participate in the same Employees' Savings-Stock Purchase Plan and the same health and welfare benefits available to our US associates generally, we offer our executive officers retirement benefits, deferred compensation, perquisites and change in control protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All executive officers can participate in the Automatic Data Processing, Inc. Retirement and Savings Plan (our 401(k) plan) and are automatically enrolled in the Automatic Data Processing, Inc. Pension Retirement Plan (a tax-qualified, defined benefit, cash balance pension plan). These plans are generally available to all US associates. Executive officers also participate in the Supplemental Officers Retirement Plan, which provides retirement benefits to our executive officers in excess of those generally available under our qualified cash balance pension plan. The Supplemental Officers Retirement Plan enables us to attract and retain senior and experienced mid- to late-career executive talent necessary to achieve growth and provides these executive officers with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Deferred Compensation

All executive officers may defer all or a portion of their annual bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives and to provide our executive officers with a tax efficient way to save for retirement. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions. For fiscal year 2012, we have amended the deferred compensation plan to allow eligible participants the opportunity to defer receipt of their performance-based restricted stock awards.

Perquisites

In accordance with Mr. Butler's employment agreement, he receives a fixed annual perquisite allowance of $125,000 that he allocates based on his personal needs.

We provide each of our executive officers the use of automobiles leased by the company. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events. Finally, the ADP Foundation makes contributions that match the charitable gifts made by our executive officers up to a maximum of $20,000 per calendar year.

We did not make any tax gross-up payments to our named executive officers in fiscal year 2011, except for payments related to relocation expenses, which are available to all associates who participate in the company's relocation program.

Change in Control and Severance Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed (i) to retain our executive officers (including the named executive officers) and our staff vice presidents and (ii) to align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. In addition, pursuant to their employment agreements, Messrs. Butler and Reidy have individual arrangements described below under "Potential Payments To Named Executive Officers Upon Termination or Change of Control."

Under our Change in Control Severance Plan for Corporate Officers, our executive officers have different separation entitlements from one another following the occurrence of a change in control. Our chief executive officer is entitled to severance equal to approximately three times base salary and bonus under some termination scenarios, while our other executive officers are entitled to severance equal to approximately one to one and one-half times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract the individual we believe is best suited for the office. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. He has the greatest individual impact on our success, and he faces the greatest personal risks when the company takes risks. Our Change in Control Severance Plan for Corporate Officers also provides that the vesting of certain unvested equity awards may be accelerated under some termination scenarios.

The severance formulas we use for executive officers are each designed to provide the level of replacement income we feel is appropriate for that office, but the compensation our executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Accounting and Tax Considerations

We consider the accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. Our goal is to make only equity-based awards and grants that we can deduct when determining our taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the component and the stockholder value that management and the compensation committee believe the pay component reinforces.

We try to maximize the tax deductibility of compensation payments to executive officers. Our stockholders have approved our incentive plans that are designed and administered to provide performance-based compensation that is awarded to our executive officers, and therefore not subject to the deduction limits of Section 162(m) of the Internal Revenue Code. The compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee's judgment, such pay would be in the best interests of the company and its stockholders.

Compensation Recovery

Our 2008 Omnibus Award Plan gives the compensation committee the flexibility to grant cash and equity awards that the company may recover if a recipient engages in certain types of misconduct. Beginning in February 2009, stock options and restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain and/or the value of vested restricted stock, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Share Ownership Guidelines

The compensation committee established share ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the share ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) includes shares owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/or dependent children), or shares owned through our Retirement and Savings Plan.

Under our share ownership guidelines, Messrs. Butler and Rodriguez are encouraged to own an amount of our stock equal in value to five times their respective base salaries and Messrs. Reidy and Anenen and Ms. Lee are encouraged to own an amount of our stock equal in value to three times their respective base salaries. Executive officers whose ownership levels are below the minimum required levels are asked to hold as shares of common stock at least 75% of post-tax net gains on stock option exercises and to hold 75% of net shares received upon vesting of restricted stock.

As of the end of fiscal year 2011, all named executive officers met the share ownership guidelines, with the exception of Mr. Rodriguez whose target ownership was recently increased in connection with his promotion to president and chief operating officer. Mr. Rodriguez had met his previous ownership requirement of three times his base salary.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2011 proxy statement. Based on its review and discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2011 proxy statement.

Compensation Committee
of the Board of Directors

Gregory D. Brenneman, Chairman
R. Glenn Hubbard
John P. Jones
Gregory L. Summe

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes the compensation of our named executive officers for fiscal year 2011.

Summary Compensation Table For Fiscal Year 2011

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (1) (e)	Option Awards ($) (1) (f)	Non-Equity Incentive Plan Compensation ($) (2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3) (h)	All Other Compensation ($) (4) (i)	Total ($) (j)
Gary C. Butler	2011	$1,000,000	$ 0	$2,436,000	$1,274,000	$2,487,000	$1,526,255	$181,548	$8,904,803
Chief Executive	2010	$1,000,000	$ 0	$1,440,580	$1,723,500	$2,020,000	$2,761,828	$176,025	$9,121,933
Officer	2009	$1,000,000	$ 0	$1,659,200	$1,982,250	$1,295,000	$1,722,475	$192,032	$7,850,957
Christopher R. Reidy	2011	$ 543,048	$ 0	$ 527,800	$ 170,800	$ 667,900	$ 196,651	$ 42,378	$2,148,577
Chief Financial	2010	$ 532,400	$ 0	$ 440,648	$ 137,000	$ 557,900	$ 303,301	$ 42,199	$2,013,448
Officer	2009	$ 532,400	$ 0	$ 507,520	$ 144,000	$ 346,600	$ 129,759	$ 43,808	$1,704,087
Carlos A. Rodriguez	2011	$ 500,000	$ 0	$ 487,200	$ 170,800	$ 573,800	$ 155,660	$ 41,620	$1,929,080
President and Chief	2010	$ 433,333	$ 0	$ 703,209	$ 116,450	$ 536,000	$ 226,893	$ 54,194	$2,070,079
Operating Officer	2009	$ 400,000	$35,504	$ 351,360	$ 122,400	$ 174,496	$ 47,809	$161,375	$1,292,944
Regina R. Lee	2011	$ 475,270	$ 0	$ 487,200	$ 170,800	$ 574,600	$ 206,540	$275,757	$2,190,167
Division President	2010	$ 441,667	$ 0	$ 703,209	$ 116,450	$ 468,900	$ 386,891	$ 97,788	$2,214,905
	2009	$ 425,000	$ 0	$ 351,360	$ 122,400	$ 260,580	$ 140,253	$ 37,100	$1,336,693
Steven J. Anenen	2011	$ 425,003	$ 0	$ 345,100	$ 128,100	$ 453,300	$ 342,814	$ 41,779	$1,736,096
Division President									

(1) Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal years 2011, 2010 and 2009 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2011 included in our annual report on Form 10-K for the fiscal year ended June 30, 2011. The amounts shown in the Stock Awards column reflect the grant date fair value of performance-based restricted stock based upon the probable outcome of the performance condition as of the grant date. The maximum value of the performance-based restricted stock awards granted in fiscal year 2011 assuming achievement of the highest level of performance are: Mr. Butler, $3,654,000; Mr. Reidy, $791,700; Mr. Rodriguez, $730,800; Ms. Lee, $730,800; and Mr. Anenen, $517,650.

(2) Performance-based bonuses paid under the annual cash bonus program are shown in this column. A discussion of our annual cash bonus program may be found in our Compensation Discussion and Analysis under "Cash Compensation - *Annual Cash Bonus*".

(3) Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality rate (projected to 2008), a 4.50% interest crediting rate for the pension plan, and a 6.95% discount rate; the present value as of June 30, 2009 is based on the RP-2000 white collar mortality table (projected to 2009), a 4.25% interest crediting rate for the pension plan, and a 6.80% discount rate; the present value as of June 30, 2010 is based on the RP-2000 white collar mortality table (projected to 2017), a 3.75% interest crediting rate for the pension plan, and a 5.25% discount rate; the present value as of June 30, 2011 is based on the RP-2000 white collar mortality table (projected to 2018), a 3.90% interest crediting rate for the pension plan, and a 5.40% discount rate.

(4) Please refer to the "All Other Compensation" table below for further information.

ALL OTHER COMPENSATION FOR FISCAL YEAR 2011

Name	Other Benefits (1)	Tax Payments (2)	Perquisite Allowance (3)	Matching Charitable Contributions (4)	Total
Gary C. Butler	$ 36,048	$ 0	$125,000	$20,500	$181,548
Christopher R. Reidy	$ 28,428	$ 0	$ 0	$13,950	$ 42,378
Carlos A. Rodriguez	$ 28,370	$ 0	$ 0	$13,250	$ 41,620
Regina R. Lee	$171,309	$104,448	$ 0	$ 0	$275,757
Steven J. Anenen	$ 41,779	$ 0	$ 0	$ 0	$ 41,779

(1) Other Benefits include:

(a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Butler, $24,678; Mr. Reidy $20,198; Mr. Rodriguez, $17,270; Ms. Lee, $13,278; and Mr. Anenen, $26,200.

(b) Amount paid by company on behalf of the executives' spouses who accompanied such executives on business travel: Ms. Lee, $3,299; and Mr. Anenen, $4,600.

(c) Relocation expense (available to the company's associates generally): Ms. Lee, $143,672.

(d) Matching contributions to the company's Retirement and Savings Plan (available to the company's associates generally): Mr. Butler, $10,290; Mr. Reidy, $7,350; Mr. Rodriguez, $10,290; Ms. Lee, $10,290; and Mr. Anenen, $10,290.

(e) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Mr. Butler, $1,080; Mr. Reidy $880; Mr. Rodriguez, $810; Ms. Lee, $770; and Mr. Anenen, $689.

(2) Gross-up for relocation expense (available to all participants in the relocation program).

(3) Pursuant to the provisions of his employment agreement, Mr. Butler has an annual perquisite allowance of $125,000, which he used in fiscal year 2011 to fully reimburse the company for his personal use of aircraft chartered by the company and the incremental cost to the company of his personal use of aircraft owned by the company. Personal use of the aircraft benefit is valued at the actual incremental cost to the company of providing the benefit to the executive. With respect to the aircraft chartered by the company, the incremental cost is the contracted per-hour cost, including empty aircraft positioning costs, plus any fuel surcharges, additional catering or landing fees, taxes and segment fees. With respect to the aircraft owned by the company, the incremental cost is calculated by multiplying the personal flight time, including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew traveling expenses, including hotels, meals and transportation. Since the aircraft owned by the company is primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries as well as hangar, insurance and management fees.

(4) Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given named executive officer's charitable contributions for that calendar year. Amounts may exceed $20,000 because, while matching charitable contributions are limited to $20,000 in a calendar year, this table reflects matching charitable contributions for the fiscal year ended June 30, 2011.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2011

Name	Grant Date	Date of Corporate Action	Plan Under Which Grant Was Made	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards $
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #				
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gary C. Butler	—		Cash Bonus	$0	$1,600,000	$3,200,000							
	10/1/2010	9/23/2010	PBRS				0	60,000	90,000				$2,436,000
	8/9/2010	8/9/2010	Stock Options								200,000	$41.77	$1,274,000
Christopher R. Reidy	—		Cash Bonus	$0	$ 434,900	$ 759,000							
	10/1/2010	9/23/2010	PBRS				0	13,000	19,500				$ 527,800
	2/8/2011	2/8/2011	Stock Options								20,000	$49.52	$ 170,800
Carlos A. Rodriguez	—		Cash Bonus	$0	$ 400,000	$ 700,000							
	10/1/2010	9/23/2010	PBRS				0	12,000	18,000				$ 487,200
	2/8/2011	2/8/2011	Stock Options								20,000	$49.52	$ 170,800
Regina R. Lee	—		Cash Bonus	$0	$ 380,000	$ 665,000							
	10/1/2010	9/23/2010	PBRS				0	12,000	18,000				$ 487,200
	2/8/2011	2/8/2011	Stock Options								20,000	$49.52	$ 170,800
Steven J. Anenen	—		Cash Bonus	$0	$ 298,000	$ 521,500							
	10/1/2010	9/23/2010	PBRS				0	8,500	12,750				$ 345,100
	2/8/2011	2/8/2011	Stock Options								15,000	$49.52	$ 128,100

In the foregoing Grants of Plan-Based Awards Table, PBRS refers to our one-year performance-based restricted stock program under our 2008 Omnibus Award Plan. Stock options were also granted under the company's 2008 Omnibus Award Plan.

The grant dates shown in column (b) of the table were determined pursuant FASB ASC Topic 718. Column (bb) of the table shows the actual dates on which our compensation committee set target award amounts under the one-year performance-based restricted stock program and granted stock options.

In determining the foregoing awards and grants, we took into account the employment agreements with Messrs. Butler and Reidy, which are summarized below.

We computed the grant date fair value of each restricted stock award and option grant shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2011 included in our annual report on Form 10-K for the fiscal year ended June 30, 2011.

Mr. Butler Employment Agreement

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The agreement provides for successive one-year terms beginning on August 31, 2006 unless terminated by the company or Mr. Butler at least six months before the end of the applicable one-year term.

Mr. Butler's annual base salary is at least $850,000, and his annual target bonus is at least $1,200,000. The actual bonus paid to Mr. Butler is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Butler will be increased or decreased, as appropriate.

Pursuant to the employment agreement, Mr. Butler received a one-time stock option grant of 150,000 shares of common stock on July 1, 2006. In addition, Mr. Butler will be granted stock options for a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. Subject to the attainment of any pre-established performance goals that may be set by the compensation committee (in its sole discretion), each stock option will vest in five equal annual installments of 20% each, commencing one year after the applicable grant date.

The company will pay Mr. Butler a perquisite allowance of $125,000 each fiscal year. The salary, bonus, stock and other arrangements for Mr. Butler will be reviewed annually by the compensation committee and may be increased in its sole discretion. Mr. Butler is also entitled to participate in all of the company's then current pension, 401(k), medical and health, life, accident, disability and other insurance programs, stock purchase and other plans and arrangements (including all policies relating to the exercise of stock options following a person's retirement from, or cessation of employment with, the company) that are generally available to other senior executives of the company.

Mr. Butler's employment agreement also contains provisions related to change in control or termination, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Mr. Reidy Employment Agreement

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. Mr. Reidy's annual base salary is at least $500,000, and his annual target bonus is at least $400,000. The actual bonus paid to Mr. Reidy is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Reidy will be increased or decreased, as appropriate. Commencing in January 2008, Mr. Reidy will be granted stock options for a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement.

Mr. Reidy's employment agreement also contains provisions related to his involuntary termination from the company, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Restricted Stock

We currently grant restricted stock under our 2008 Omnibus Award Plan. Restricted stock awards granted in connection with our performance-based restricted stock program vest six months following issuance. Other restricted stock awards vest over periods determined by our compensation committee. Holders of shares of restricted stock are entitled to receive dividends paid on their restricted shares.

Beginning in February 2009, restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any gain realized on the award (the fair market value, on the applicable vesting date, of the shares delivered to the participant), if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

We currently grant stock options under our 2008 Omnibus Award Plan with an exercise price equal to our closing stock price on the date of grant, although options outstanding under our 2000 Stock Option Plan have an exercise price equal to the average of the high and the low sales prices of our stock on the day of grant. Stock options have a term of up to ten years from the date of grant. No option may be exercised after the expiration of its ten-year term.

Stock options granted in April 2008 and thereafter generally vest over four years. Options granted prior to April 2008 generally vest over a five-year period, beginning on the second anniversary of the grant date (for all key executives of the company, including the named executive officers other than Mr. Butler, whose options started vesting on the first anniversary of the grant date), or the first anniversary of the grant date (for all other optionholders).

Stock options granted under our 2008 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an optionholder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with ten years of service (Normal Retirement) or (iii) retired in the previous twelve months on or after age 55 with between five and ten years of service with the company and its subsidiaries. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2008 Omnibus Award Plan may generally be exercised for up to 60 days following an optionholder's termination of employment with the company, provided that:

- optionholders who retire on or after Normal Retirement will have up to 37 months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- optionholders who retire on or after age 55 with between five and ten years of service will have up to twelve months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- optionholders who die or become disabled on or after eligibility for Normal Retirement will have up to 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and
- optionholders who were not eligible for Normal Retirement on the date of death or disability will have up to twelve months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Beginning in February 2009, stock option awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain, if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011

		Option Awards				Stock Awards			
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) (Exercisable) (2)	Number of Securities Underlying Unexercised Options (#) (Unexercisable) (2)	Option Exercise Price ($) (2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Gary C. Butler	7/22/2002	87,689		$29.38	7/21/2012				
	8/12/2002	109,750		$33.58	8/11/2012				
	8/11/2003	219,499		$34.45	8/10/2013				
	8/11/2004	98,775		$35.56	8/10/2014				
	8/11/2005	87,800	21,950	$40.51	8/10/2015				
	7/1/2006	307,300	76,825	$41.50	6/30/2016				
	8/9/2007	120,000	80,000	$47.55	8/8/2017				
	8/14/2008	112,500	112,500	$45.34	8/13/2018				
	8/13/2009	56,250	168,750	$38.74	8/12/2019				
	8/9/2010		200,000	$41.77	8/8/2020				
	9/1/2011					75,000	$3,951,000		
Christopher R. Reidy . .	10/2/2006	49,387	32,925	$42.98	10/1/2016				
	1/31/2008	8,000	12,000	$40.28	1/30/2018				
	2/10/2009	10,000	10,000	$37.58	2/9/2019				
	2/9/2010	5,000	15,000	$40.70	2/8/2020				
	2/8/2011		20,000	$49.52	2/7/2021				
	4/30/2008					6,000	$ 316,080		
	2/10/2009					5,000	$ 263,400		
	9/1/2011					16,250	$ 856,050		
Carlos A. Rodriguez. . .	1/27/2006		2,195	$40.70	1/26/2016				
	1/26/2007		5,268	$42.94	1/25/2017				
	4/25/2007	6,000	24,000	$44.91	4/24/2017				
	1/31/2008		10,200	$40.28	1/30/2018				
	2/10/2009		8,500	$37.58	2/9/2019				
	2/9/2010	4,250	12,750	$40.70	2/8/2020				
	2/8/2011		20,000	$49.52	2/7/2021				
	4/25/2007					5,000	$ 263,400		
	4/30/2008					12,000	$ 632,160		
	2/10/2009					8,500	$ 447,780		
	3/3/2010					4,500	$ 237,060		
	9/1/2011					15,000	$ 790,200		
Regina R. Lee.	9/21/2001	2,496		$39.64	9/20/2011				
	5/6/2002	12,072		$45.84	5/6/2012				
	7/22/2002	5,487		$29.38	7/21/2012				
	5/13/2003	12,072		$31.28	5/12/2013				
	11/11/2003	6,585		$35.74	11/10/2013				
	5/11/2004	12,072		$42.30	5/10/2014				
	1/27/2005	10,975		$39.40	1/26/2015				

Name	Grant Date (1)	Option Awards: Number of Securities Underlying Unexercised Options (#) (Exercisable) (2)	Option Awards: Number of Securities Underlying Unexercised Options (#) (Unexercisable) (2)	Option Awards: Option Exercise Price ($) (2)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
	1/27/2006	10,536	2,634	$40.70	1/26/2016				
	1/26/2007	11,194	7,463	$42.94	1/25/2017				
	4/25/2007	6,000	24,000	$44.91	4/24/2017				
	1/31/2008	6,800	10,200	$40.28	1/30/2018				
	2/10/2009	8,500	8,500	$37.58	2/9/2019				
	2/9/2010	4,250	12,750	$40.70	2/8/2020				
	2/8/2011		20,000	$49.52	2/7/2021				
	4/25/2007					5,000	$ 263,400		
	4/30/2008					12,000	$ 632,160		
	2/10/2009					8,500	$ 447,780		
	3/3/2010					4,500	$ 237,060		
	9/1/2011					15,000	$ 790,200		
Steven J. Anenen	10/22/2001	13,170		$44.96	10/21/2011				
	11/12/2002	13,170		$38.65	11/11/2012				
	11/11/2003	19,755		$35.74	11/10/2013				
	1/27/2005	18,657		$39.40	1/26/2015				
	1/27/2006	14,925	3,732	$40.70	1/26/2016				
	1/26/2007	11,194	7,463	$42.94	1/25/2017				
	1/31/2008	6,800	10,200	$40.28	1/30/2018				
	2/10/2009	8,500	8,500	$37.58	2/9/2019				
	2/9/2010	4,250	12,750	$40.70	2/8/2020				
	2/8/2011		15,000	$49.52	2/7/2021				
	4/30/2008					8,000	$ 421,440		
	2/10/2009					6,000	$ 316,080		
	9/1/2011					10,625	$ 559,725		

(1) We have included in the table awards under our one-year performance-based restricted stock program for fiscal year 2011. Such awards were formally made on September 1, 2011.

(2) The option awards and exercise price of options granted prior to March 30, 2007 have been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007.

(3) Market value based on June 30, 2011 closing price of our common stock of $52.68 share.

OUTSTANDING EQUITY VESTING SCHEDULE FOR FISCAL YEAR-END 2011

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Gary C. Butler	7/22/2002	20% vested on 7/22/2003	9/1/2011	Stock will vest six months after grant date.
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	8/12/2002	40% vested on 8/12/2004		
		20% vested on 8/12/2005		
		20% vested on 8/12/2006		
		20% vested on 8/12/2007		
	8/11/2003	20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
	8/11/2004	20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vested on 8/11/2010		
	8/11/2005	20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vested on 8/11/2010		
		20% vested on 8/11/2011		
	7/1/2006	20% vested on 7/1/2007		
		20% vested on 7/1/2008		
		20% vested on 7/1/2009		
		20% vested on 7/1/2010		
		20% vested on 7/1/2011		
	8/9/2007	20% vested on 8/9/2008		
		20% vested on 8/9/2009		
		20% vested on 8/9/2010		
		20% vested on 8/9/2011		
		20% vests on 8/9/2012		
	8/14/2008	25% vested on 8/14/2009		
		25% vested on 8/14/2010		
		25% vested on 8/14/2011		
		25% vests on 8/14/2012		
	8/13/2009	25% vested on 8/13/2010		
		25% vested on 8/13/2011		
		25% vests on 8/13/2012		
		25% vests on 8/13/2013		
	8/9/2010	25% vested on 8/9/2011		
		25% vests on 8/9/2012		
		25% vests on 8/9/2013		
		25% vests on 8/9/2014		
Christopher R. Reidy	10/2/2006	20% vested on 10/2/2008	4/30/2008	50% vests on 4/30/2012
		20% vested on 10/2/2009		50% vests on 4/30/2013
		20% vested on 10/2/2010	2/10/2009	20% vests 2/10/2013
		20% vests on 10/2/2011		80% vests 2/10/2014
		20% vests on 10/2/2012	9/1/2011	Stock will vest six months after grant date.

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vests on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
	2/8/2011	25% vests on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
Carlos A. Rodriguez.......	1/27/2006	20% vested on 1/27/2008	4/25/2007	50% vested on 1/1/2011
		20% vested on 1/27/2009		25% vests on 1/1/2012
		20% vested on 1/27/2010		25% vests on 1/1/2013
		20% vested on 1/27/2011	4/30/2008	50% vests on 4/30/2012
		20% vests on 1/27/2012		50% vests on 4/30/2013
			2/10/2009	100% vests on 2/10/2014
	1/26/2007	20% vested on 1/26/2009	3/3/2010	53% vested on 3/3/2011
		20% vested on 1/26/2010		16% vests on 3/3/2012
		20% vests on 1/26/2011		16% vests on 3/3/2013
		20% vests on 1/26/2012		15% vests on 3/3/2014
		20% vests on 1/26/2013	9/1/2011	Stock will vest six months after grant date.
	4/25/2007	20% vested on 4/25/2011		
		40% vests on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vests on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
	2/8/2011	25% vests on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
Regina R. Lee............	9/21/2001	100% vested on 9/1/2002	4/25/2007	50% vested on 1/1/2011
	5/6/2002	20% vested on 5/6/2003		25% vests on 1/1/2012
		20% vested on 5/6/2004		25% vests on 1/1/2013
		20% vested on 5/6/2005	4/30/2008	50% vests on 4/30/2012
		20% vested on 5/6/2006		50% vests on 4/30/2013
		20% vested on 5/6/2007	2/10/2009	100% vests on 2/10/2014

Option Awards		Stock Awards	
Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
7/22/2002	20% vested on 7/22/2003	3/3/2010	53% vested on 3/3/2011
	20% vested on 7/22/2004		16% vests on 3/3/2012
	20% vested on 7/22/2005		16% vests on 3/3/2013
	20% vested on 7/22/2006		15% vests on 3/3/2014
	20% vested on 7/22/2007	9/1/2011	Stock will vest six months after grant date.
5/13/2003	20% vested on 5/13/2004		
	20% vested on 5/13/2005		
	20% vested on 5/13/2006		
	20% vested on 5/13/2007		
	20% vested on 5/13/2008		
11/11/2003	20% vested on 11/11/2004		
	20% vested on 11/11/2005		
	20% vested on 11/11/2006		
	20% vested on 11/11/2007		
	20% vested on 11/11/2008		
5/11/2004	20% vested on 5/11/2005		
	20% vested on 5/11/2006		
	20% vested on 5/11/2007		
	20% vested on 5/11/2008		
	20% vested on 5/11/2009		
1/27/2005	20% vested on 1/27/2007		
	20% vested on 1/27/2008		
	20% vested on 1/27/2009		
	20% vested on 1/27/2010		
	20% vested on 1/27/2011		
1/27/2006	20% vested on 1/27/2008		
	20% vested on 1/27/2009		
	20% vested on 1/27/2010		
	20% vested on 1/27/2011		
	20% vests on 1/27/2012		
1/26/2007	20% vested on 1/26/2009		
	20% vested on 1/26/2010		
	20% vested on 1/26/2011		
	20% vests on 1/26/2012		
	20% vests on 1/26/2013		
4/25/2007	20% vested on 4/25/2011		
	40% vests on 4/25/2012		
	40% vests on 4/25/2013		
1/31/2008	20% vested on 1/31/2010		
	20% vested on 1/31/2011		
	20% vests on 1/31/2012		
	20% vests on 1/31/2013		
	20% vests on 1/31/2014		
2/10/2009	25% vested on 2/10/2010		
	25% vested on 2/10/2011		
	25% vests on 2/10/2012		
	25% vests on 2/10/2013		
2/9/2010	25% vested on 2/9/2011		
	25% vests on 2/9/2012		
	25% vests on 2/9/2013		
	25% vests on 2/9/2014		
2/8/2011	25% vests on 2/8/2012		
	25% vests on 2/8/2013		
	25% vests on 2/8/2014		
	25% vests on 2/8/2015		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Steven J. Anenen	10/22/2001	20% vested on 10/22/2002	4/30/2008	50% vests on 4/30/2012
		20% vested on 10/22/2003		50% vests on 4/30/2013
		20% vested on 10/22/2004	2/10/2009	17% vests on 2/10/2013
		20% vested on 10/22/2005		83% vests on 2/10/2014
		20% vested on 10/22/2006	9/1/2011	Stock will vest six months after grant date.
	10/12/2002	20% vested on 11/12/2004		
		20% vested on 11/12/2005		
		20% vested on 11/12/2006		
		20% vested on 11/12/2007		
		20% vested on 11/12/2008		
	11/11/2003	20% vested on 11/11/2005		
		20% vested on 11/11/2006		
		20% vested on 11/11/2007		
		20% vested on 11/11/2008		
		20% vested on 11/11/2009		
	1/27/2005	20% vested on 1/27/2007		
		20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vested on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vested on 1/27/2011		
		20% vests on 1/27/2012		
	1/26/2007	20% vested on 1/26/2009		
		20% vested on 1/26/2010		
		20% vested on 1/26/2011		
		20% vests on 1/26/2012		
		20% vests on 1/26/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vests on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
	2/8/2011	25% vests on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL YEAR 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Gary C. Butler(1)	118,530	$1,193,504	39,100	$1,931,149
Christopher R. Reidy(2)	0	$ 0	11,960	$ 590,704
Carlos A. Rodriguez(3)	100,562	$ 961,872	18,280	$ 892,999
Regina R. Lee(4)	13,170	$ 29,089	18,280	$ 892,999
Steven J. Anenen(5)	0	$ 0	7,360	$ 363,510

(1) Mr. Butler exercised options to purchase 118,530 shares on May 9, 2011 with a weighted average exercise price of $43.74 and a market price of $53.81. He acquired 39,100 shares with a market price of $49.39 on March 1, 2011 upon lapse of restrictions.

(2) Mr. Reidy acquired 11,960 shares with a market price of $49.39 on March 1, 2011 upon lapse of restrictions.

(3) Mr. Rodriguez exercised options to purchase 15,681 shares on March 3, 2011 with a weighted average exercise price of $46.76 and a market price of $50.38, and options to purchase 84,881 shares on March 8, 2011 with a weighted average exercise price of $40.24 and a market price of $50.91. He acquired 5,000 shares with a market price of $46.28 on January 1, 2011, 8,280 shares with a market price of $49.39 on March 1, 2011, and 5,000 shares with a market price of $50.53 on March 3, 2011, each upon lapse of restrictions.

(4) Ms. Lee exercised options to purchase 13,170 shares on March 4, 2011 with an exercise price of $48.12 and a market price of $50.33. She acquired 5,000 shares with a market price of $46.28 on January 1, 2011, 8,280 shares with a market price of $49.39 on March 1, 2011, and 5,000 shares with a market price of $50.53 on March 3, 2011, each upon lapse of restrictions.

(5) Mr. Anenen acquired 7,360 shares with a market price of $49.39 on March 1, 2011 upon lapse of restrictions.

PENSION BENEFITS FOR FISCAL YEAR 2011

Name (a)	Plan Name (b)	Number of Years Credited Service(1) (c)	Present Value of Accumulated Benefit(2)(3)(4) (d)	Payments During Last Fiscal Year (e)
Gary C. Butler	Automatic Data Processing, Inc. Pension Retirement Plan	35.50	$2,671,257	$0
	Supplemental Officers Retirement Plan	20.00	$9,874,815	$0
Christopher R. Reidy	Automatic Data Processing, Inc. Pension Retirement Plan	3.50	$ 27,552	$0
	Supplemental Officers Retirement Plan	4.66	$ 760,993	$0
Carlos A. Rodriguez	Automatic Data Processing, Inc. Pension Retirement Plan	10.50	$ 82,673	$0
	Supplemental Officers Retirement Plan	8.08	$ 499,794	$0
Regina R. Lee	Automatic Data Processing, Inc. Pension Retirement Plan	28.50	$ 259,314	$0
	Supplemental Officers Retirement Plan	6.58	$ 809,439	$0
Steven J. Anenen	Automatic Data Processing, Inc. Pension Retirement Plan	34.50	$ 351,012	$0
	Supplemental Officers Retirement Plan	12.08	$1,575,666	$0

(1) Consists of the number of years of service credited as of June 30, 2011 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1 following the completion of six months of service.

(2) The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2011 under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate. For the Pension Retirement Plan only, we also used a 3.90% interest crediting rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and, at June 30, 2011 are as follows: Mr. Butler, $398,816; Mr. Reidy, $31,995; Mr. Rodriguez, $107,161; Ms. Lee, $286,203; and Mr. Anenen, $345,799.

(4) The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined as of the normal retirement age, *i.e.*, 65.

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan is a tax-qualified defined benefit plan covering substantially all U.S. employees of the company. Under the Pension Retirement Plan, the company credits participants' notional accounts with annual contributions, which are determined based upon base salary and years of service. The contributions range from 2.1% to 10% of base salary and the accounts earn interest based upon the ten-year U.S. Treasury constant maturity rates. Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the Internal Revenue Service compensation limit in effect for the plan year. A participant must have three years of service to receive any benefit.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan, which is a non-qualified defined benefit plan that pays a lump sum and/or an annuity upon retirement. Eligible participants include the named executive officers and other officers of the company with titles of corporate vice president and above.

On August 14, 2008, our board approved amendments to the Supplemental Officers Retirement Plan. These amendments included changes to the Supplemental Officers Retirement Plan benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009 (we refer to such participants as "non-grandfathered participants," and to all other participants as "grandfathered participants"), as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, our board approved additional amendments effective January 1, 2010 to (1) exclude performance-based restricted stock awards from the definition of final average compensation of grandfathered participants, (2) change the formulas used to compute benefits for grandfathered participants after 2009, (3) provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan and (4) provide that effective after December 31, 2009, our chief executive officer will no longer be able to grant service credit in his discretion to Supplemental Officers Retirement Plan participants who are involuntarily terminated or who receive severance from the company.

All participants must have at least five years of service to receive any benefit under the Supplemental Officers Retirement Plan. After ten years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant as the "vested percentage". The vested percentage is determined using a schedule set forth in the Supplemental Officers Retirement Plan.

Supplemental Officers Retirement Plan benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability or (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75% or 100% joint and survivor annuity with a beneficiary, or a ten year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity, or if elected, a guaranteed payment for 120 months only. Under certain circumstances, annual benefits are subject to reduction for payments from social security, the Pension Retirement Plan and the Retirement and Savings Plan, and any retirement benefits from a former or subsequent employer of the participant.

For grandfathered participants, prior to January 1, 2010, the amount of the annual benefit is determined by taking the average annual compensation of a participant for the five full consecutive calendar years during which he or she received the highest amount of compensation (we refer to such average annual compensation as "final average annual pay"), and then multiplying that amount by a factor of 1.5%, the number of years of service and his or her vested percentage. The maximum annual plan benefit which may be paid to grandfathered participants was limited to 25% of a participant's final average annual pay (which we express as a maximum service period of 16.67 years).

Since January 1, 2010, the following formulas are used to determine the Supplemental Officers Retirement Plan benefits of Messrs. Butler, Reidy and Anenen and Ms. Lee, who are grandfathered participants:

- Mr. Butler – the product of (i) Mr. Butler's final average annual pay, (ii) future service period up to 20 years, (iii) 1.95% and (iv) his vested percentage. Mr. Butler's annual plan benefit cannot exceed 39% of his final average annual pay.
- Messrs. Reidy and Anenen and Ms. Lee – the product of (i) the participant's final average annual pay, (ii) future service period up to 18.75 years, (ii) 2.4% and (iv) the participant's vested percentage. The annual plan benefit for each of Mr. Reidy and Ms. Lee cannot exceed 45% of the participant's final average annual pay.

A grandfathered participant's benefit under the Supplemental Officers Retirement Plan will not be less than the participant's benefit determined as of December 31, 2009, taking into account the participant's actual vesting service through the date of his or her termination of employment.

Early retirement benefits for grandfathered participants will be calculated using the factors applicable to participants who are not grandfathered participants, except when determining the protected early retirement benefit accrued as of December 31, 2009.

For grandfathered participants, compensation covered under the Supplemental Officers Retirement Plan includes base salary and bonus amounts (paid or deferred) and, for periods before January 1, 2010, compensation realized from restricted stock vesting during the fiscal year. A grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 5/12 of 1% per month for each full month by which the participant's benefit commencement precedes the participant's 65th birthday.

For non-grandfathered participants the amount of the annual benefit is determined by taking such participant's final average annual pay, and then multiplying that amount by a factor of 2%, the number of years of service (up to 20 years), and his or her vested percentage. For non-grandfathered participants with more than 20 years of service only, added to that first amount will be an amount equal to such participant's final average annual pay, multiplied by 1%, up to five additional years of service, and his or her vested percentage. Final average annual pay for non-grandfathered participants will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit which may be paid to non-grandfathered participants will be limited to 45% of a participant's final average annual pay. A non-grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday. Non-grandfathered participants cannot receive a benefit less than the benefit they had accrued on December 31, 2008 under the formula applicable to grandfathered participants.

If any participant within 24 months after his or her employment terminates violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the Supplemental Officers Retirement Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2011

Name (a)	Executive Contributions in 2011(1) ($) (b)	Aggregate Earnings in 2011(2) ($) (d)	Aggregate Balance at June 30, 2011(3) ($) (f)
Gary C. Butler	$2,020,000	$198,789	$8,342,723
Christopher R. Reidy	$ 0	$ 0	$ 0
Carlos A. Rodriguez	$ 0	$ 57,880	$ 402,918
Regina R. Lee	$ 0	$ 0	$ 0
Steven J. Anenen	$ 181,150	$107,334	$1,171,726

(1) The amounts listed in column (b) reflect 100% and 50% of the annual bonuses for fiscal year 2010 that were payable in fiscal year 2011, but which were deferred by Messrs. Butler and Anenen, respectively; the amount for Mr. Butler was reported as compensation in the Summary Compensation Table for fiscal year 2010. In

addition, 100% and 50% of the annual bonuses earned for fiscal year 2011 by Messrs. Butler ($2,487,000) and Anenen ($226,650), respectively, that were paid in August 2011 were also deferred by Messrs. Butler and Anenen; these amounts were reported as compensation in the Summary Compensation Table for fiscal year 2011. As the amounts in respect of the fiscal year 2011 bonuses were not deferred until after we concluded fiscal year 2011, such amounts are not included in columns (b) and (f).

(2) The earnings amounts are not reported as compensation in fiscal year 2011 in the Summary Compensation Table.

(3) The following amount was previously reported as compensation in the Summary Compensation Table for previous years: Mr. Butler, $7,650,000.

Deferred Compensation Plan

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the named executive officers) can defer up to 100% of their annual cash bonuses into a deferred compensation account. They can choose two investment options for their deferrals: a fixed income fund or a fund designed to track the performance of the Standard & Poor's index of 500 leading U.S. companies. The fixed fund rate is adjusted each fiscal year. For fiscal year 2011, the fixed fund rate was 2.50%. The company does not match deferrals by its named executive officers or otherwise contribute any amounts to the named executive officers' deferred compensation accounts.

The program does not allow changes to the investment fund choice once the annual deferral is made to the account. Each participant has the option of making a one-time election changing the timing and/or the form of distributions from his or her account. Any such change is required to comply with the "redeferral rules" in effect under Section 409A of the Internal Revenue Code and may only be used to delay the timing and/or change the number of payments to be received.

Participants may elect to receive payments of their deferred funds and matching contributions either in a lump sum payment or in installments. However, in the event of death, disability or termination of employment prior to age 65 or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant's election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

We amended the ADP Deferred Compensation Plan to allow eligible participants the opportunity to defer receipt of their performance-based restricted stock awards beginning in fiscal year 2012.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OR CHANGE IN CONTROL

Change in Control Severance Plan for Corporate Officers

We have in effect the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers. The change in control plan provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates after a change in control of the company. All named executive officers of the company participate in the change in control plan. As of June 30, 2011, there were 24 eligible participants in the change in control plan.

The change in control plan provides that:

- Participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will receive:
  - A lump sum payment equal to 150% of such participant's current total annual compensation;
  - Full vesting of his or her options to purchase common stock;
  - Full vesting of restricted shares issued under the time-based restricted stock program, to the extent such vesting restrictions would otherwise have lapsed within two years after the date of termination; and
  - The number of restricted shares the participant would have been entitled to receive under the then ongoing performance-based restricted stock programs had the performance goals been achieved at 100% target rate.
- Participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will receive:
  - A lump sum payment equal to 100% of such participant's current total annual compensation;
  - Full vesting of his or her options to purchase common stock, to the extent that such options would have otherwise vested within one year after the date of termination; and
  - Full vesting of restricted shares issued under the time-based restricted stock program, to the extent such vesting restrictions would otherwise have lapsed within one year after the date of termination.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates.

The change in control payments due to Messrs. Reidy, Rodriguez, Anenen and Ms. Lee are payable solely pursuant to the terms of the change in control plan. However, Mr. Butler is entitled to receive, on an item-by-item basis, the greater of the benefits and payments and more favorable conditions provided under the change in control plan and/or his employment agreement entered into on June 28, 2006.

A "change in control" will have occurred under the change in control plan if:

- any "person" (as defined in Section 3(a)(9) of the Exchange Act), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then outstanding securities;
- there occurs a merger, consolidation or other business combination of the company (a "transaction"), other than a transaction immediately following which the stockholders of the company, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the transaction; or

- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the transaction.

If instructed by a participant, the company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code.

Employment Agreement with Mr. Butler

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The employment agreement provides that the company's obligation to make payments to Mr. Butler will cease on the date he is terminated for cause, *i.e.*, if he has:

- been convicted of a felony and such conviction has been upheld by a final ruling of a court of law;
- failed or refused to perform his obligations as chief executive officer;
- committed any act of negligence in the performance of his duties under the employment agreement and failed to take appropriate corrective action (if such corrective action can be taken); or
- committed any act of willful misconduct.

If the company terminates Mr. Butler's employment for any reason other than (i) for cause, as discussed above, (ii) for death or permanent or serious disability, either physical or mental, (iii) on account of a change in control or (iv) because the compensation committee either deems it to be in the company's best interests for Mr. Butler to retire before his 65th birthday (or if Mr. Butler elects to retire after his 65th birthday) or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler has as the company's chief executive officer on August 31, 2006, Mr. Butler will, for 24 months after such termination date:

- receive his annual base salary;
- have his stock options continue to vest;
- have the restrictions on his restricted stock continue to lapse (without regard to any performance goals); and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, Mr. Butler will receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler dies or becomes permanently and seriously disabled, either physically or mentally, so that he is absent from his office due to such disability and otherwise unable substantially to perform his services under the employment agreement, the company may terminate his employment. Under such circumstances, the company will continue to pay Mr. Butler's full compensation up to and including the effective date of his termination for death or disability. For 36 months after such termination date, he will:

- receive his annual base salary;
- receive his restricted stock and unvested stock options, all of which will automatically vest on the date of his death or termination for disability; and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, he is to receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler elects to voluntarily leave in the absence of a change in control (other than where the compensation committee determines that it is in the company's best interests for Mr. Butler to retire before his 65th birthday or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler had as chief executive officer of the company on August 31, 2006, or if Mr. Butler elects to retire after his 65th birthday), the company's obligation to make any payment to Mr. Butler will cease on the date his employment ends.

If Mr. Butler's employment is terminated other than for cause, or he resigns for good reason, within 24 months following a change in control of the company (unless more favorable conditions are provided under the change in control plan, as described above):

- he will receive a lump sum termination payment equal to a percentage, ranging from 300% if such termination occurs within two years after such change in control, to 200% if it occurs in the third year, to 100% if it occurs after the third year, of his current total annual compensation;
- all of his stock options will become fully vested and all of his restricted stock having restrictions lapsing within three years after such termination will have such restrictions automatically removed (without regard to any performance goals); and
- the number of shares of restricted stock Mr. Butler would have been entitled to receive had the performance goals been achieved at the 100% target rate in each of the then ongoing performance-based restricted stock programs will be immediately and automatically issued to him and all restrictions thereon removed.

For purposes of the employment agreement, good reason means any action which results in a diminution in any respect in Mr. Butler's current position, authority, duties or responsibilities as the company's chief executive officer, or a reduction in the overall level of his compensation or benefits.

Mr. Butler's employment agreement provides that in the event any payment to him following a change in control results in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, he will receive an additional payment such that after the payment of all such excise taxes and any taxes on the additional payments, he will be in the same after-tax position as if no excise tax had been imposed.

If the compensation committee deems it to be in the company's best interests that Mr. Butler retires prior to reaching his 65th birthday or if he decides to retire at any time after his 65th birthday, then:

- on the date of his retirement, the restrictions on all of Mr. Butler's restricted stock then owned by him will continue to lapse in the same manner as if he continued to be an employee of the company;
- Mr. Butler will continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as if he continued to be an employee of the company, and he will receive the number of shares of restricted stock he would have been entitled to receive had he continued to be an employee of the company, the restrictions on which will continue to lapse in the same manner as if he continued to be an employee of the company; and
- all of Mr. Butler's outstanding unvested stock options will vest on his retirement date.

If our board of directors confers on any other person (including any other director, officer or associate of the company) any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers Mr. Butler had as our chief executive officer on August 31, 2006, Mr. Butler may deem such action to constitute a request that he immediately retire in the best interests of the company, in which case the arrangements set forth in the foregoing paragraph will apply.

If Mr. Butler elects to retire from the company for any reason, the company will provide Mr. Butler with appropriate office and secretarial support until his 72nd birthday, and will also allow him to keep his company car.

If Mr. Butler's employment terminates other than for cause, then, for purposes of the Supplemental Officers Retirement Plan, his final average annual pay will be deemed to include the applicable compensation attributable to the periods covered by the termination payments made to Mr. Butler under his employment agreement. If the compensation committee deems it to be in the company's best interests that Mr. Butler retire prior to his 65th birthday, any early retirement benefit payable under the Supplemental Officers Retirement Plan will not be actuarially reduced to reflect the payment of benefits before his normal retirement date.

Employment Agreement with Mr. Reidy

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. The agreement provides that if Mr. Reidy is involuntarily terminated from the company within the first three years of his employment, he will receive two years of base salary, bonus and restricted stock. After the third year of his employment, Mr. Reidy will be entitled to separation pay equal to one year of base salary, bonus and restricted stock.

Health Coverage

Certain executives, including named executive officers, who terminate employment with the company after they have attained age 55 and been credited with ten years of service are eligible to participate in our executive retiree medical plan.

Termination and Change in Control Tables

The following tables set forth the payments that each of our named executive officers would have received under various termination scenarios on June 30, 2011. With regard to the payments on a change in control, the amounts detailed below presume that each named executive officer's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2011.

Potential Payments upon Termination or Change in Control for Gary C. Butler

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 8,866,500(1)	$ 3,000,000(2)	$ 3,000,000(2)	$ 2,000,000(3)	$ 0
Stock Options(4)	$ 6,897,548	$ 6,897,548	$ 6,897,548	$ 6,897,548	$ 6,897,548
Restricted Stock(5)	$ 3,160,800	$ 3,951,000	$ 3,951,000	$ 3,951,000	$ 3,951,000
Supplemental Officers Retirement Plan(6)	$10,161,605(7)	$ 4,793,220	$10,161,605(7)	$10,161,605(7)	$10,027,472(8)
Excise Tax Gross Up	$ 4,621,719	$ 0	$ 0	$ 0	$ 0
Health Coverage (9)	$ 17,000	$ 0	$ 17,000	$ 17,000	$ 17,000
Deferred Compensation (10)	$ 8,342,723	$ 8,342,723	$ 8,342,723	$ 8,342,723	$ 8,342,723
Other	$ 0	$ 0	$ 0	$ 0	$ 622,200(11)
Total	$42,067,895	$26,984,491	$32,369,876	$31,369,876	$29,857,943

(1) Represents payment of three times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($1,000,000) and (ii) average annual bonus for the two most recently completed calendar years ($1,955,500).

(2) Represents payment of three times annual salary of $1,000,000.

(3) Represents payment of two times annual salary of $1,000,000.

(4) Assumes all unvested options immediately vested and were exercised on June 30, 2011 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $52.68 per share.

(5) Amount in the Termination Following Change In Control column includes $3,160,605 attributable to the 2011 one-year performance-based restricted stock program, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in the other columns are attributable to the 2011 one-year performance-based restricted stock program, assuming performance goals will be achieved at 125% target rate.

(6) Represents present value of the benefit as of June 30, 2011 using the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate.

(7) Amount represents the present value of an unreduced early retirement benefit upon termination following change in control, involuntary termination without cause or disability, including an incremental amount of $134,133.

(8) Present value of accrued benefit as of June 30, 2011 reduced for early retirement at a rate of 4/12 of 1% per month for each month (up to 36 months) by which Mr. Butler's age precedes 65, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which Mr. Butler's age precedes 62.

(9) Represents the present value of the continuation of Mr. Butler's health coverage under our retiree medical plan using a discount rate of 4.70% and a medical inflation rate beginning at 7.82% for 2011-2012 and ultimately settling at 4.50% by 2028.

(10) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2011. The deferred compensation account is funded entirely by Mr. Butler's bonus deferrals; thus, Mr. Butler is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

(11) Value of administrative support, office space and automobile. The amount disclosed assumes Mr. Butler would use these benefits for 7.3 years, which is the period between July 1, 2011 and October 31, 2018, when Mr. Butler will be age 72.

Potential Payments upon Termination or Change in Control for Christopher R. Reidy

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,613,435(1)	$ 0	$ 0	$ 977,048(2)	$0
Stock Options(3)	$ 862,402	$ 862,402	$ 862,402	$ 0	$0
Restricted Stock(4)	$1,053,600	$ 856,050	$ 856,050	$ 684,840	$0
Supplemental Officers Retirement Plan(5)	$ 0	$ 0	$1,698,409	$ 0	$0
Total	$3,529,437	$1,718,452	$3,416,861	$1,661,888	$0

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($543,048) and (ii) average annual bonus for the two most recently completed calendar years ($532,575).

(2) Represents payment of an amount equal to annual salary of $543,048 and target annual bonus of $434,000.

(3) Assumes all unvested options immediately vested and were exercised on June 30, 2011 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $52.68 per share.

(4) Amount in the Termination Following Change in Control column includes $386,760 attributable to the vesting of time-based restricted stock and $684,840 attributable to the fiscal year 2011 one-year performance-based restricted stock program, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the 2011 one-year performance-based restricted stock program, assuming performance goals will be achieved at 125% target rate. Pursuant to Mr. Reidy's employment agreement, the amount for the Involuntary Termination Without Cause column reflects a payment equal to the value of the shares underlying Mr. Reidy's one-year performance-based restricted stock award for fiscal year 2011.

(5) Represents present value of the benefit as of June 30, 2011 using the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate.

Potential Payments upon Termination or Change in Control for Carlos A. Rodriguez

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,432,611	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 734,883	$ 734,883	$ 734,883	$ 0	$ 0
Restricted Stock(3)	$1,685,760	$ 790,200	$ 790,200	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 473,112	$ 227,635	$1,856,649	$473,112	$473,112
Deferred Compensation(5)	$ 402,918	$ 402,918	$ 402,918	$402,918	$402,918
Total	$4,729,284	$2,155,636	$3,784,650	$876,030	$876,030

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($500,000) and (ii) average annual bonus for the two most recently completed calendar years ($455,074).

(2) Assumes all unvested options immediately vested and were exercised on June 30, 2011 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $52.68 per share.

(3) Amount in the Termination Following Change in Control column includes $1,053,600 attributable to the vesting of time-based restricted stock and $632,160 attributable to the one-year performance-based restricted stock program for fiscal year 2011, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2011 one-year performance-based restricted stock program and assume that performance goals will be achieved at 125% target rate.

(4) Represents present value of the benefit as of June 30, 2011 using the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate.

(5) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2011. The deferred compensation account is funded entirely by Mr. Rodriguez's bonus deferrals; thus, Mr. Rodriguez is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

Potential Payments upon Termination or Change in Control for Regina R. Lee

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,377,367	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 761,526	$ 761,526	$ 761,526	$ 0	$ 0
Restricted Stock(3)	$1,685,760	$ 790,200	$ 790,200	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 614,664	$ 277,910	$1,783,273	$614,644	$614,644
Total	$4,439,317	$1,829,636	$3,334,999	$614,644	$614,644

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($475,000) and (ii) average annual bonus for the two most recently completed calendar years ($443,245).

(2) Assumes all unvested options immediately vested and were exercised on June 30, 2011 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $52.68 per share.

(3) Amount in the Termination Following Change in Control column includes $1,053,600 attributable to the vesting of time-based restricted stock and $632,160 attributable to the one-year performance-based restricted stock program for fiscal year 2011, and assumes that performance goals of this program will be achieved at

100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2011 one-year performance-based restricted stock program and assume that performance goals will be achieved at 125% target rate.

(4) Represents present value of the benefit as of June 30, 2011 using the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate.

Potential Payments upon Termination or Change in Control for Steven J. Anenen

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,153,054	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 572,411	$ 572,411	$ 572,411	$ 572,411	$ 572,411
Restricted Stock(3)	$ 921,900	$ 559,725	$ 559,725	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$1,845,487	$ 885,998	$2,601,604	$1,845,487	$1,845,487
Health Coverage (5)	$ 126,000	$ 0	$ 126,000	$ 126,000	$ 126,000
Deferred Compensation(6)	$1,171,726	$1,171,726	$1,171,726	$1,171,726	$1,171,726
Total	$5,790,578	$3,189,860	$5,031,466	$3,715,624	$3,715,624

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($425,003) and (ii) average annual bonus for the two most recently completed calendar years ($343,700).

(2) Assumes all unvested options immediately vested and were exercised on June 30, 2011 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $52.68 per share.

(3) Amount in the Termination Following Change in Control column includes $474,120 attributable to the vesting of time-based restricted stock and $447,780 attributable to the one-year performance-based restricted stock program for fiscal year 2011, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2011 one-year performance-based restricted stock program and assume that performance goals will be achieved at 125% target rate.

(4) Represents present value of the benefit as of June 30, 2011 using the RP-2000 white collar mortality table (projected to 2018) and a 5.40% discount rate.

(5) Represents the present value of the continuation of Mr. Anenen's health coverage under our retiree medical plan using a discount rate of 4.70% and a medical inflation rate beginning at 7.82% for 2011-2012 and ultimately settling at 4.50% by 2028.

(6) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2011. The deferred compensation account is funded entirely by Mr. Anenen's bonus deferrals; thus, Mr. Anenen is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

AUDIT COMMITTEE REPORT

The audit committee oversees the financial management of the company, the company's independent auditors and financial reporting procedures of the company on behalf of the board of directors. In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for fiscal year 2011, which is responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles in accordance with standards of the Public Company Accounting Oversight Board.

During the course of fiscal year 2011, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2011 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2011 related to its audit of the consolidated financial statements and financial statement schedule, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2012.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380) and SEC Rule 207. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP the firm's independence, including the matters in those written disclosures. The committee also considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services, is compatible with Deloitte & Touche LLP's independence. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

In addition, the committee discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2011. In addition, the committee appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2012, subject to the ratification by the stockholders at the 2011 Annual Meeting of Stockholders.

Audit Committee
of the Board of Directors

Leon G. Cooperman, Chairman
Gregory D. Brenneman
Eric C. Fast
Linda R. Gooden
R. Glenn Hubbard
Sharon T. Rowlands

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2011, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2011 and fiscal year 2010. The aggregate fees billed by Deloitte & Touche LLP in fiscal year 2011 and fiscal year 2010 for these various services were:

Type of Fees	FY 2011	FY 2010
	($ in thousands)	
Audit Fees	$ 6,664	$ 6,597
Audit-Related Fees	2,179	1,915
Tax Fees	2,276	2,254
All Other Fees	1,169	0
Total	$12,288	$10,766

In the above table, in accordance with SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards; "audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (*e.g.*, due diligence services, employee benefit plan audits and internal control reviews); "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;
- financial information systems design and implementation services;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources services;
- broker or dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2011 and fiscal year 2010 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting of Stockholders, the stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, an independent registered public accounting firm, as the independent certified public accountants to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2011. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking stockholders to approve the following advisory resolution at the 2011 Annual Meeting of Stockholders:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

The board of directors recommends a vote FOR this resolution because it believes that the policies and practices described in the Compensation Discussion and Analysis are effective in achieving the company's goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term operational and financial goals of the company and linking executive performance to stockholder value.

We urge stockholders to read the Compensation Discussion and Analysis beginning on page 15 of this proxy statement, as well as the Summary Compensation Table For Fiscal Year 2011 and related compensation tables and narrative, appearing on pages 28 through 50, which provide detailed information on the company's compensation policies and practices and the compensation of our named executive officers.

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation committee or the board of directors. Because we value our stockholders' views, however, the compensation committee and the board of directors will consider the results of this advisory vote when formulating future executive compensation policy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

PROPOSAL 4

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In Proposal Number 3 above, we are asking stockholders to vote on an advisory resolution on executive compensation. In this Proposal Number 4 we are asking stockholders to vote on whether future advisory votes on executive compensation should occur every year, every two years or every three years. Stockholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the recommendation of the board of directors. This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the board of directors.

The board of directors recommends an annual stockholder advisory vote on executive compensation. We believe that an annual vote would provide us with timely feedback from our stockholders on executive compensation matters.

Although the vote on this proposal is non-binding, the board of directors and compensation committee value the opinions of our stockholders and will take into account the outcome of the vote in considering the frequency of future advisory votes on executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR CONDUCTING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY YEAR.

OTHER MATTERS

So far as the board of directors is aware, only the aforementioned matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting said proxy.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that during the fiscal year ended June 30, 2011, all filing requirements under Section 16(a) of the Exchange Act applicable to our non-employee directors and beneficial owners have been complied with. We also believe that during the fiscal year ended June 30, 2011, all such filing requirements applicable to our officers have been complied with, except that there were inadvertent omissions to timely file Forms 4 on behalf of two executive officers, Michael L. Capone and Edward B. Flynn, III, which were subsequently remedied by filing Forms 4 in January 2011.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2012 Annual Meeting of Stockholders must be received by the company for inclusion in the 2012 Proxy Statement no later than May 30, 2012. Any stockholder proposal that is not submitted for inclusion in the 2012 Proxy Statement but is instead sought to be presented directly at the 2012 Annual Meeting of Stockholders must be received by the company by August 13, 2012.

ANNUAL REPORT

Our annual report on Form 10-K for the fiscal year ended June 30, 2011 (without exhibits or documents incorporated by reference), which is not a part of the proxy soliciting material, is being made available via Internet or delivered to our stockholders together with this proxy statement.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2011 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also choose electronic access by visiting the Investor Relations section of our website at www.adp.com, or following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access will receive an e-mail next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

IMPORTANT NOTICE REGARDING HOUSEHOLDING

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of this year's annual meeting, you should follow the instructions included in the Notice of Internet Availability of Proxy Materials that was sent to you.

You can also contact Broadridge Financial Solutions at 1-800-542-1061 if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future.

For the Board of Directors

Michael A. Bonarti
Secretary

Roseland, New Jersey
September 27, 2011

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-5397

AUTOMATIC DATA PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1467904**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One ADP Boulevard, Roseland, New Jersey	**07068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **973-974-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value (voting)	**NASDAQ Global Select Market** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [x] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $ 22,873,534,847. On August 12, 2011 there were 489,677,633 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2011 Annual Meeting of Stockholders.	Part III

Table of Contents

Part I

Item 1. Business

General

Incorporated in Delaware in 1961, Automatic Data Processing, Inc. (together with its subsidiaries, "ADP" or the "Company") is one of the world's largest providers of business outsourcing solutions. Leveraging over 60 years of experience, ADP® offers a wide range of human resource (HR), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to auto, truck, motorcycle, marine, recreational vehicle, and heavy equipment dealers throughout the world. ADP's mission is to power organizations with insightful solutions that drive business success.

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are made available, free of charge, on its website at www.adp.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.

Segments of Business

The Company's reportable segments are: Employer Services, Professional Employer Organization (PEO) Services, and Dealer Services. For financial information by segment and by geographic area, see Note 18 of the "Notes to Consolidated Financial Statements" contained in this Annual Report on Form 10-K. A brief description of each reportable segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, time and labor management, and tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. As of June 30, 2011, Employer Services assisted approximately 537,000 employers with approximately 628,000 payrolls. Employer Services markets these solutions and services through its direct marketing salesforce and, on a limited basis, through indirect sales channels, such as marketing relationships with banks and accountants, among others. In fiscal 2011, 80% of Employer Services' revenues were from the United States, 13% were from Europe, 5% were from Canada and 2% were from South America (primarily Brazil), Australia and Asia.

United States

Employer Services' approach to the market is to match clients' needs to the solutions and services that will best meet their expectations. To facilitate this approach, in the United States, Employer Services is comprised of the following market-facing groups: Small Business Services (SBS) (serving primarily organizations with fewer than 50 employees); Major Account Services (serving primarily organizations with between 50 and 999 employees); and National Account Services (serving primarily organizations with 1,000 or more employees). In addition, the Added Value Services division of Employer Services provides services to clients across all three of these groups.

ADP provides payroll services that include the preparation of client employee paychecks, electronic direct deposits and stored value payroll cards, along with employee pay statements, supporting journals, summaries and management reports. ADP also supplies the quarterly and annual social security, medicare and federal, state and local income tax withholding reports required to be filed by employers. ADP enables its largest clients to interface their major enterprise resource planning (ERP) applications with ADP's outsourced payroll services. For those companies that choose to process payroll in-house, ADP delivers stand-alone services such as payroll tax filing, check printing and distribution, year-end tax statements (*i.e.*, Form W-2), wage garnishment services, Retirement Services, Talent Solutions, Benefit Services, and Time and Labor Management Services. In fiscal 2011, ADP also launched its ADP Mobile Solutions application, which gives our clients' employees access to their vital HR, payroll, and benefits information via multiple smartphone platforms.

In order to address the growing business process outsourcing (BPO) market for clients seeking human resource information systems and benefit outsourcing solutions, ADP offers its integrated comprehensive outsourcing services (COS) solution that allows larger clients to outsource to ADP their HR, payroll, payroll administration, employee service center, benefits administration, and time and labor management functions. For mid-sized clients, ADP Workforce Now® Comprehensive Services provides integrated tools and technology to support payroll, a full-featured benefits administration solution, HR guidance and HR administration needs from recruitment to retirement. ADP also offers ADP Resource®, an integrated, flexible HR and payroll service offering for smaller clients that provides a menu of optional services, such as 401(k), FSA and a comprehensive Pay-by-Pay® workers' compensation payment program.

ADP's Added Value Services division includes the following businesses: Compliance and Payment Solutions (CAPS) (formerly known as Tax and Financial Services), Insurance Services, and Tax Credit Services. These businesses primarily support SBS, Major Account Services and/or National Account Services, and their services are sold through those businesses, as well as by dedicated sales teams and via marketing arrangements with alliance partners.

- CAPS offers a host of full outsourcing services, including payroll tax, garnishment processing, payment processing and unemployment compensation management. CAPS also offers wage verification services through a resale arrangement with a third party. In addition, CAPS offers software-as-a-service solutions including sales and use tax processing and filing, and automated accounts payable processing. As part of CAPS' payroll tax services, CAPS collects and processes federal, state and local payroll taxes on behalf of, and from, ADP clients and remits these taxes to the appropriate taxing authorities. This business provides an electronic interface between ADP clients and over 8,100 federal, state and local tax agencies in the United States, from the Internal Revenue Service to local governments. In fiscal 2011, CAPS in the United States processed and delivered approximately 47 million employee year-end tax statements and over 39 million employer payroll tax returns and deposits, and moved $1.2 trillion in client funds to taxing authorities and its clients' employees via electronic transfer, direct deposit, and ADPCheck™. CAPS is also responsible for the efficient movement of information and funds from clients to third parties through service offerings such as new hire reporting, TotalPay® payroll check (ADPCheck), full service direct deposit (FSDD), and stored value payroll card (TotalPay® Card).

- Insurance Services provides a comprehensive Pay-by-Pay workers' compensation payment program and, through Automatic Data Processing Insurance Agency, Inc., offers workers compensation and group health insurance to small and mid-sized clients.

- Tax Credit Services provides job tax credit services that assist employers in the identification of, and filing for, federal, state and local tax credits and other incentives based on geography, demographics and other criteria, and includes negotiation of incentive packages with applicable governmental agencies.

Employer Services also provides the following solutions and services:

- Retirement Services provides recordkeeping and/or related administrative services to primarily small and mid-sized clients with respect to various types of retirement (primarily 401(k) and SIMPLE IRA) plans, deferred compensation plans and "premium only" cafeteria plans.

- Talent Solutions includes Screening and Selection Services, Applicant Management Services, I-9 Services, and Talent Management solutions. Screening and Selection Services provides background checks, reference verifications and an HR help desk. Applicant Management Services provides employers with a Web-based solution to manage their talent throughout their lifecycle. I-9 Services provides electronic processing, storing and tracking of employment eligibility verification forms (*i.e.,* Form I-9). Talent Management solutions, which ADP provides both through its own services and through resale arrangements with third parties, include Compensation Management, Performance Management, Learning Management, and Succession Planning.

- Benefit Services provides benefits administration across all market segments, including management of open enrollment and ongoing enrollment of benefits, and leave of absence, COBRA and FSA administration.

- Time and Labor Management Services provides solutions for employers to capture, calculate and report employee time and attendance.

ADP made several acquisitions in fiscal 2011, including MasterTax, a leading provider of do-it-yourself payroll tax filing software, and AdvancedMD®, a leading provider of cloud-based medical practice management and electronic health records solutions.

International

Employer Services has a growing presence outside of the United States, where it offers solutions on the basis of both geographic and specific client business needs. In fiscal 2011, ADP continued to expand its GlobalView® offering, making it available in 41 countries. GlobalView is built on the SAP® ERP Human Capital Management and the SAP NetWeaver® platform and offers multinational and global companies an end-to-end outsourcing solution enabling standardized payroll processing and human resource administration. As of the end of fiscal 2011, 105 clients had contracted for GlobalView services, with approximately 934,000 employees being processed. Upon completing the implementation for all these clients, ADP expects to be providing GlobalView services to over 1.6 million employees.

ADP also offers in-country "best of breed" payroll and human resource outsourcing solutions to both small and large clients in over a dozen foreign countries. In each of Canada and Europe, ADP is the leading provider of payroll processing (including full departmental outsourcing) and human resource administration services. Within Europe, Employer Services has business operations supporting its in-country solutions in eight countries: France, Germany, Italy, the Netherlands, Poland, Spain, Switzerland and the United Kingdom. It also offers services in Ireland (from the United Kingdom) and in Portugal (from Spain). In South America (primarily Brazil), Australia and Asia (primarily China), ADP provides traditional service bureau payroll services, and also offers full departmental outsourcing of payroll services. ADP also offers wage and tax collection and remittance services in Canada, the United Kingdom and the Netherlands.

Through its ADP Streamline® offering, which is available in 70 countries (40 of which are countries in which ADP also offers its GlobalView services), ADP also offers a single point of contact for payroll processing and human resource administration services for multinational companies with small and mid-sized operations. At the end of fiscal 2011, ADP Streamline was used by 384 multinational companies with approximately 107,000 employees being processed.

In fiscal 2011, ADP strengthened its position in Italy by acquiring Byte Software House S.p.A., an Italian-based provider of payroll, personnel administration, time management and human resources products.

Professional Employer Organization Services

In the United States, ADP's TotalSource℠, the Company's PEO business, provides approximately 6,100 clients with comprehensive employment administration outsourcing solutions through a co-employment relationship whereby we and our respective clients co-employ the employees who work at the client's location ("worksite employees"). These comprehensive solutions include payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees. ADP's TotalSource is the largest PEO in the United States based on the number of paid worksite employees. ADP's TotalSource has 54 offices located in 23 states and serves approximately 241,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS"), digital marketing solutions, and other business management solutions to auto, truck, motorcycle, marine, recreational vehicle (RV) and heavy equipment retailers in North America, Europe, Africa, the Middle East and the Asia Pacific region. Approximately 25,000 auto, truck, motorcycle, marine, RV and heavy equipment retailers in nearly 100 countries use ADP's DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services.

Clients use ADP's DMS solutions to manage core business activities such as accounting, inventory management, factory communications, appointment scheduling, vehicle financing and insurance, sales and service. In addition to its DMS solutions, Dealer Services offers its clients a full suite of additional integrated applications to address each department and functional area of the dealership, including customer relationship management (CRM) applications, front-end sales and marketing/advertising solutions, and an IP Telephony phone system fully-integrated into the DMS to help dealerships drive sales processes and business development initiatives. Dealer Services also provides its dealership clients computer hardware, hardware maintenance services, software support, system design and network consulting services.

Dealer Services also designs, establishes, and maintains communications networks for its dealership clients that allow interactive communications among multiple site locations as well as links between franchised dealers and their vehicle manufacturer franchisors. These networks are used for activities such as new vehicle ordering and status inquiry, warranty submission and validation, parts and vehicle location, dealership customer credit application submission and decision-making, vehicle repair estimation and acquisition of vehicle registration and lien holder information.

In August 2010, ADP acquired The Cobalt Group (Cobalt), a leading provider of digital marketing solutions and services to the automotive industry, including websites, sales leads, email, search, display and social media marketing and management services. These solutions are sold both as retail network marketing platforms in conjunction with the manufacturers of ten leading automotive brands, as well as directly to auto dealerships and regional dealer associations. Cobalt® provides marketing solutions and services to nearly half of the auto dealerships in the United States, as well as to auto dealers in Canada and Mexico. In November 2010, ADP also acquired Kuwaiti-based PACC, a long-time distributor of ADP's international dealer management system, Autoline®, in the Middle East region.

Dealer Services offers comprehensive training and business process consulting services for many of its business solutions. ADP's DMS and other software solutions are available as "on-site" applications installed at the dealership or as application service provider (ASP) managed services solutions (in which clients outsource their information technology management activities to Dealer Services).

Markets and Marketing Methods

Employer Services offers services in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia. PEO Services are offered exclusively in the United States. Dealer Services has offerings in North America, Europe, Africa, the Middle East and the Asia Pacific region. In select emerging markets, Dealer Services uses distributors to sell, implement and support ADP's solutions.

None of ADP's major business groups has a single homogenous client base or market. Employer Services and PEO Services have clients from a large variety of industries and markets. Within this client base are concentrations of clients in specific industries. Dealer Services primarily serves automobile dealers, which in turn may be dependent on a relatively small number of auto manufacturers, but also serves truck, powersports (*i.e.*, motorcycle, marine and recreational) and heavy equipment dealers, auto repair shops, used car lots, state departments of motor vehicles and manufacturers of automobiles and trucks. Employer Services also sells to auto dealers. While concentrations of clients exist, no one client or industry group is material to ADP's overall revenues.

Historically ADP's businesses have not been overly sensitive to price changes, although in the current economic conditions we have observed, among some clients and groups of clients, an impact on sensitivity to pricing and demand for ADP's services. ADP enjoys a leadership position in each of its major service offerings and does not believe any major service or business unit in ADP is subject to unique market risk.

Competition

The industries in which ADP operates are highly competitive. ADP knows of no reliable statistics by which it can determine the number of its competitors, but it believes that it is one of the largest providers of business outsourcing solutions in the world. Employer Services and PEO Services compete with other independent business outsourcing companies, companies providing enterprise resource planning services, software companies and financial institutions. Captive in-house functions, whereby a company installs and operates its own business processing systems, are another competitive factor in the industries in which Employer Services and PEO Services operate. Dealer Services' competitors include full service DMS providers such as The Reynolds & Reynolds Company (Dealer Services' largest DMS competitor in the United States and Canada), DealerTrack, Inc., and companies providing applications and services that compete with Dealer Services' non-DMS applications and services.

Competition in ADP's industries is primarily based on service responsiveness, product quality and price. ADP believes that it is very competitive in each of these areas and that there are no material negative factors impacting ADP's competitive position.

Clients and Client Contracts

ADP provides its services to about 570,000 clients. In fiscal 2011, no single client or group of affiliated clients accounted for revenues in excess of 2% of annual consolidated revenues.

Our business is typically characterized by long-term client relationships that result in recurring revenue. ADP is continuously in the process of performing implementation services for new clients. Depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time (as little as 24 hours) for an SBS client to a longer period (generally six to twelve months) for a National Account Services or Dealer Services client with multiple deliverables, and in some cases may exceed two years for a large GlobalView client or other large, complicated implementation. Although we monitor sales that have not yet been billed or installed, we do not view this metric as material in light of the recurring nature of our business. This is not a reported number, but it is used by management as a planning tool relating to resources needed to install services, and a means of assessing our performance against the installation timing expectations of our clients.

ADP's average client retention is estimated at approximately 11 years in Employer Services, approximately 6 years in PEO Services and 16 or more years in Dealer Services, and has not varied significantly from period to period.

ADP's services are provided under written price quotations or service agreements having varying terms and conditions. No one price quotation or service agreement is material to ADP.

Systems Development and Programming

During the fiscal years ended June 30, 2011, 2010 and 2009, ADP invested $674 million, $614 million and $588 million, respectively, from continuing operations, in systems development and programming, migration to new computing technologies and the development of new products and maintenance of our existing technologies, including purchases of new software and software licenses.

Product Development

ADP continually upgrades, enhances and expands its existing solutions and services. Generally, no new solution or service has a significant effect on ADP's revenues or negatively impacts its existing solutions and services, and ADP's solutions and services have significant remaining life cycles.

Licenses

ADP is the licensee under a number of agreements for computer programs and databases. ADP's business is not dependent upon a single license or group of licenses. Third-party licenses, patents, trademarks and franchises are not material to ADP's business as a whole.

Number of Employees

ADP employed approximately 51,000 persons as of June 30, 2011.

Item 1A. Risk Factors

Our businesses routinely encounter and address risks, some of which may cause our future results to be different than we currently anticipate. Risk factors described below represent our current view of some of the most important risks facing our businesses and are important to understanding our business. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk and the consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements in the first paragraph under Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. Unless otherwise indicated or the context otherwise requires, reference in this section to "we," "ours," "us" or similar terms means ADP, together with its subsidiaries. The level of importance of each of the following risks may vary from time to time, and any of these risks may have a material effect on our business.

Changes in laws and regulations may decrease our revenues and earnings

Portions of ADP's business are subject to governmental regulations. Changes in laws or governmental regulations may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact interest income from investing client funds before such funds are remitted to the applicable taxing authorities or client employees. Changes in taxation requirements in the United States or in other countries could adversely affect our effective tax rate and our net income. Changes in laws that govern the co-employment arrangement between a professional employer organization and its worksite employees may require us to change the manner in which we conduct some aspects of our PEO business.

Security and privacy breaches may hurt our business

We store electronically personal information about our clients and employees of our clients. In addition, our retirement services systems maintain investor account information for retirement plans. We have security systems and procedures in place that are designed to protect against any unauthorized access to such information. However, there is still a risk that the security systems and procedures that we maintain may not be successful in protecting against all security breaches. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation, and the growth of our business could be adversely affected.

Our systems may be subject to disruptions that could adversely affect our business and reputation

Many of our businesses are highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting and other data processing systems. If any of these systems fails to operate properly or becomes disabled even for a brief period of time, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or damage to our reputation. We have disaster recovery plans in place to protect our businesses against natural disasters, security breaches, military or terrorist actions, power or communication failures or similar events. Despite our preparations, our disaster recovery plans may not be successful in preventing the loss of client data, service interruptions, disruptions to our operations, or damage to our important facilities.

If we fail to adapt our technology to meet client needs and preferences, the demand for our services may diminish

Our businesses operate in industries that are subject to rapid technological advances and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance and expand our existing solutions and services. If we fail to respond successfully to technology challenges, the demand for our services may diminish.

Political and economic factors may adversely affect our business and financial results

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Clients may react to worsening conditions by reducing their spending on payroll and other outsourcing services or renegotiating their contracts with us. In addition, the availability of financing, even to borrowers with the highest credit ratings, may limit our access to short-term debt markets to meet liquidity needs required by our Employer Services business.

We invest our client funds in liquid, investment-grade marketable securities, money market securities and other cash equivalents. Nevertheless, our client fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility.

We are dependent upon various large banks to execute Automated Clearing House and wire transfers as part of our client payroll and tax services. While we have contingency plans in place for bank failures, a systemic shutdown of the banking industry would impede our ability to process funds on behalf of our payroll and tax services clients and could have an adverse impact on our financial results and liquidity.

We derive a significant portion of our revenues and operating income from affiliates operating in non-U.S. dollar currency environments and, as a result, we are exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position or cash flows.

Change in our credit ratings could adversely impact our operations and lower our profitability

The major credit rating agencies periodically evaluate our creditworthiness and have consistently given us their highest long-term debt and commercial paper ratings. Failure to maintain high credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing required by our Employer Services business, and ultimately reduce our client interest revenue.

We may be unable to attract and retain qualified personnel

Our ability to grow and provide our clients with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our clients. Competition for skilled employees in the outsourcing and other markets in which we operate is intense and if we are unable to attract and retain highly skilled and motivated personnel, results from our operations may suffer.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

ADP owns 13 of its processing/print centers, and 26 other operational offices, sales offices and its corporate headquarters complex in Roseland, New Jersey, which aggregate approximately 3,912,205 square feet. None of ADP's owned facilities is subject to any material encumbrances. ADP leases space for some of its processing centers, other operational offices and sales offices. All of these leases, which aggregate approximately 5,833,131 square feet in North America, Europe, South America (primarily Brazil), Asia, Australia and Africa, expire at various times up to the year 2036. ADP believes its facilities are currently adequate for their intended purposes and are adequately maintained.

Item 3. Legal Proceedings

In the normal course of business, the Company is subject to various claims and litigation. While the outcome of any litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it and the Company believes that the ultimate resolution of these matters will not have a material adverse impact on its financial condition, results of operations or cash flows.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for the Registrant's Common Equity

The principal market for the Company's common stock (symbol: ADP) is the NASDAQ Global Select Market. The following table sets forth the reported high and low sales prices of the Company's common stock reported on the NASDAQ Global Select Market and the cash dividends per share of common stock declared, during the past two fiscal years. As of June 30, 2011, there were 43,453 holders of record of the Company's common stock. As of such date, 352,759 additional holders held their common stock in "street name."

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2011 quarter ended:			
June 30	$55.12	$50.82	$0.360
March 31	$51.50	$46.73	$0.360
December 31	$47.17	$41.50	$0.360
September 30	$42.72	$38.41	$0.340
Fiscal 2010 quarter ended:			
June 30	$45.74	$39.27*	$0.340
March 31	$45.22	$39.72	$0.340
December 31	$44.50	$38.51	$0.340
September 30	$40.44	$33.26	$0.330

* Excludes trading on May 6, 2010, during which a low sales price of $26.46 was reported.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Common Stock Repurchase Plan (2)	(d) Maximum Number of Shares that may yet be Purchased under the Common Stock Repurchase Plan (2)
April 1, 2011 to April 30, 2011	9,170	$54.32	--	24,959,451
May 1, 2011 to May 31, 2011	6,400,565	$53.93	6,400,000	18,559,451
June 1, 2011 to June 30, 2011	4,000,152	$53.22	4,000,000	49,559,451
Total	10,409,887		10,400,000	

(1) Pursuant to the terms of the Company's restricted stock program, the Company purchased 9,170 shares during April 2011, 565 shares during May 2011, and 152 shares during June 2011, at the then market value of the shares in connection with the exercise by employees of their option under such program to satisfy certain tax withholding requirements through the delivery of shares to the Company instead of cash.

(2) The Company received the Board of Directors' approval to repurchase shares of the Company's common stock as follows:

Date of Approval	Shares
March 2001	50 million
November 2002	35 million
November 2005	50 million
August 2006	50 million
August 2008	50 million
June 2011	35 million

There is no expiration date for the common stock repurchase plan.

Performance Graph

The following graph compares the cumulative return on the Company's common stock(a) for the most recent five years with the cumulative return on the S&P 500 Index and a Peer Group Index(b), assuming an initial investment of $100 on June 30, 2005, with all dividends reinvested.


$160
$140
$120
$100
$80
$60
$40
$20
$0
6/07
6/10
6/11
Automatic Data Processing, Inc.
S&P 500
Peer Group

(a) On March 30, 2007, the Company completed the spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge Financial Solutions, Inc. The cumulative returns of the Company's common stock have been adjusted to reflect the spin-off.

(b) The Peer Group Index is comprised of the following companies:

Insperity, Inc. (formerly named Administaff, Inc.)	Paychex, Inc.
Computer Sciences Corporation	The Ultimate Software Group, Inc.
Global Payments Inc.	Total System Services, Inc.
Intuit Inc.	The Western Union Company

Hewitt Associates, Inc. was acquired in 2010 and was removed from the Peer Group Index

Item 6. Selected Financial Data

The following selected financial data is derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk included in this Annual Report on Form 10-K.

(Dollars and shares in millions, except per share amounts) Years ended June 30,	2011	2010	2009	2008	2007
Total revenues	$ 9,879.5	$ 8,927.7	$ 8,838.4	$ 8,733.7	$ 7,769.8
Total costs of revenues	$ 5,731.5	$ 5,029.7	$ 4,822.7	$ 4,657.2	$ 4,067.6
Gross profit	$ 4,148.0	$ 3,898.0	$ 4,015.7	$ 4,076.5	$ 3,702.2
Earnings from continuing operations before income taxes	$ 1,932.7	$ 1,863.2	$ 1,900.1	$ 1,803.4	$ 1,622.7
Net earnings from continuing operations	$ 1,254.2	$ 1,207.3	$ 1,325.1	$ 1,155.7	$ 1,020.7
Basic earnings per share from continuing operations	$ 2.54	$ 2.41	$ 2.63	$ 2.22	$ 1.86
Diluted earnings per share from continuing operations	$ 2.52	$ 2.40	$ 2.62	$ 2.19	$ 1.83
Basic weighted average shares outstanding	493.5	500.5	503.2	521.5	549.7
Diluted weighted average shares outstanding	498.3	503.7	505.8	527.2	557.9
Cash dividends declared per share	$ 1.4200	$ 1.3500	$ 1.2800	$ 1.1000	$ 0.8750
Return on equity from continuing operations (Note 1)	21.8%	22.4%	25.5%	22.6%	18.3%
At year end:					
Cash, cash equivalents and marketable securities	$ 1,523.7	$ 1,775.5	$ 2,388.5	$ 1,660.3	$ 1,884.6
Total assets	$34,238.3	$26,862.2	$25,351.7	$23,734.4	$26,648.9
Obligation under commercial paper borrowing	$ --	$ --	$ 730.0	$ --	$ --
Long-term debt	$ 34.2	$ 39.8	$ 42.7	$ 52.1	$ 43.5
Stockholders' equity	$ 6,010.4	$ 5,478.9	$ 5,322.6	$ 5,087.2	$ 5,147.9

Note 1. Return on equity from continuing operations has been calculated as net earnings from continuing operations divided by average total stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates, and; the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed above under "Item 1A. Risk Factors," should be considered in evaluating any forward-looking statements contained herein.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

ADP is one of the world's largest providers of business outsourcing solutions. Leveraging over 60 years of experience, ADP offers a wide range of human resource ("HR"), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to auto, truck, motorcycle, marine, recreational vehicle ("RV") and heavy equipment dealers. The Company's reportable segments are: Employer Services, PEO Services and Dealer Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, time and labor management, and tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. As of June 30, 2011, Employer Services assisted approximately 537,000 employers with approximately 628,000 payrolls. As of June 30, 2010, Employer Services assisted approximately 520,000 employers with approximately 614,000 payrolls. Employer Services categorizes its services as "payroll and payroll tax" and "beyond payroll." The payroll and payroll tax business represents the Company's core payroll processing and payroll tax filing business. The "beyond payroll" business represents services such as time and labor management, benefits administration, retirement recordkeeping and administration, and HR administration services. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services and to employees of payroll services clients.

PEO Services

PEO Services provides approximately 6,100 small and medium sized businesses with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees. Workers' compensation and employer's liability deductible reimbursement protection is provided to PEO Services by ADP Indemnity, Inc. ("ADP Indemnity"), a wholly-owned captive insurance company of Automatic Data Processing, Inc. whose results of operations are recorded in the "Other" segment. Premiums are charged to PEO Services by ADP Indemnity in exchange for which ADP Indemnity provides a policy to PEO Services that reimburses all workers' compensation and employer's liability claim expense resulting from worksite employee claims up to a $1 million per occurrence retention. At the beginning of each policy period, ADP Indemnity establishes the premium to be paid by PEO Services required to satisfy the expected ultimate workers' compensation claims within the $1 million per occurrence retention based upon historical loss experience and the expected workers' compensation loss estimate as determined by an independent actuary. PEO Services has secured specific per occurrence and aggregate stop loss reinsurance from a wholly-owned and regulated insurance carrier of American International Group, Inc. ("AIG") that covers all losses in excess of the $1 million per occurrence retention and also any aggregate losses within the $1 million retention that collectively exceed a certain level in each policy year. The cost of the per occurrence and aggregate stop loss insurance is paid by PEO Services directly to AIG's wholly-owned subsidiary and is incremental to the premium paid to ADP Indemnity. ADP's PEO Services business, TotalSource[SM], is the largest PEO in the United States based on the number of worksite employees. TotalSource[SM] has 54 offices located in 23 states and serves approximately 241,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS"), digital marketing solutions, including website, sales leads, email, search, display and social media marketing services and other business management solutions to auto, truck, motorcycle, marine, RV and heavy equipment retailers in North America, Europe, South Africa, the Middle East, and the Asia Pacific region. Approximately 25,000 auto, truck, motorcycle, marine, RV and heavy equipment retailers in nearly 100 countries use our DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services. As of June 30, 2010, Dealer Services provided DMS products to approximately 25,000 retailers in over 90 countries.

EXECUTIVE OVERVIEW

We are pleased with the strong results we achieved in fiscal 2011 coming out of a challenging year in fiscal 2010 and remain optimistic as we continue to see strengthening in our core business model, significant improvements in our key business metrics and strong growth from our strategic acquisitions. Our continued investment in product innovation, sales force and client service has had a positive impact and remains in support of our five-point strategic growth program, which consists of:

- Strengthening the core business;
- Growing our differentiated HR Business Process Outsourcing ("BPO") offerings;
- Focusing on international expansion;
- Entering adjacent markets that leverage the core; and
- Expanding pretax margin

Consolidated revenues from continuing operations in fiscal 2011 increased 11%, to $9,879.5 million, as compared to $8,927.7 million in fiscal 2010. Earnings from continuing operations before income taxes and net earnings from continuing operations increased 4%. Diluted earnings per share from continuing operations increased 5%, to $2.52 in fiscal 2011, from $2.40 per share in fiscal 2010, on fewer shares outstanding. Fiscal 2010 included a favorable tax item that reduced the provision for income taxes by $12.2 million. Excluding this favorable tax item in fiscal 2010, net earnings from continuing operations increased 5% and diluted earnings per share from continuing operations increased 6% from $2.37 to $2.52. In fiscal 2011 we continued to enhance value to our shareholders by returning excess cash of $1.4 billion through dividends and our share buyback program while also investing $776 million in new acquisitions.

Each of our business segments has continued to demonstrate core strength. Employer Services' revenues increased 8% to $6,861.7 million, PEO Services' revenues increased 17% to $1,543.9 million, and Dealer Services' revenues increased 24% to $1,494.4 million in fiscal 2011. In the United States, revenues from our traditional payroll and beyond payroll Employer Services businesses grew 3% and 13%, respectively, in fiscal 2011 aided in part by acquisitions. Pays per control, which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of over 125,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, increased 2.4 % for the twelve months ended June 30, 2011. Our client retention level continued the improvement in trends seen from fiscal 2010 with a gain of 1.2 percentage points worldwide over last year's level, ending at 91% for the year. The growth in PEO Services' revenues is primarily due to a 12% increase in the average number of worksite employees as well as an increase in benefit costs and state unemployment insurance rates. Dealer Services' revenues growth of 24% resulted mainly from the effects of the Cobalt acquisition in August 2010. Excluding the Cobalt acquisition, Dealer Services' revenues grew 3%.

Employer Services' and PEO Services' new business sales, which represent annualized recurring revenues anticipated from sales orders to new and existing clients, grew 9% worldwide, to approximately $1,082.1 million in fiscal 2011. Dealer Services' new business sales showed continued strength with growth primarily as a result of the recent acquisition of Cobalt.

Consolidated interest on funds held for clients decreased approximately 0.5%, or $2.7 million, to $540.1 million from $542.8 million in fiscal 2010. The decrease in the consolidated interest on funds held for clients resulted from the decrease in the average interest rate earned to 3.2% in fiscal 2011 as compared to 3.6 % in fiscal 2010 with such decreases having been offset by 11% growth in average client funds balances resulting from our positive Employer Services metrics.

The safety, liquidity, and diversification of our clients' funds are the foremost objectives of our investment strategy. We continue to promote this strategy by investing in a prudent and conservative manner in accordance with our investment guidelines with a predominant focus on AAA/AA securities. Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles, or non-investment-grade fixed-income securities. We own senior tranches of fixed rate credit card, rate reduction, and auto loan asset-backed securities, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae"). We do not own subordinated debt, preferred stock, or common stock of any of these agencies. We do own AAA rated mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations. In addition, our strong long-term and short-term credit ratings have helped us maintain uninterrupted access to the U.S. commercial paper market.

Our financial condition and balance sheet remain solid at June 30, 2011, with cash and cash equivalents and marketable securities of $1,523.7 million. Our net cash flows provided by operating activities were $1,705.8 million in fiscal 2011, as compared to $1,682.1 million in fiscal 2010. This increase in cash flows from fiscal 2010 to fiscal 2011 was due to positive year over year variances in the timing of our tax related estimated cash payments and receipts, offset by higher bonus payments, and increased pension plan contributions. The increase in cash used in investing activities is due to the timing of purchases of and proceeds from the sales or maturities of marketable securities, as compared to the prior year. The increase in cash provided by financing activities is primarily due to the timing of cash received and payments made related to client funds, as compared to the prior year.

We have a strong business model with a high percentage of recurring revenues, excellent margins, the ability to generate consistent, healthy cash flows, strong client retention, and low capital expenditure requirements. Additionally, ADP has continued to return excess cash to our shareholders. In the last five fiscal years, we have reduced the Company's common stock outstanding by approximately 13% through share buybacks, partially offset by common stock issued under employee stock-based compensation programs. We have also raised the dividend payout per share for 36 consecutive years.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED OPERATIONS

Fiscal 2011 Compared to Fiscal 2010

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2011	2010	$ Change	% Change
Total revenues	$9,879.5	$8,927.7	$951.8	11%
Costs of revenues:				
Operating expenses	4,900.9	4,277.2	623.7	15%
Systems development and programming costs	577.2	513.9	63.3	12%
Depreciation and amortization	253.4	238.6	14.8	6%
Total costs of revenues	5,731.5	5,029.7	701.8	14%
Selling, general and administrative expenses	2,323.3	2,127.4	195.9	9%
Interest expense	8.6	8.6	--	--
Total expenses	8,063.4	7,165.7	897.7	13%
Other income, net	(116.6)	(101.2)	15.4	15%
Earnings from continuing operations before income taxes	$1,932.7	$1,863.2	$ 69.5	4%
Margin	19.6%	20.9%		
Provision for income taxes	$ 678.5	$ 655.9	$ 22.6	3%
Effective tax rate	35.1%	35.2%		
Net earnings from continuing operations	$1,254.2	$1,207.3	$ 46.9	4%
Diluted earnings per share from continuing operations	$ 2.52	$ 2.40	$ 0.12	5%

Total Revenues

Our consolidated revenues increased 11% to $9,879.5 million in fiscal 2011, from $8,927.7 million in fiscal 2010, due to an increase in revenues in Employer Services of 8%, or $485.0 million, to $6,861.7 million, PEO Services of 17%, or $227.1 million, to $1,543.9 million, and Dealer Services of 24%, or $288.5 million, to $1,494.4 million. In addition, revenues increased $19.6 million due to changes in foreign currency exchange rates. Total revenue would have increased approximately 6.3% without the impact of acquisitions.

Total Expenses

Our total expenses in fiscal 2011 increased $897.7 million, to $8,063.4 million, from $7,165.7 million in fiscal 2010. The increase in our consolidated expenses was due to an increase in operating expenses of $623.7 million, an increase in selling, general and administrative expenses of $195.9 million and an increase in systems development and programming expenses of $63.3 million.

Our total costs of revenues increased 14%, to $5,731.5 million in fiscal 2011, as compared to fiscal 2010 due to an increase in operating expenses of $623.7 million and an increase in systems development and programming expenses of $63.3 million.

Operating expenses increased $623.7 million, or 15%, in fiscal 2011 as compared to fiscal 2010 due to the increase in revenues described above, including the increases in PEO Services, which has pass-through costs that are re-billable and which includes costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees. These pass-through costs were $1,182.2 million in fiscal 2011, which included costs for benefits coverage of $937.8 million and costs for workers' compensation and payment of state unemployment taxes of $244.4 million. These pass-through costs were $988.5 million in fiscal 2010, which included costs for benefits coverage of $811.5 million and costs for workers' compensation and payment of state unemployment taxes of $176.9 million. The increase in operating expenses is also due to operating expenses related to businesses acquired of $230.6 million, and higher expenses in Employer Services of $47.4 million related to increased service costs for investment in client-facing associates. Additionally, operating expenses increased due to the settlement of a PEO Services state unemployment matter that reduced operating expenses $9.2 million in fiscal 2010. Lastly, operating expenses increased $5.6 million due to changes in foreign currency exchange rates.

Systems development and programming expenses increased $63.3 million, or 12%, in fiscal 2011 as compared to fiscal 2010, due to businesses acquired of $42.2 million and higher development expenses.

Selling, general and administrative expenses increased $195.9 million, or 9%, in fiscal 2011 as compared to fiscal 2010. The increase in expenses was due to higher selling expenses of $75.6 million resulting from increases in headcount over prior year levels coupled with an increase in selling, general and administrative expenses of acquired businesses of $96.1 million, an increase in stock-based compensation expense of $5.9 million, and an increase in technology related security expenses of $8.1 million. Additionally, selling, general and administrative expenses increased $5.6 million due to changes in foreign currency rates.

Interest expense remained flat in fiscal 2011 as compared to fiscal 2010. In both fiscal 2011 and 2010, the Company's average borrowings under the commercial paper program were $1.6 billion, at weighted average interest rates of 0.2%. In fiscal 2011 and 2010, the Company's average borrowings under the reverse repurchase program were approximately $505.2 million and $425.0 million, respectively, at weighted average interest rates of 0.4% and 0.2%, respectively, which resulted in an increase of $1.1 million in interest expense.

Other Income, net

Years ended June 30, (Dollars in millions)	2011	2010	$ Change
Interest income on corporate funds	$ (88.8)	$ (98.8)	$(10.0)
Realized gains on available-for-sale securities	(38.0)	(15.0)	23.0
Realized losses on available-for-sale securities	3.6	13.4	9.8
Realized gains on investment in Reserve Fund	(0.9)	(15.2)	(14.3)
Impairment losses on available-for-sale securities	--	14.4	14.4
Impairment losses on assets held for sale	11.7	--	(11.7)
Net loss (gain) on sales of buildings	(1.8)	2.3	4.1
Other, net	(2.4)	(2.3)	0.1
Other income, net	$(116.6)	$(101.2)	$ 15.4

Other income, net, increased $15.4 million in fiscal 2011 as compared to fiscal 2010. This increase was mainly due to an increase in realized gains on available-for-sale securities of $23.0 million, and a decrease in realized losses on available-for-sale securities of $9.8 million, which together increased other income, net, $32.8 million. Such amounts were offset in fiscal 2011 by an $11.7 million impairment loss on assets held for sale and a $10.0 million decrease in interest income on corporate funds resulting from flat average interest rates at 2.6%, as compared to the prior year, coupled with declining average daily corporate funds balances which decreased from $3.8 billion in fiscal 2010 to $3.5 billion in fiscal 2011.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $69.5 million, or 4%, from $1,863.2 million in fiscal 2010 to $1,932.7 million in fiscal 2011 due to the increase in revenues partially offset by the increase in expenses discussed above. Overall margin decreased approximately 130 basis points in fiscal 2011 with approximately 90 basis points of the margin decline attributable to acquisitions.

Provision for Income Taxes

The effective tax rate in fiscal 2011 and 2010 was 35.1% and 35.2%, respectively. The reduction in the effective tax rate for fiscal 2011 is due to the resolution of certain tax matters in fiscal 2010 that resulted in a decrease to the effective tax rate of 0.7 percentage points for that period, offset by a decrease in federal and state income tax expense and a favorable mix of earnings in foreign jurisdictions in fiscal 2011.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations increased $46.9 million to $1,254.2 million in fiscal 2011, from $1,207.3 million in fiscal 2010, and diluted earnings per share from continuing operations increased 5%, to $2.52. The increase in net earnings from continuing operations in fiscal 2011 reflects the increase in earnings from continuing operations before income taxes and the impact of the tax matters discussed above. The increase in diluted earnings per share from continuing operations in fiscal 2011 reflects the increase in earnings from continuing operations and the impact of the tax matters discussed above coupled with the effects of fewer shares outstanding.

The following table reconciles the Company's results for fiscal 2011 and fiscal 2010 to adjusted results that exclude the impact of favorable tax items. The Company uses certain adjusted results, among other measures, to evaluate the Company's operating performance in the absence of certain items and for planning and forecasting of future periods. The Company believes that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by the Company's management and improves their ability to understand the Company's operating performance. Since adjusted earnings from continuing operations and adjusted diluted EPS are not measures of performance calculated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), they should not be considered in isolation from, or as a substitute for, earnings from continuing operations and diluted EPS from continuing operations, respectively, and they may not be comparable to similarly titled measures employed by other companies.

	Year ended June 30, 2011			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,932.7	$678.5	$1,254.2	$2.52
Adjustments:				
Favorable tax items	--	--	--	--
As Adjusted	$1,932.7	$678.5	$1,254.2	$2.52

	Year ended June 30, 2010			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,863.2	$655.9	$1,207.3	$2.40
Adjustments:				
Favorable tax items	--	12.2	12.2	0.02
As Adjusted	$1,863.2	$668.1	$1,195.1	$2.37

Net earnings from continuing operations, as adjusted, increased $59.1 million to $1,254.2 million for fiscal 2011, from $1,195.1 million for fiscal 2010, and the related diluted earnings per share from continuing operations, as adjusted, increased $0.15 to $2.52. The increase in diluted earnings per share from continuing operations in fiscal 2011 reflects the increase in earnings from continuing operations described above coupled with the effects of fewer shares outstanding.

Fiscal 2010 Compared to Fiscal 2009

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2010	2009	$ Change	% Change
Total revenues	$8,927.7	$8,838.4	$ 89.3	1%
Costs of revenues:				
Operating expenses	4,277.2	4,087.0	190.2	5%
Systems development and programming costs	513.9	498.3	15.6	3%
Depreciation and amortization	238.6	237.4	1.2	1%
Total costs of revenues	5,029.7	4,822.7	207.0	4%
Selling, general and administrative expenses	2,127.4	2,190.3	(62.9)	(3)%
Interest expense	8.6	33.3	(24.7)	(74)%
Total expenses	7,165.7	7,046.3	119.4	2%
Other income, net	(101.2)	(108.0)	(6.8)	(6)%
Earnings from continuing operations before income taxes	$1,863.2	$1,900.1	$ (36.9)	(2)%
Margin	20.9%	21.5%		
Provision for income taxes	$ 655.9	$ 575.0	$ 80.9	14%
Effective tax rate	35.2%	30.3%		
Net earnings from continuing operations	$1,207.3	$1,325.1	$(117.8)	(9)%
Diluted earnings per share from continuing operations	$ 2.40	$ 2.62	$ (0.22)	(8)%

Total Revenues

Our consolidated revenues grew 1% to $8,927.7 million in fiscal 2010, from $8,838.4 million in fiscal 2009, due to an increase in revenues in PEO Services of 11%, or $131.0 million, to $1,316.8 million, and fluctuations in foreign currency rates, which increased revenues $68.2 million. Such increases were partially offset by a decrease in Dealer Services revenues of 3%, or $36.2 million, to $1,205.9 million, and a decrease in the consolidated interest on funds held for clients of $67.0 million. The decrease in the consolidated interest on funds held for clients resulted from the decrease in the average interest rate earned to 3.6% in fiscal 2010, as compared to 4.0% in fiscal 2009. Employer Services' revenues were flat in fiscal 2010 as compared to fiscal 2009.

Total Expenses

Our total expenses in fiscal 2010 increased $119.4 million, to $7,165.7 million, from $7,046.3 million in fiscal 2009. The increase in our consolidated expenses for fiscal 2010 was due to our increase in revenues, higher pass-through costs associated with our PEO Services business of $113.7 million, an increase of $48.6 million related to fluctuations in foreign currency exchange rates, an increase of $14.7 million related to additional domestic service personnel, and incremental investments in our products. These increases were partially offset by a decrease in severance expenses of $76.8 million, a decrease in stock-based compensation expense of $28.4 million, and our cost savings initiatives, which included lower compensation from reduced headcount and a reduction in travel and entertainment expenses.

Our total costs of revenues increased $207.0 million to $5,029.7 million in fiscal 2010, as compared to fiscal 2009 due to the increase in operating expenses discussed below.

Operating expenses increased $190.2 million, or 5%, in fiscal 2010 as compared to fiscal 2009, due to an increase in PEO Services pass-through costs that are re-billable, including costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees. These pass-through costs were $988.5 million in fiscal 2010, which included costs for benefits coverage of $811.5 million and costs for workers' compensation and payment of state unemployment taxes of $176.9 million. These costs were $874.8 million in fiscal 2009, which included costs for benefits coverage of $724.3 million and costs for workers' compensation and payment of state unemployment taxes of $150.5 million. In addition, operating expenses increased $30.1 million due to changes in foreign currency exchange rates and $14.7 million due to additional service personnel. These increases were partially offset by a decrease of $8.9 million in stock-based compensation expense and our cost savings initiatives, which included lower compensation from reduced headcount and a reduction in travel and entertainment expenses.

Systems development and programming expenses increased $15.6 million, or 3%, in fiscal 2010 as compared to fiscal 2009 due to incremental investments in our products during fiscal 2010. Additionally, systems development and programming expenses increased $2.1 million due to expenses of acquired businesses and $3.6 million due to the impact from changes in foreign currency exchange rates. These increases were partially offset by a $5.0 million decline in stock-based compensation expense.

Selling, general and administrative expenses decreased $62.9 million, or 3%, in fiscal 2010 as compared to fiscal 2009. The decrease in expenses was due to a decrease in severance expenses of $76.8 million, a reduction in expenses of $31.1 million related to cost saving initiatives, which included lower compensation from reduced headcount and a reduction in travel and entertainment expenses, and a decline of $14.5 million in stock-based compensation expense. In addition, selling, general and administrative expenses decreased due to the $15.5 million charge we recorded during fiscal 2009 to increase our allowance for doubtful accounts as a result of an increase in estimated credit losses related to our notes receivable from auto, truck and powersports dealers. These decreases in expenses were partially offset by an asset impairment charge of $6.8 million recorded during fiscal 2010 as a result of the announcement by GM that it will shut down its Saturn division. In addition, there was an increase of $13.7 million due to the impact of changes in foreign currency exchange rates and an increase of $9.5 million in expenses of acquired businesses.

Interest expense decreased $24.7 million in fiscal 2010 as compared to fiscal 2009. In fiscal 2010 and 2009, the Company's average borrowings under the commercial paper program were $1.6 billion and $1.9 billion, respectively, at weighted average interest rates of 0.2% and 1.0%, respectively, which resulted in a decrease of $15.8 million in interest expense. In fiscal 2010 and 2009, the Company's average borrowings under the reverse repurchase program were approximately $425.0 million and $425.9 million, respectively, at weighted average interest rates of 0.2% and 1.3%, respectively, which resulted in a decrease of $4.6 million in interest expense.

Other Income, net

Years ended June 30, (Dollars in millions)	2010	2009	$ Change
Interest income on corporate funds	$ (98.8)	$(134.2)	$(35.4)
Realized gains on available-for-sale securities	(15.0)	(11.4)	3.6
Realized losses on available-for-sale securities	13.4	23.8	10.4
Realized (gain) loss on investment in Reserve Fund	(15.2)	18.3	33.5
Impairment losses on available-for-sale securities	14.4	--	(14.4)
Net loss (gain) on sales of buildings	2.3	(2.2)	(4.5)
Other, net	(2.3)	(2.3)	--
Other income, net	$(101.2)	$(108.0)	$ (6.8)

Other income, net decreased $6.8 million in fiscal 2010 as compared to fiscal 2009 due to a $35.4 million decrease in interest income on corporate funds, a $14.4 million impairment loss on available-for-sale securities recorded during fiscal 2010, and a $2.3 million net loss on sales of buildings in fiscal 2010 as compared to a $2.2 million net gain on sales of buildings in fiscal 2009. Interest income on corporate funds decreased as a result of lower average interest rates partially offset by higher average daily corporate funds balances. Average interest rates decreased from 3.6% in fiscal 2009 to 2.6% in fiscal 2010. Average daily balances increased from $3.7 billion in fiscal 2009 to $3.8 billion in fiscal 2010. These decreases in other income were partially offset by a gain on the investment in Reserve Fund of $15.2 million in fiscal 2010 as compared to a loss on the investment in the Reserve Fund of $18.3 million in fiscal 2009 as well as a $14.0 million increase in net realized gains on available-for-sale securities.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes decreased $36.9 million, or 2%, from $1,900.1 million in fiscal 2009 to $1,863.2 million in fiscal 2010 because the increase in revenues was more than offset by the increase in expenses and decrease in other income, net discussed above. Overall margin decreased 60 basis points in fiscal 2010.

Provision for Income Taxes

The effective tax rate in fiscal 2010 and 2009 was 35.2% and 30.3%, respectively. For fiscal 2010, the effective tax rate includes a reduction in the provision for income taxes of $12.2 million related to the resolution of certain tax matters, which decreased the effective tax rate 0.7 percentage points. For fiscal 2009, the effective tax rate includes a reduction in the provision for income taxes of $120.0 million related to an Internal Revenue Service ("IRS") audit settlement and the settlement of a state tax matter, which decreased the effective tax rate 6.3 percentage points.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations decreased $117.8 million to $1,207.3 million in fiscal 2010, from $1,325.1 million in fiscal 2009, and diluted earnings per share from continuing operations decreased 8% to $2.40. The decrease in net earnings from continuing operations in fiscal 2010 reflects the decrease in earnings from continuing operations before income taxes and the impact of the tax matters discussed above. The decrease in diluted earnings per share from continuing operations in fiscal 2010 reflects the decrease in earnings from continuing operations and the impact of the tax matters discussed above partially offset by the impact of fewer shares outstanding due to the repurchase of 18.2 million shares in fiscal 2010 and 13.8 million shares in fiscal 2009.

The following table reconciles the Company's results for fiscal 2010 and fiscal 2009 to adjusted results that exclude the impact of favorable tax items. The Company uses certain adjusted results, among other measures, to evaluate the Company's operating performance in the absence of certain items and for planning and forecasting of future periods. The Company believes that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by the Company's management and improves their ability to understand the Company's operating performance. Since adjusted earnings from continuing operations and adjusted diluted EPS are not measures of performance calculated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), they should not be considered in isolation from, or as a substitute for, earnings from continuing operations and diluted EPS from continuing operations, respectively, and they may not be comparable to similarly titled measures employed by other companies.

	Year ended June 30, 2010			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,863.2	$655.9	$1,207.3	$2.40
Adjustments:				
Favorable tax items	--	12.2	12.2	0.02
As Adjusted	$1,863.2	$668.1	$1,195.1	$2.37

	Year ended June 30, 2009			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,900.1	$575.0	$1,325.1	$2.62
Adjustments:				
Favorable tax items	--	120.0	120.0	0.24
As Adjusted	$1,900.1	$695.0	$1,205.1	$2.38

Net earnings from continuing operations, as adjusted, decreased $10.0 million to $1,195.1 million for fiscal 2010, from $1,205.1 million for fiscal 2009, and the related diluted earnings per share from continuing operations, as adjusted, decreased $0.01 to $2.37. The decrease in net earnings from continuing operations, as adjusted, for fiscal 2010 reflects the decrease in earnings from continuing operations before income taxes. The decrease in diluted earnings per share from continuing operations, as adjusted, for fiscal 2010 reflects the decrease in net earnings from continuing operations, partially offset by the impact of fewer shares outstanding due to the repurchase of approximately 18.2 million shares during fiscal 2010 and the repurchase of 13.8 million shares in fiscal 2009.

ANALYSIS OF REPORTABLE SEGMENTS

Revenues

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2011	2010	2009	2011	2010	2011	2010
Employer Services	$6,861.7	$6,376.7	$6,378.6	$485.0	$ (1.9)	8%	0%
PEO Services	1,543.9	1,316.8	1,185.8	227.1	131.0	17%	11%
Dealer Services	1,494.4	1,205.9	1,242.1	288.5	(36.2)	24%	(3)%
Other	12.9	18.4	19.5	(5.5)	(1.1)		
Reconciling items:							
Foreign exchange	179.5	146.6	78.7				
Client funds interest	(212.9)	(136.7)	(66.3)				
Total revenues	$9,879.5	$8,927.7	$8,838.4	$951.8	$ 89.3	11%	1%

Earnings from Continuing Operations before Income Taxes

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2011	2010	2009	2011	2010	2011	2010
Employer Services	$1,831.5	$1,720.6	$1,755.4	$110.9	$(34.8)	6%	(2)%
PEO Services	137.4	127.3	117.6	10.1	9.7	8%	8%
Dealer Services	234.4	201.5	215.2	32.9	(13.7)	16%	(6)%
Other	(191.1)	(173.1)	(233.2)	(18.0)	60.1		
Reconciling items:							
Foreign exchange	20.2	17.8	6.5				
Client funds interest	(212.9)	(136.7)	(66.3)				
Cost of capital charge	113.2	105.8	104.9				
Total earnings from continuing operations before income taxes	$1,932.7	$1,863.2	$1,900.1	$ 69.5	$(36.9)	4%	(2)%

The fiscal 2010 and 2009 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2011 budgeted foreign exchange rates. This adjustment is made for management purposes so that the reportable segments' revenues are presented on a consistent basis without the impact of changes in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings from continuing operations before income taxes and is eliminated in consolidation.

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management's responsibility for the applicable costs. The primary components of the "Other" segment are the results of operations of ADP Indemnity (a wholly-owned captive insurance company that provides workers' compensation insurance coverage for PEO Services worksite employees), non-recurring gains and losses, miscellaneous processing services, such as customer financing transactions, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

In addition, the reconciling items include an adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. This allocation is made for management reasons so that the reportable segments' results are presented on a consistent basis without the impact of fluctuations in interest rates. This allocation is a reconciling item to our reportable segments' revenues and earnings from continuing operations before income taxes and is eliminated in consolidation.

Finally, the reportable segments' results also include a cost of capital charge related to the funding of acquisitions and other investments. This charge is a reconciling item to earnings from continuing operations before income taxes and is eliminated in consolidation.

Employer Services

Fiscal 2011 Compared to Fiscal 2010

Revenues

Employer Services' revenues increased $485.0 million, or 8%, to $6,861.7 million in fiscal 2011 as compared to fiscal 2010. Revenues for our Employer Services business would have increased approximately 5.5% without the impact of acquisitions.

Revenues from our payroll and tax filing business increased 3% in fiscal 2011 due to higher average client funds balances, improved worldwide client retention and an increase in pays per control in the U.S. We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the Employer Services segment increased $73.0 million in fiscal 2011 due to the increase in average client funds balances from $15.0 billion to $16.6 billion. Our worldwide client retention rate increased 1.2 percentage points in fiscal 2011 to 91.1%, from 89.9% in fiscal 2010. Pays per control, which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of over 125,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, increased 2.4% for the twelve months ended June 30, 2011. Revenues from our "beyond payroll" services increased 13% in fiscal 2011 due to an increase in the number of clients utilizing our HR Benefits, Compliance and Retirement Services solutions, and approximately 3% growth related to acquisitions.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes increased $110.9 million to $1,831.5 million in fiscal 2011 as compared to fiscal 2010. The increase was due to the increase in revenues of $485.0 million discussed above, which was partially offset by an increase in expenses of $374.1 million. In addition to an increase in expenses related to increased revenues, expenses increased in fiscal 2011 due to increases in sales and service headcount over fiscal 2010 levels coupled with the effects of acquisitions. Overall margin decreased from 27.0% to 26.7% in fiscal 2011 as compared to fiscal 2010, with approximately 110 basis points of margin decline attributable to acquisitions.

Fiscal 2010 Compared to Fiscal 2009

Revenues

Employer Services' revenues decreased $1.9 million to $6,376.7 million in fiscal 2010 as compared to fiscal 2009. Revenues from our payroll and tax filing business declined 4% in fiscal 2010, due to a decline in pays per control and a decline in the number of payrolls processed, partially offset by pricing increases. Revenues from our "beyond payroll" services increased 6% in fiscal 2010, due to an increase in the number of clients utilizing our COBRA and HR Benefits solutions, as well as an increase in revenues related to our Retirement Services business due to an increase in the market value of the assets under management. Pays per control, which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 130,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, decreased 3.4% in fiscal 2010. Worldwide client retention improved 40 basis points, to 89.9%, and pricing increases contributed approximately 1% to our revenue growth for fiscal 2010. In addition, interest on client funds recorded within the Employer Services segment increased $2.7 million in fiscal 2010 due to a slight increase in average client funds balances. We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes decreased $34.8 million to $1,720.6 million in fiscal 2010 as compared to fiscal 2009. The decrease was due to an increase in expenses of $32.9 million and the $1.9 million decrease in revenues discussed above. The increase in expenses can be attributed to $16.9 million of incremental investments in our products and an increase of $14.7 million related to increased service costs for investment in client-facing associates. These increases in expense were partially offset by lower expenses resulting from our cost savings initiatives, which included headcount reductions at the end of fiscal 2009 and a reduction in travel and entertainment expenses.

PEO Services

Fiscal 2011 Compared to Fiscal 2010

Revenues

PEO Services' revenues increased $227.1 million, or 17%, to $1,543.9 million in fiscal 2011, as compared to fiscal 2010, due to a 12% increase in the average number of worksite employees. The increase in the average number of worksite employees as compared to fiscal 2010 was due to an increase in the number of new clients and a 1.1 percentage point improvement in our client retention rate from 82.9% in fiscal 2010 to 84.0% in fiscal 2011. Revenues associated with benefits coverage, workers' compensation coverage, and state unemployment taxes for worksite employees that were billed to our clients increased $184.9 million due to the increase in the average number of worksite employees as well as increases in health care costs. Administrative revenues, which represent the fees for our services and are billed based upon a percentage of wages related to worksite employees, increased $33.0 million, or 14%, in fiscal 2011 due to the increase in the number of average worksite employees.

We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $0.5 million in fiscal 2011 due to the increase in average client funds balances as a result of increased PEO Services new business and growth in our existing client base. Average client funds balances were $0.2 billion in both fiscal 2011 and fiscal 2010.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $10.1 million, or 8%, to $137.4 million in fiscal 2011 as compared to fiscal 2010. Earnings from continuing operations before income taxes increased due to growth in earnings related to the increase in the number of average worksite employees. The increase was partially offset by the settlement of a state unemployment tax matter, which increased earnings before income taxes $9.2 million in fiscal 2010. Overall margin decreased to 8.9% in fiscal 2011 from 9.7% in fiscal 2010 due to a 70 basis point decline pertaining to the settlement of a fiscal 2010 state unemployment tax matter.

Fiscal 2010 Compared to Fiscal 2009

Revenues

PEO Services' revenues increased $131.0 million, or 11%, to $1,316.8 million in fiscal 2010, as compared to fiscal 2009, due to a 5% increase in the average number of worksite employees. The increase in the average number of worksite employees as compared to fiscal 2009 was due to an increase in the number of clients. Revenues associated with benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees that were billed to our clients increased $113.7 million due to the increase in the average number of worksite employees, as well as increases in health care costs. Administrative revenues, which represent the fees for our services and are billed based upon a percentage of wages related to worksite employees, increased $11.8 million, or 5%, in fiscal 2010, due to the increase in the number of average worksite employees.

We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $0.7 million in fiscal 2010 due to the increase in average client funds balances as a result of increased PEO Services new business and growth in our existing client base. Average client funds balances were $0.2 billion in both fiscal 2010 and fiscal 2009.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $9.7 million, or 8%, to $127.3 million in fiscal 2010 as compared to fiscal 2009. Earnings from continuing operations before income taxes grew due to the increase in revenues described above, net of the related cost of providing benefits coverage, workers' compensation coverage and payment of state unemployment taxes for worksite employees that are included in costs of revenues. In fiscal 2010, there was an increase in costs associated with providing benefits coverage for worksite employees of $87.2 million and costs associated with workers' compensation and payment of state unemployment taxes for worksite employees of $26.5 million. In addition, earnings before income taxes increased $9.2 million due to the settlement of a state unemployment tax matter. Such increases in earnings before income taxes were offset by price concessions and higher pass-through costs related to state unemployment taxes.

Dealer Services

Fiscal 2011 Compared to Fiscal 2010

Revenues

Dealer Services' revenues increased $288.5 million, or 24%, to $1,494.4 million in fiscal 2011. Revenues for our Dealer Services business would have increased approximately 3% for fiscal 2011 without the impact of acquisitions, which increased revenues $250.7 million. Revenues increased $37.8 million due to new clients, improved client retention, and growth in our key products. We had growth in both our North American and International client retention rates with each growing 3.9 and 0.8 percentage points, respectively, to 88.6% and 92.8%, in fiscal 2011. The growth in our key products was driven by increased users of application service provider (ASP) managed services, customer relationship management ("CRM") solutions and growth in hosted IP telephony as well as an increase in transaction revenues due to higher credit report checks and vehicle registrations.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes increased $32.9 million, or 16%, to $234.4 million in fiscal 2011. The increase was due to the increase in revenues of $288.5 million discussed above and was partially offset by higher compensation costs. Earnings from continuing operations before income taxes also increased due to an asset impairment charge of $6.8 million recorded in fiscal 2010 resulting from the announcement by GM that it would shut down its Saturn division. Overall margin decreased from 16.7% to 15.7% in fiscal 2011 as compared to fiscal 2010, which includes approximately 240 basis points of margin decline related to acquisitions, partially offset by the prior year effects of the Saturn impairment charge.

Fiscal 2010 Compared to Fiscal 2009

Revenues

Dealer Services' revenues decreased $36.2 million, or 3%, to $1,205.9 million in fiscal 2010. Revenues for our Dealer Services business would have declined approximately 4% for fiscal 2010 without the impact of acquisitions. Revenues declined $112.9 million due to client losses as a result of dealership closings, cancellation of services, and continued pressure on dealerships to reduce costs. In addition, revenues decreased $25.1 million due to lower international software license fees and $5.3 million due to lower Credit Check and Computerized Vehicle Registration ("CVR") transaction volume. These decreases in revenues were offset by a $90.0 million increase in revenues from new clients and growth in our key products during fiscal 2010. The growth in our key products was driven by increased users for ASP managed services, growth in our CRM solutions, and new network and hosted IP telephony installations.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes decreased $13.7 million, or 6%, to $201.5 million in fiscal 2010. The decrease was due to the decline in revenues of $36.2 million discussed above, which was partially offset by a decrease in expenses of $22.5 million. The decrease in expenses was due to certain cost saving initiatives, including headcount reductions at the end of fiscal 2009 and a reduction in travel and entertainment expenses, offset by an asset impairment charge of $6.8 million as a result of the announcement by GM that it will shut down its Saturn division. Overall margin decreased from 17.3% to 16.7% in fiscal 2010 as compared to fiscal 2009, due to the effects of the Saturn fiscal 2010 impairment charge.

Other

The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses, results of operations of ADP Indemnity, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

Stock-based compensation expense was $76.3 million, $67.6 million, and $96.0 million in fiscal 2011, 2010 and 2009, respectively.

ADP Indemnity provides workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services worksite employees up to a $1 million per occurrence retention. PEO Services has secured specific per occurrence and aggregate stop loss reinsurance from a wholly-owned and regulated insurance carrier of AIG that covers all losses in excess of the $1 million per occurrence retention and also any aggregate losses within the $1 million retention that collectively exceed a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO Services business. Premiums are charged to PEO Services to cover the claims expected to be incurred by the PEO Services' worksite employees. Changes in estimated ultimate incurred losses are recognized by ADP Indemnity. In each of fiscal 2011, 2010, and 2009, ADP Indemnity recorded an increase in total claims reserves related to changes in these estimated losses for all policy years of $39.2 million, $19.5 million and $1.6 million, respectively. Significant contributing factors to the increase in reserves have been the rapid growth of our PEO Services business in states with relatively higher workers' compensation claim costs, adverse claim development, higher medical costs, and longer claim duration.

Our net gains on the sale of available-for-sale securities were $34.4 million and $1.6 million in each of fiscal 2011 and 2010 respectively, coupled with a net loss of $12.4 million in 2009.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2011, cash and marketable securities were $1,523.7 million, stockholders' equity was $6,010.4 million, and the ratio of long-term debt-to-equity was 0.6%. Working capital before funds held for clients and client funds obligations was $1,252.2 million, as compared to $1,568.6 million at June 30, 2010. The decrease was primarily due to a decrease in cash and cash equivalents and other current assets together with the net effect of an increase in accounts receivable, accrued expenses and other, and accrued payroll and payroll related expenses.

Our principal sources of liquidity for operations are derived from cash generated through operations and through corporate cash and marketable securities on hand. We continued to generate positive cash flows from operations during fiscal 2011, and we held approximately $1.5 billion of cash and marketable securities at June 30, 2011. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term repurchase agreements to meet short-term funding requirements related to client funds obligations.

Net cash flows provided by operating activities were $1,705.8 million in fiscal 2011, as compared to $1,682.1 million in fiscal 2010. The increase in net cash flows provided by operating activities was due to a positive year over year variance in the timing of our tax related estimated cash payments and receipts of $118.4 million, offset by an increase in bonus payments of $47.0 million, and an increase in pension plan contributions of $45.8 million. The balance of the increase was due to timing of cash collections related to trade accounts receivable partially offset by the timing of cash payments related to accounts payable.

Net cash flows used in investing activities were $7,340.6 million in fiscal 2011 as compared to $2,379.5 million in fiscal 2010. The increase in net cash flows used in investing activities was due to the increase of spend relating to acquisitions of businesses, net of cash acquired, which resulted in a net decrease to cash flows of $676.0 million, the timing of purchases of and proceeds from the sales or maturities of corporate and client funds marketable securities which resulted in a net decrease to cash flows of $1,026.0 million, and the increase in restricted cash and cash equivalents held to satisfy client funds obligations which resulted in a net decrease to cash flows of $3,197.7 million.

Net cash flows provided by financing activities were $5,339.3 million in fiscal 2011 as compared to $89.0 million in fiscal 2010. The increase was due to the net change in client funds obligations of $4,270.5 million as a result of the timing of cash received and payments made related to client funds, a $730.0 million decrease in repayments of previously issued commercial paper and a $237.2 million increase primarily due to higher cash proceeds from the exercises of stock options. We issued 11.4 million and 6.2 million treasury shares, respectively, related to option exercises in fiscal 2011 and 2010.

Our U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program. In August 2011, the Company increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.75 billion in aggregate maturity value, up from $6.25 billion in fiscal 2011. Our commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. In both fiscal 2011 and 2010, our average borrowings were $1.6 billion, at weighted average interest rates of 0.2%. The weighted average maturity of our commercial paper was less than two days in both fiscal 2011 and fiscal 2010. Throughout fiscal 2011, we had full access to our U.S. short-term funding requirements related to client funds obligations. At June 30, 2011 and June 30, 2010, there was no commercial paper outstanding.

Our U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. We have $2 billion available to us on a committed basis under these reverse repurchase agreements. In fiscal 2011 and 2010, we had average outstanding balances under reverse repurchase agreements of $505.2 million and $425.0 million, respectively, at weighted average interest rates of 0.4% and 0.2%, respectively. We have successfully borrowed through the use of reverse repurchase agreements on an as needed basis to meet short-term funding requirements related to client funds obligations. At June 30, 2011 and 2010 we had no outstanding obligations under reverse repurchase agreements.

In June 2011, we entered into a $2.0 billion, 364-day credit facility with a group of lenders. The 364-day facility replaced our prior $2.5 billion 364-day facility. In addition, we entered into a four-year $3.25 billion credit facility maturing in June 2015 that contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The four-year facility replaced our prior $2.25 billion five-year credit facility, which expired in June 2011. We also have an existing three-year $1.5 billion credit facility maturing in June 2013 that also contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to the committed borrowings is tied to LIBOR, the federal funds effective rate, or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2011 under the credit agreements. We believe that we currently meet all conditions set forth in the revolving credit agreements to borrow there under, and we are not aware of any conditions that would prevent us from borrowing part or all of the $6.75 billion available to us under the revolving credit agreements.

Our investment portfolio does not contain any asset-backed securities with underlying collateral of subprime mortgages, alternative-A mortgages, sub-prime auto loans or sub-prime home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment grade fixed-income securities. We own AAA rated senior tranches of fixed rate credit card, rate reduction, auto loan and other asset-backed securities, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae"). We do not own subordinated debt, preferred stock or common stock of any of these agencies. We do own AAA rated mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirement relating to client funds obligations.

On August 5, 2011, Standard & Poor's ("S&P") lowered the long-term sovereign credit rating of U.S. Government debt obligations from AAA to AA+. On August 8, 2011, S&P also downgraded the long-term credit ratings of U.S. government-sponsored enterprises. As described above, in Notes 5 and 6 to the consolidated financial statements, and in our discussion of Quantitative and Qualitative Disclosures about Market Risk, we hold U.S. Treasury and direct obligations of U.S. government agencies and related securities. We do not have the intent of selling these securities nor are we obligated to sell them as a result of the credit downgrade. Furthermore, we continue to believe that we will be able to recover the underlying payments of principal and interest due thereon.

Capital expenditures for continuing operations in fiscal 2011 were $184.8 million, as compared to $90.2 million in fiscal 2010 and $167.6 million in fiscal 2009. The capital expenditures in fiscal 2011 related to our data center and other facility improvements were made to support our operations. We expect capital expenditures in the year ending June 30, 2012 ("fiscal 2012") to be between $160 million and $180 million.

The following table provides a summary of our contractual obligations as of June 30, 2011:

(In millions)

Contractual Obligations	Payments due by period					
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Unknown	Total
Debt Obligations (1)	$ 2.8	$ 18.9	$ 3.6	$ 11.7	$ --	$ 37.0
Operating Lease and Software License Obligations (2)	131.0	187.3	90.9	31.3	--	440.5
Purchase Obligations (3)	194.6	250.4	75.8	--	--	520.8
Obligations related to Unrecognized Tax Benefits (4)	7.0	--	--	--	98.7	105.7
Other long-term liabilities reflected on our Consolidated Balance Sheets:						
Compensation and Benefits (5)	75.5	147.2	90.0	191.0	29.2	532.9
Acquisition-related obligations (6)	7.0	--	--	--	--	7.0
Total	$417.9	$603.8	$260.3	$234.0	$127.9	$1,643.9

(1) These amounts represent the principal repayments of our debt and are included on our Consolidated Balance Sheets. See Note 12 to the consolidated financial statements for additional information about our debt and related matters. The estimated interest payments due by corresponding period above are $0.2 million, $0.3 million, $0.2 million, and $0.2 million, respectively, which have been excluded.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to purchase and maintenance agreements on our software, equipment and other assets.

(4) We made the determination that net cash payments expected to be paid within the next 12 months, related to unrecognized tax benefits of $105.7 million at June 30, 2011, are expected to be up to $7.0 million. We are unable to make reasonably reliable estimates as to the period beyond the next 12 months in which cash payments related to unrecognized tax benefits are expected to be paid.

(5) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

(6) Acquisition-related obligations relate to contingent consideration for business acquisitions for which the amount of contingent consideration was determinable at the date of acquisition and therefore included on the Consolidated Balance Sheet as a liability.

In addition to the obligations quantified in the table above, we had obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2011, the obligations relating to these matters, which are expected to be paid in fiscal 2012, total $24,591.1 million and were recorded in client funds obligations on our Consolidated Balance Sheets. We had $25,135.6 million of cash and marketable securities that have been impounded from our clients to satisfy such obligations recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2011.

ADP Indemnity provides workers' compensation and employer's liability deductible reimbursement protection for PEO Services worksite employees up to a $1 million per occurrence retention. PEO Services has secured specific per occurrence and aggregate stop loss reinsurance from a select wholly-owned and regulated insurance carrier of AIG that covers all losses in excess of the $1 million per occurrence retention and also any aggregate losses within the $1 million retention that collectively exceed a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO business. Premiums are charged to the PEO to cover the PEO Services worksite employee expected claim expenses. Changes in estimated ultimate incurred losses are recognized by ADP Indemnity, Inc. At June 30, 2011, ADP Indemnity's total assets were $223.2 million to satisfy the actuarially estimated cost of workers' compensation claims of $212.7 million for the policy years since July 1, 2003. In fiscal 2011 and 2010, ADP Indemnity paid claims of $63.3 million and $53.8 million, respectively. At June 30, 2011, AIG's long-term credit rating and financial strength ratings from Standard & Poor's and Moody's respectively, were A- and A with stable outlook, and Baa1 and A1 with stable outlook. Should AIG and its wholly-owned insurance company be unable to satisfy their contractual obligations, ADP would become responsible for satisfying the worksite employee workers' compensation obligations.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and products. We do not expect any material losses related to such representations and warranties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term marketable securities, and long-term marketable securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

Our corporate investments are invested in cash and cash equivalents and highly liquid, investment-grade marketable securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities with a maximum maturity of 10 years at the time of purchase and money market securities and other cash equivalents. At June 30, 2011, approximately 93% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies were invested in senior, unsecured, non-callable debt directly issued by the Federal Home Loan Banks, Federal Farm Credit Banks, Freddie Mac and Fannie Mae.

We utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). As part of our client funds investment strategy, we use the daily collection of funds from our clients to satisfy other unrelated client funds obligations, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. We minimize the risk of not having funds collected from a client available at the time such client's obligation becomes due by impounding, in virtually all instances, the client's funds in advance of the timing of payment of such client's obligation. As a result of this practice, we have consistently maintained the required level of client funds assets to satisfy all of our obligations.

There are inherent risks and uncertainties involving our investment strategy relating to our client funds assets. Such risks include liquidity risk, including the risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity, and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $6.75 billion commercial paper program (rated A-1+ by Standard and Poor's and Prime-1 (P1) by Moody's, the highest possible credit rating), our ability to execute reverse repurchase transactions ($2 billion of which is available on a committed basis) and available borrowings under our $6.75 billion committed revolving credit facilities. In August 2011, the Company increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.75 billion in aggregate maturity value. However, the availability of financing during periods of economic turmoil, even to borrowers with the highest credit ratings, may limit our ability to access short-term debt markets to meet the liquidity needs of our business. In addition to liquidity risk, our investments are subject to interest rate risk and credit risk, as discussed below.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating at time of purchase for corporate bonds is BBB and for asset-backed and commercial mortgage-backed securities is AAA. The maximum maturity at time of purchase for BBB rated securities is 5 years, for single A rated securities is 7 years, and for AA rated and AAA rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

Details regarding our overall investment portfolio are as follows:

(Dollars in millions) Years ended June 30,	2011	2010	2009
Average investment balances at cost:			
Corporate investments	$ 3,467.6	$ 3,839.2	$ 3,744.7
Funds held for clients	16,865.4	15,194.5	15,162.4
Total	$ 20,333.0	$ 19,033.7	$ 18,907.1
Average interest rates earned exclusive of realized gains/(losses) on:			
Corporate investments	2.6%	2.6%	3.6%
Funds held for clients	3.2%	3.6%	4.0%
Total	3.1%	3.4%	3.9%
Realized gains on available-for-sale securities	$ 38.0	$ 15.0	$ 11.4
Realized losses on available-for-sale securities	(3.6)	(13.4)	(23.8)
Net realized gains/(losses) on available-for-sale securities	$ 34.4	$ 1.6	$ (12.4)
As of June 30:			
Net unrealized pre-tax gains on available-for-sale securities	$ 570.9	$ 710.9	$ 436.6
Total available-for-sale securities at fair value	$16,927.5	$15,517.0	$14,730.2

We are exposed to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. The annualized interest rates earned on our entire portfolio decreased by 30 basis points, from 3.4% for fiscal 2010 to 3.1% for fiscal 2011. A hypothetical change in both short-term interest rates (*e.g.*, overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately a $9 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2012. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately a $3 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2012.

We are exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities, primarily AAA and AA rated securities, as rated by Moody's, Standard & Poor's, and for Canadian securities, Dominion Bond Rating Service. At June 30, 2011, approximately 86% of our available-for-sale securities held an AAA or AA rating. In addition, we limit amounts that can be invested in any security other than U.S. and Canadian government or government agency securities.

We are exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes.

During fiscal 2010, we were exposed to foreign exchange fluctuations on U.S. Dollar denominated short-term intercompany amounts payable by a Canadian subsidiary to a U.S. subsidiary of the Company in the amount of $178.6 million U.S. Dollars. In order to manage the exposure related to the foreign exchange fluctuations between the Canadian Dollar and the U.S. Dollar, the Canadian subsidiary entered into a foreign exchange forward contract, which obligated the Canadian subsidiary to buy $178.6 million U.S. dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009. Upon settlement of such contract on December 1, 2009, an additional foreign exchange forward contract was entered into that obligated the Canadian subsidiary to buy $29.4 million U.S. Dollars at a rate of 1.06 Canadian dollars to each U.S. Dollar on February 26, 2010. The net loss on the foreign exchange forward contracts of $15.8 million for the twelve months ended June 30, 2010 was recognized in earnings in fiscal 2010 and substantially offset the foreign currency mark-to-market gains on the related short-term intercompany amounts payable. The short-term intercompany amounts payable were fully paid by the Canadian subsidiary to the U.S. subsidiary by February 2010.

There were no derivative financial instruments outstanding at June 30, 2011, 2010 or 2009.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On July 1, 2010, we adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-13, "Multiple Deliverable Revenue Arrangements," and ASU 2009-14, "Certain Revenue Arrangements that Include Software Elements." ASU 2009-13 modifies the guidance related to accounting for arrangements with multiple deliverables by providing an alternative when vendor specific objective evidence ("VSOE") or third-party evidence ("TPE") does not exist to determine the selling price of a deliverable. The alternative when VSOE or TPE does not exist is management's best estimate of the selling price of the deliverable. Consideration for multiple deliverables is then allocated based upon the relative selling price of the deliverables and revenue is recognized as earned for each deliverable. ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material impact on our consolidated results of operations, financial condition or cash flows.

In December 2010, we adopted ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance is intended to provide disclosures to help facilitate the evaluation of the entity's credit risk, how that risk is analyzed and the reasons for changes in the allowance for credit losses. The adoption of ASU 2010-20 did not have an impact on our consolidated results of operations, financial condition or cash flows.

In April 2011, we adopted ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." ASU 2010-29 requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010. The adoption of ASU 2010-29 did not have an impact on our consolidated results of operations, financial condition or cash flows.

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removes from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011. We are currently evaluating the impact, if any, that the adoption of ASU 2011-03 will have on our consolidated results of operations, financial condition or cash flows.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The issuance of ASU 2011-04 results in global fair value measurement and disclosure guidance and minimizes differences between U.S. GAAP and IFRS. ASU 2011-04 requires an expansion of the information required for "level 3" measurements and provides the updates to the existing measurement guidance. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011. We do not expect the adoption of ASU 2011-04 to have a material impact on our consolidated results of operations, financial condition, or cash flows.

In June, 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of ASU 2011-05 will not have a material impact on our consolidated results of operations, financial condition, or cash flows.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We enter into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. Our service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses (*e.g.*, Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation, and post-contract customer support, revenues are recognized ratably over the software license term, as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We assess collectability of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that a change in our assumptions utilized in the collectability determination would result in a material change to revenues as no single customer accounts for a significant portion of our revenues.

Goodwill. We account for goodwill and other intangible assets with indefinite useful lives in accordance with ASC 350-10, which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. We perform this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, we would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We determine the fair value of our reporting units using the income approach, which utilizes a discounted cash flow model. In addition, we use comparative market multiples to corroborate our discounted cash flow results. We had $3,073.6 million of goodwill as of June 30, 2011. Given the significance of our goodwill, an adverse change to the fair value of goodwill and intangible assets could result in an impairment charge which could be material to our consolidated earnings if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with our acquisitions.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (*e.g.*, realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of an entity's tax benefits being sustained must be "more likely than not" assuming that those positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard could materially impact our consolidated financial statements. As of June 30, 2011 and 2010, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $105.7 million and $107.2 million, respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Stock-Based Compensation. We measure stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions is subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options.

Statements of Consolidated Earnings

(In millions, except per share amounts)

Years ended June 30,	2011	2010	2009
REVENUES:			
Revenues, other than interest on funds held for clients and PEO revenues	$7,805.5	$7,077.7	$7,051.7
Interest on funds held for clients	540.1	542.8	609.8
PEO revenues (A)	1,533.9	1,307.2	1,176.9
TOTAL REVENUES	9,879.5	8,927.7	8,838.4
EXPENSES:			
Costs of revenues			
Operating expenses	4,900.9	4,277.2	4,087.0
Systems development and programming costs	577.2	513.9	498.3
Depreciation and amortization	253.4	238.6	237.4
TOTAL COSTS OF REVENUES	5,731.5	5,029.7	4,822.7
Selling, general and administrative expenses	2,323.3	2,127.4	2,190.3
Interest expense	8.6	8.6	33.3
TOTAL EXPENSES	8,063.4	7,165.7	7,046.3
Other income, net	(116.6)	(101.2)	(108.0)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,932.7	1,863.2	1,900.1
Provision for income taxes	678.5	655.9	575.0
NET EARNINGS FROM CONTINUING OPERATIONS	1,254.2	1,207.3	1,325.1
Earnings from discontinued operations, net of provision for income taxes of $7.0 and $0.7 for the fiscal years ended June 30, 2010 and 2009, respectively	--	4.1	7.5
NET EARNINGS	$1,254.2	$1,211.4	$1,332.6
Basic earnings per share from continuing operations	$ 2.54	$ 2.41	$ 2.63
Basic earnings per share from discontinued operations	--	0.01	0.01
BASIC EARNINGS PER SHARE	$ 2.54	$ 2.42	$ 2.65
Diluted earnings per share from continuing operations	$ 2.52	$ 2.40	$ 2.62
Diluted earnings per share from discontinued operations	--	0.01	0.01
DILUTED EARNINGS PER SHARE	$ 2.52	$ 2.40	$ 2.63
Basic weighted average shares outstanding	493.5	500.5	503.2
Diluted weighted average shares outstanding	498.3	503.7	505.8

(A) Professional Employer Organization ("PEO") revenues are net of direct pass-through costs, primarily consisting of payroll wages and payroll taxes, of $15,765.3, $13,318.7, and $12,310.4, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

June 30,	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 1,389.4	$ 1,643.3
Short-term marketable securities	36.3	27.9
Accounts receivable, net	1,364.8	1,127.7
Other current assets	648.3	673.4
Assets held for sale	9.1	11.8
Total current assets before funds held for clients	3,447.9	3,484.1
Funds held for clients	25,135.6	18,832.6
Total current assets	28,583.5	22,316.7
Long-term marketable securities	98.0	104.3
Long-term receivables, net	128.7	129.4
Property, plant and equipment, net	716.2	673.8
Other assets	922.6	712.3
Goodwill	3,073.6	2,383.3
Intangible assets, net	715.7	542.4
Total assets	$ 34,238.3	$ 26,862.2
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 153.3	$ 150.0
Accrued expenses and other current liabilities	930.4	771.0
Accrued payroll and payroll related expenses	558.3	448.5
Dividends payable	174.2	164.5
Short-term deferred revenues	350.9	321.5
Income taxes payable	28.6	60.0
Total current liabilities before client funds obligations	2,195.7	1,915.5
Client funds obligations	24,591.1	18,136.7
Total current liabilities	26,786.8	20,052.2
Long-term debt	34.2	39.8
Other liabilities	556.2	528.0
Deferred income taxes	373.5	306.4
Long-term deferred revenues	477.2	456.9
Total liabilities	28,227.9	21,383.3
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	--	--
Common stock, $0.10 par value: Authorized, 1,000.0 shares; issued, 638.7 shares at June 30, 2011 and 2010; outstanding, 490.8 and 492.0 shares at June 30, 2011 and 2010, respectively	63.9	63.9
Capital in excess of par value	489.5	493.0
Retained earnings	11,803.9	11,252.0
Treasury stock - at cost: 147.9 and 146.7 shares at June 30, 2011 and 2010, respectively	(6,714.0)	(6,539.5)
Accumulated other comprehensive income	367.1	209.5
Total stockholders' equity	6,010.4	5,478.9
Total liabilities and stockholders' equity	$ 34,238.3	$ 26,862.2

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity
(In millions, except per share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount					
Balance at June 30, 2008	638.7	$63.9	$ 522.0	$10,029.8	$ (5,804.7)		$ 276.2
Net earnings	--	--	--	1,332.6	--	$ 1,332.6	--
Foreign currency translation adjustments						(192.1)	(192.1)
Unrealized net gain on securities, net of tax						191.1	191.1
Pension liability adjustment, net of tax						(119.2)	(119.2)
Comprehensive income						$ 1,212.4	
Stock-based compensation expense	--	--	96.0	--	--		--
Issuances relating to stock compensation plans	--	--	(105.8)	--	219.7		--
Tax benefits from stock compensation plans	--	--	7.8	--	--		--
Treasury stock acquired (13.8 shares)	--	--	--	--	(548.9)		--
Dividends ($1.2800 per share)	--	--	--	(645.8)	--		--
Balance at June 30, 2009	638.7	$63.9	$ 520.0	$10,716.6	$ (6,133.9)		$ 156.0
Net earnings	--	--	--	1,211.4	--	$ 1,211.4	--
Foreign currency translation adjustments						(76.1)	(76.1)
Unrealized net gain on securities, net of tax						175.4	175.4
Pension liability adjustment, net of tax						(45.8)	(45.8)
Comprehensive income						$ 1,264.9	
Stock-based compensation expense	--	--	67.6	--	--		--
Issuances relating to stock compensation plans	--	--	(85.4)	--	360.7		--
Tax benefits from stock compensation plans	--	--	(9.2)	--	--		--
Treasury stock acquired (18.2 shares)	--	--	--	--	(766.3)		--
Dividends ($1.3500 per share)	--	--	--	(676.0)	--		--
Balance at June 30, 2010	638.7	$63.9	$ 493.0	$11,252.0	$ (6,539.5)		$ 209.5
Net earnings	--	--	--	1,254.2	--	$ 1,254.2	--
Foreign currency translation adjustments						166.7	166.7
Unrealized net gain on securities, net of tax						(88.0)	(88.0)
Pension liability adjustment, net of tax						78.9	78.9
Comprehensive income						$ 1,411.8	
Stock-based compensation expense	--	--	76.3	--	--		--
Issuances relating to stock compensation plans	--	--	(78.0)	--	558.3		--
Tax benefits from stock compensation plans	--	--	(1.8)	--	--		--
Treasury stock acquired (14.2 shares)	--	--	--	--	(732.8)		--
Dividends ($1.4200 per share)	--	--	--	(702.3)	--		--
Balance at June 30, 2011	638.7	$63.9	$ 489.5	$11,803.9	$ (6,714.0)		$ 367.1

See notes to consolidated financial statements.

2011 Annual Report

Statements of Consolidated Cash Flows

(In millions)

Years ended June 30,	2011	2010	2009
Cash Flows From Operating Activities			
Net earnings	$ 1,254.2	$ 1,211.4	$ 1,332.6
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Depreciation and amortization	318.2	309.2	307.7
Deferred income taxes	107.6	96.1	(47.9)
Stock-based compensation expense	76.3	67.6	96.0
Excess tax benefit related to exercises of stock options	(1.0)	(0.2)	(1.5)
Net pension expense	40.7	34.7	33.8
Net realized (gain) loss from the sales of marketable securities	(34.4)	(1.6)	12.4
Net amortization of premiums and accretion of discounts on available-for-sale securities	53.6	57.3	58.3
Impairment losses on available-for-sale securities	--	14.4	--
Impairment losses on assets held for sale	11.7	--	--
(Loss) gain on sales of buildings	(1.8)	2.3	(2.2)
Gain on sale of discontinued businesses, net of tax	--	(0.5)	(4.4)
Other	35.1	8.9	35.8
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
(Increase) in accounts receivable	(138.3)	(108.8)	(152.6)
(Increase) decrease in other assets	(81.3)	30.0	(85.6)
(Decrease) increase in accounts payable	(24.6)	34.7	(9.7)
Increase (decrease) in accrued expenses and other liabilities	89.8	(73.3)	(12.6)
Operating activities of discontinued operations	--	(0.1)	2.5
Net cash flows provided by operating activities	1,705.8	1,682.1	1,562.6
Cash Flows From Investing Activities			
Purchases of corporate and client funds marketable securities	(4,770.9)	(3,846.7)	(2,736.5)
Proceeds from the sales and maturities of corporate and client funds marketable securities	3,305.1	3,406.9	3,320.4
Net increase in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations	(4,837.1)	(1,639.4)	(731.7)
Capital expenditures	(181.9)	(102.9)	(157.8)
Additions to intangibles	(95.8)	(123.8)	(96.0)
Acquisitions of businesses, net of cash acquired	(776.0)	(100.0)	(67.0)
Reclassification from cash and cash equivalents to short-term marketable securities	--	--	(211.1)
Proceeds from the sale of property, plant and equipment	13.1	3.1	25.7
Other	2.9	1.8	10.0
Investing activities of discontinued operations	--	(0.1)	--
Proceeds from the sale of businesses included in discontinued operations	--	21.6	(0.1)
Net cash flows used in investing activities	(7,340.6)	(2,379.5)	(644.1)
Cash Flows From Financing Activities			
Net increase in client funds obligations	6,290.9	2,020.4	885.2
Proceeds from issuance of debt	--	--	12.5
Payments of debt	(5.7)	(2.9)	(21.9)
Net purchases of reverse repurchase agreements	--	--	(11.8)
Net (repayment) proceeds of commercial paper borrowing	--	(730.0)	730.0
Repurchases of common stock	(732.8)	(766.4)	(580.4)
Proceeds from stock purchase plan and exercises of stock options	478.2	241.1	82.7
Excess tax benefit related to exercises of stock options	1.0	0.2	1.5
Dividends paid	(692.4)	(673.4)	(629.4)
Net cash flows provided by financing activities	5,339.2	89.0	468.4
Effect of exchange rate changes on cash and cash equivalents	41.7	(13.6)	(39.1)
Net change in cash and cash equivalents	(253.9)	(622.0)	1,347.8
Cash and cash equivalents of continuing operations, beginning of year	1,643.3	2,265.3	917.5
Cash and cash equivalents of discontinued operations, beginning of year	--	--	--
Cash and cash equivalents, end of year	1,389.4	1,643.3	2,265.3
Less cash and cash equivalents of discontinued operations, end of year	--	--	--
Cash and cash equivalents of continuing operations, end of year	$ 1,389.4	$ 1,643.3	$ 2,265.3

See notes to consolidated financial statements.

2011 Annual Report

Notes to Consolidated Financial Statements

(Tabular dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation. The accompanying Consolidated Financial Statements and footnotes thereto of Automatic Data Processing, Inc. and its subsidiaries ("ADP" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenue, costs, expenses and accumulated other comprehensive income that are reported in the Consolidated Financial Statements and footnotes thereto. Actual results may differ from those estimates.

B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers and vehicle retailers and manufacturers. The Company classifies its operations into the following reportable segments: Employer Services, Professional Employer Organization ("PEO") Services, and Dealer Services. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses, results of operations of ADP Indemnity, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

C. Revenue Recognition. Revenues are primarily attributable to fees for providing services (*e.g.,* Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. The Company enters into agreements for a fixed fee per transaction (*e.g.,* number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. Service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses (*e.g.,* Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation, and post-contract customer support, revenues are recognized ratably over the software license term, as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

The Company assesses collectability of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

PEO revenues are reported on the Statements of Consolidated Earnings and are reported net of direct pass-through costs, which are costs billed and incurred for PEO Services worksite employees, primarily consisting of payroll wages and payroll taxes. Benefits, workers' compensation and state unemployment tax fees for worksite employees are included in PEO revenues and the associated costs are included in operating expenses.

D. Cash and Cash Equivalents. Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income on the Consolidated Balance Sheets until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net on the Statements of Consolidated Earnings.

If the fair value of an available-for-sale debt security is below its amortized cost, the Company assesses whether it intends to sell the security or if it is more likely than not the Company will be required to sell the security before recovery. If either of those two conditions were met, the Company would recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in accumulated other comprehensive income.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to auto, truck, motorcycle, marine, recreational vehicle and heavy equipment dealers. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return over the term of each contract.

The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses related to the Company's existing note receivables.

G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	2 to 5 years
Buildings	20 to 40 years
Furniture and fixtures	3 to 7 years

H. Goodwill and Other Intangible Assets. Goodwill and intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually at the reporting unit level. The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. The Company determines the estimated fair value of its reporting units using an equal weighted blended approach which combines the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted-average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business.

I. Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

J. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation are included in accumulated other comprehensive income on the Consolidated Balance Sheets. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented.

K. Derivative Financial Instruments. Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the Consolidated Balance Sheets with changes in the fair value of the derivatives recognized in either net earnings from continuing operations or accumulated other comprehensive income, depending on the timing and designated purpose of the derivative.

There were no derivative financial instruments outstanding at June 30, 2011 or June 30, 2010.

L. Earnings per Share ("EPS"). The calculations of basic and diluted EPS are as follows:

Years ended June 30,	Basic	Effect of Employee Stock Option Shares	Effect of Employee Restricted Stock Shares	Diluted
2011				
Net earnings from continuing operations	$1,254.2			$1,254.2
Weighted average shares (in millions)	493.5	3.8	1.0	498.3
EPS from continuing operations	$ 2.54			$ 2.52
2010				
Net earnings from continuing operations	$1,207.3			$1,207.3
Weighted average shares (in millions)	500.5	2.2	1.0	503.7
EPS from continuing operations	$ 2.41			$ 2.40
2009				
Net earnings from continuing operations	$1,325.1			$1,325.1
Weighted average shares (in millions)	503.2	1.2	1.4	505.8
EPS from continuing operations	$ 2.63			$ 2.62

Options to purchase 0.9 million, 14.0 million, and 32.9 million shares of common stock for the year ended June 30, 2011, ("fiscal 2011"), the year ended June 30, 2010 ("fiscal 2010"), and the year ended June 30, 2009 ("fiscal 2009"), respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the respective fiscal year.

M. Stock-Based Compensation. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed. The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

P. Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company is subject to the continuous examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of an entity's tax benefits being sustained must be "more likely than not", assuming that these positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. As of June 30, 2011 and 2010, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $105.7 million, and $107.2 million respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Q. Workers' Compensation Costs. The Company employs a third party actuary to assist in determining the estimated claim liability related to workers' compensation and employer liability coverage for PEO Services worksite employees. In estimating loss development rates, we utilize historical loss experience, exposure data, and actuarial judgment, together with a range of inputs which are primarily based upon the worksite employee's job responsibilities, their location, the historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. For each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into our workers' compensation claims cost estimates. The Company has secured specific per occurrence reinsurance that caps the exposure for each individual claim at $1 million per occurrence, and has also secured aggregate stop loss reinsurance that caps aggregate losses at a certain level in each policy year.

R. Recently Issued Accounting Pronouncements. In July 2010, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-13, "Multiple Deliverable Revenue Arrangements," and ASU 2009-14, "Certain Revenue Arrangements that Include Software Elements." ASU 2009-13 modifies the guidance related to accounting for arrangements with multiple deliverables by providing an alternative when vendor specific objective evidence ("VSOE") or third-party evidence ("TPE") does not exist to determine the selling price of a deliverable. The alternative when VSOE or TPE does not exist is management's best estimate of the selling price of the deliverable. Consideration for multiple deliverables is then allocated based upon the relative selling price of the deliverables and revenue is recognized as earned for each deliverable. ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material impact on the Company's consolidated results of operations, financial condition or cash flows.

In December 2010, the Company adopted ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires greater transparency about a company's allowance for credit losses and the credit quality of its financing receivables. The guidance is intended to provide disclosures to help facilitate the evaluation of the Company's credit risk, how that risk is analyzed and the reasons for changes in the allowance for credit losses. The adoption of ASU 2010-20 did not have an impact on the Company's consolidated results of operations, financial condition or cash flows.

In April 2011, the Company adopted ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." ASU 2010-29 requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010. The adoption of ASU 2010-29 did not have an impact on the Company's consolidated results of operations, financial condition or cash flows.

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removes from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011. The Company is currently evaluating the impact, if any, that the adoption of ASU 2011-03 will have on the Company's consolidated results of operations, financial condition or cash flows.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The issuance of ASU 2011-04 results in global fair value measurement and disclosure guidance and minimizes differences between U.S. GAAP and IFRS. ASU 2011-04 requires an expansion of the information required for "level 3" measurements and provides the updates to the existing measurement guidance. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on the Company's consolidated results of operations, financial condition, or cash flows.

In June, 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of ASU 2011-05 will not have a material impact on the Company's consolidated results of operations, financial condition, or cash flows.

NOTE 2. OTHER INCOME, NET

Other income, net consists of the following:

Years ended June 30,	2011	2010	2009
Interest income on corporate funds	$ (88.8)	$ (98.8)	$(134.2)
Realized gains on available-for-sale securities	(38.0)	(15.0)	(11.4)
Realized losses on available-for-sale securities	3.6	13.4	23.8
Realized (gain) on investment in Reserve Fund	(0.9)	(15.2)	18.3
Impairment losses on available-for-sale securities	--	14.4	--
Impairment losses on assets held for sale	11.7	--	--
Net (gains) losses on sales of buildings	(1.8)	2.3	(2.2)
Other, net	(2.4)	(2.3)	(2.3)
Other income, net	$(116.6)	$(101.2)	$(108.0)

Proceeds from sales and maturities of available-for-sale securities were $3,305.1 million, $3,406.9 million, and $3,320.4 million for fiscal 2011, 2010, and 2009, respectively.

In fiscal 2009, the net asset value of the Primary Fund of the Reserve Fund ("Reserve Fund") decreased below $1 per share as a result of the full write-off of the Reserve Fund's holdings in debt securities issued by Lehman Brothers Holdings, Inc., which filed for bankruptcy protection on September 15, 2008. In fiscal 2009, the Company recorded a loss of $18.3 million to other income, net on the Statements of Consolidated Earnings to recognize it's pro-rata share of the estimated losses of the investment it held in the Reserve Fund. During fiscal 2010 and 2011, the Company received distributions from the Reserve Fund in excess of what was previously recorded in short-term marketable securities and as such, recorded gains of $15.2 million and $0.9 million, respectively, to other income, net on the Statements of Consolidated Earnings.

In fiscal 2010, the Company concluded it had the intent to sell certain securities for which unrealized losses of $14.4 million were previously recorded in accumulated other comprehensive income on the Consolidated Balance Sheets. As such, the Company realized impairment losses of $14.4 million in other income, net on the Statements of Consolidated Earnings during fiscal 2010. The Company subsequently sold all securities that the Company previously concluded it had the intent to sell.

During fiscal years 2011, 2010, and 2009, the Company sold buildings that were previously classified as Assets Held for Sale on the Consolidated Balance Sheets and, as a result, recorded net gains/(losses) of $1.8 million, ($2.3) million, and $2.2 million, respectively, in other income, net on the Statements of Consolidated Earnings. During fiscal 2011, the Company reclassified assets related to two buildings as Assets Held for Sale on the Consolidated Balance Sheets. As the carrying amount of the assets held for sale exceeded their fair value less costs to sell, the Company recorded impairment losses of $11.7 million. Refer to Note 9 for more information related to Assets Held for Sale.

The Company has an outsourcing agreement with Broadridge Financial Solutions, Inc. ("Broadridge") pursuant to which the Company provides data center outsourcing services, which principally consist of information technology services and service delivery network services. As a result of this agreement, the Company recognized income of $113.0 million and $104.8 million in fiscal 2011 and fiscal 2010, respectively, which is offset by expenses associated with providing such services of $110.8 million and $102.6 million, respectively, both of which were recorded in other income, net on the Statements of Consolidated Earnings. The Company had a receivable on the Consolidated Balance Sheets from Broadridge for the services under this agreement of $9.5 million and $8.9 million on June 30, 2011 and 2010, respectively. In fiscal 2010, Broadridge notified the Company that it would not extend the outsourcing agreement beyond its current expiration date of June 30, 2012. The Company continues to assess the impact on results of operations, if any, that this will have and does not currently anticipate this will have a material impact.

NOTE 3. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses, which typically occurs within one year from the date of acquisition.

On August 16, 2010, the Company acquired 100% of the outstanding shares of Cobalt, a leading provider of digital marketing solutions for the auto industry that aligns with Dealer Services' global layered applications strategy and strongly supports Dealer Services' long-term growth strategy, for approximately $405.4 million in cash, net of cash acquired.

The purchase price allocation for Cobalt is as follows:

Accounts receivable, net	$ 42.5
Goodwill	311.7
Identifiable intangible assets	111.6
Other assets	57.4
Total assets acquired	$523.2
Total liabilities acquired	$ 96.1

The Company determined the purchase price allocations for this acquisition based on estimates of the fair value of tangible and intangible assets acquired and liabilities assumed, utilizing recognized valuation techniques, including the income and market approaches. Goodwill for Cobalt, which is not deductible for tax purposes, resulted from the expected impact to Dealer Services' long-term growth strategy. Intangible assets for Cobalt, which totaled $111.6 million, included customer contracts and lists, software and trademarks that are being amortized over a weighted average life of approximately 11 years. There is no contingent consideration relating to the Cobalt acquisition.

In addition to Cobalt, the Company acquired eight businesses in fiscal 2011 for approximately $370.6 million, net of cash acquired. The purchase price for these acquisitions includes $1.6 million in accrued contingent payments expected to be paid in future periods. These acquisitions resulted in approximately $269.8 million of goodwill. Intangible assets acquired, which totaled approximately $134.8 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 9 years. In addition, the Company made $0.8 million of contingent payments in fiscal 2011 relating to previously consummated acquisitions. As of June 30, 2011, the Company had contingent consideration remaining for all transactions of approximately $7.0 million.

The Company acquired five businesses in fiscal 2010 for approximately $101.0 million, net of cash acquired. The purchase price for these acquisitions includes $3.7 million in accrued contingent payments expected to be paid in future periods. These acquisitions resulted in approximately $80.8 million of goodwill. Intangible assets acquired, which totaled approximately $33.5 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 7 years. In addition, the Company made $2.6 million of contingent payments in fiscal 2010 relating to previously consummated acquisitions. As of June 30, 2010, the Company had contingent consideration remaining for all transactions of approximately $7.1 million.

The Company acquired four businesses in fiscal 2009 for approximately $62.7 million, which includes $6.4 million in accrued contingent payments expected to be paid in future periods and which is net of cash acquired. These acquisitions resulted in approximately $60.3 million of goodwill. Intangible assets acquired, which totaled approximately $20.8 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 9 years. In addition, the Company made $10.7 million of contingent payments in fiscal 2009 relating to previously consummated acquisitions.

The acquisitions discussed above for fiscal 2011, 2010, and 2009 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

NOTE 4. DIVESTITURES

On March 24, 2010, the Company completed its sale of the non-core Commercial Systems business (the "Commercial business") for approximately $21.6 million in cash. The Commercial business was previously reported in the Dealer Services segment. In connection with the disposal of this business, the Company has classified the results of this business as discontinued operations for all periods presented. Additionally, in fiscal 2010, the Company reported a gain of $5.6 million, or $1.0 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings.

During fiscal 2010, the Company recorded net charges of $0.5 million within earnings from discontinued operations related to a change in estimated taxes on the divestitures of businesses of $0.8 million, partially offset by a change in professional fees incurred in connection with the divestitures of businesses of $0.3 million. During fiscal 2009, the Company recorded a net gain of $2.8 million, net of taxes, within earnings from discontinued operations related to a change in estimated taxes on the divestitures of business of $2.6 million and a change in professional fees incurred in connection with the divestitures of businesses of $0.2 million.

On January 23, 2007, the Company completed the sale of Sandy Corporation, a business within the Dealer Services segment, and classified the results of operations of this business as discontinued operations for all periods presented. In March 2008 and April 2009, the Company received two payments of $2.5 million during each period, which represented purchase price adjustments, and recorded these additional gains of $2.5 million, or $1.6 million net of tax, within earnings from discontinued operations during both fiscal 2008 and fiscal 2009.

There were no revenues and earnings from discontinued operations during fiscal 2011. The following table summarizes the revenues and expenses from discontinued operations as reported for the period indicated:

Years ended June 30,	2010	2009
Revenues	$17.2	$28.7
Earnings from discontinued operations before income taxes	5.2	4.6
Provision for income taxes	1.6	1.5
Net earnings from discontinued operations before gain on disposal of discontinued operations	3.6	3.1
Gain on disposal of discontinued operations, net of provision (benefit) for income taxes of $5.4 and $(0.8) for fiscal 2010 and 2009, respectively	0.5	4.4
Net earnings from discontinued operations	$ 4.1	$ 7.5

There were no assets or liabilities of discontinued operations as of June 30, 2011 or June 30, 2010.

NOTE 5. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2011 and 2010 are as follows:

	June 30, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 9,731.8	$ --	$ --	$ 9,731.8
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	6,558.2	213.0	(12.1)	6,759.1
Corporate bonds	5,908.6	234.9	(16.9)	6,126.6
Asset-backed securities	422.4	25.4	--	447.8
Commercial mortgage-backed securities	476.6	15.9	--	492.5
Municipal bonds	493.7	23.1	(0.6)	516.2
Canadian government obligations and Canadian government agency obligations	1,082.0	20.8	(1.3)	1,101.5
Other securities	1,415.1	72.4	(3.7)	1,483.8
Total available-for-sale securities	16,356.6	605.5	(34.6)	16,927.5
Total corporate investments and funds held for clients	$26,088.4	$605.5	$(34.6)	$26,659.3

	June 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 5,091.1	$ --	$ --	$ 5,091.1
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	5,631.0	280.7	(0.2)	5,911.5
Corporate bonds	5,080.7	261.2	(9.0)	5,332.9
Asset-backed securities	923.5	45.3	--	968.8
Commercial mortgage-backed securities	682.3	25.1	--	707.4
Municipal bonds	446.3	23.1	--	469.4
Canadian government obligations and Canadian government agency obligations	998.6	33.9	--	1,032.5
Other securities	1,043.7	51.8	(1.0)	1,094.5
Total available-for-sale securities	14,806.1	721.1	(10.2)	15,517.0
Total corporate investments and funds held for clients	$19,897.2	$721.1	$(10.2)	$20,608.1

At June 30, 2011, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae") with fair values of $3,886.5 million, $914.0 million, $759.1 million and $702.4 million, respectively. At June 30, 2010, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Freddie Mac and Fannie Mae with fair values of $2,615.5 million, $736.8 million, $1,136.1 million and $933.6 million, respectively.

U.S. Treasury and direct obligations of U.S. government agencies represent senior, unsecured, non-callable debt that primarily carries a credit rating of primarily AAA, as rated by Moody's and Standard and Poor's and has maturities ranging from July 2011 through March 2021.

At June 30, 2011, asset-backed securities include primarily AAA rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction and auto loan receivables with fair values of $220.5 million, $196.9 million and $30.0 million, respectively. At June 30, 2010, asset-backed securities include AAA rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, auto loan receivables with fair values of $548.6 million, $307.8 million, and $112.4 million, respectively. These securities are collateralized by the cash flows of the underlying pools of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through June 30, 2011.

At June 30, 2011, other securities and their fair value primarily represent Canadian provincial bonds of $494.3 million, supranational bonds of $360.1 million, sovereign bonds of $328.8 million, AAA rated mortgage-backed securities of $146.5 million that are guaranteed by Fannie Mae and Freddie Mac and corporate bonds backed by the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program of $129.1 million. At June 30, 2010, other securities and their fair value primarily represent Canadian provincial bonds of $308.5 million, supranational bonds of $322.7 million, sovereign bonds of $181.8 million, AAA rated mortgage-backed securities of $131.0 million that are guaranteed by Fannie Mae and Freddie Mac and corporate bonds backed by the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program of $131.3 million. The Company's AAA rated mortgage-backed securities represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest.

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

June 30,	2011	2010
Corporate investments:		
Cash and cash equivalents	$1,389.4	$1,643.3
Short-term marketable securities	36.3	27.9
Long-term marketable securities	98.0	104.3
Total corporate investments	$1,523.7	$1,775.5

Funds held for clients represent assets that, based upon the Company's intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets.

Funds held for clients have been invested in the following categories:

June 30,	2011	2010
Funds held for clients:		
Restricted cash and cash equivalents held to satisfy client funds obligations	$ 8,342.4	$ 3,447.8
Restricted short-term marketable securities held to satisfy client funds obligations	3,059.9	2,768.7
Restricted long-term marketable securities held to satisfy client funds obligations	13,733.3	12,616.1
Total funds held for clients	$25,135.6	$18,832.6

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheets totaling $24,591.1 million and $18,136.7 million as of June 30, 2011 and 2010, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations. The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and those related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within net increase in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within net increase in client funds obligations in the financing section of the Statements of Consolidated Cash Flows.

Approximately 86% of the available-for-sale securities held an AAA or AA rating at June 30, 2011, as rated by Moody's, Standard & Poor's and, for Canadian securities, Dominion Bond Rating Service. All available-for-sale securities were rated as investment grade at June 30, 2011.

The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the fiscal year, and averaged approximately $16,865.4 million, $15,194.5 million, and $15,162.4 million in fiscal 2011, 2010, and 2009, respectively.

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2011 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$(12.1)	$1,049.0	$--	$--	$(12.1)	$1,049.0
Corporate bonds	(16.9)	945.2	--	--	(16.9)	945.2
Asset backed securities	--	0.5	--	--	--	0.5
Commercial mortgage-backed securities	--	17.3	--	--	--	17.3
Municipal bonds	(0.6)	35.0	--	--	(0.6)	35.0
Canadian government obligations and Canadian government agency obligations	(1.3)	227.7	--	--	(1.3)	227.7
Other securities	(3.7)	242.3	--	--	(3.7)	242.3
	$(34.6)	$2,517.0	$--	$--	$(34.6)	$2,517.0

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2010 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$ --	$ 28.0	$(0.2)	$6.5	$ (0.2)	$ 34.5
Corporate bonds	(9.0)	210.5	--	--	(9.0)	210.5
Asset backed securities	--	2.4	--	--	--	2.4
Commercial mortgage-backed securities	--	2.1	--	--	--	2.1
Municipal bonds	--	10.0	--	--	--	10.0
Other securities	(1.0)	10.6	--	--	(1.0)	10.6
	$(10.0)	$263.6	$(0.2)	$6.5	$(10.2)	$270.1

Expected maturities of available-for-sale securities at June 30, 2011 are as follows:

Maturity Dates:	
Due in one year or less	$ 3,096.2
Due after one year up to two years	3,231.2
Due after two years up to three years	1,762.0
Due after three years up to four years	3,165.5
Due after four years	5,672.6
Total available-for-sale securities	$16,927.5

In fiscal 2010, the Company concluded that it had the intent to sell certain securities for which unrealized losses of $14.4 million previously recorded in accumulated other comprehensive income on the Consolidated Balance Sheets. As such, the Company realized impairment losses of $14.4 million in other income, net on the Statements of Consolidated Earnings in fiscal 2010.

For the securities in an unrealized loss position of $34.6 million at June 30, 2011, the Company concluded that it did not have the intent to sell such securities and that it was not more likely than not that the Company would be required to sell such securities before recovery, in order to determine whether such losses were due to credit losses. The securities with unrealized losses of $34.6 million were primarily comprised of corporate bonds and U.S. Treasury and direct obligations of U.S. government agencies. The Company evaluated such securities utilizing a variety of quantitative and qualitative factors including whether the Company expects to collect all amounts due under the contractual terms of the security, information about current and past events of the issuer, and the length of time and the extent to which the fair value has been less than the cost basis. At June 30, 2011, the Company concluded that unrealized losses on available-for-sale securities held at June 30, 2011 were not credit losses and were attributable to other factors, including changes in interest rates. As a result, the Company concluded that the $34.6 million in unrealized losses on such securities should be recorded in accumulated other comprehensive income on the Consolidated Balance Sheets at June 30, 2011.

NOTE 6. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and is based upon the Company's principal or most advantageous market for a specific asset or liability.

US GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

Level 1 Fair value is determined based upon quoted prices for identical assets or liabilities that are traded in active markets.

Level 2 Fair value is determined based upon inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in markets that are not active;
- inputs other than quoted prices that are observable for the asset or liability; or
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Fair value is determined based upon inputs that are unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based upon the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

Available-for-sale securities included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Available-for-sale securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. To determine the fair value of our Level 2 investments, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. Over 99% of our Level 2 investments are valued utilizing inputs obtained from a pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source. The Company has not adjusted the prices obtained from the independent pricing service. The Company has no available-for-sale securities included in Level 3.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. In certain instances, the inputs used to measure fair value may meet the definition of more than one level of the fair value hierarchy. The significant input with the lowest level priority is used to determine the applicable level in the fair value hierarchy.

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2011. Included in the table are available-for-sale securities within corporate investments of $134.3 million and funds held for clients of $16,793.2 million. Refer to Note 5 for additional disclosure in relation to corporate investments and funds held for clients.

	Level 1	Level 2	Level 3	Total
U.S Treasury and direct obligations of U.S. government agencies	$ --	$ 6,759.1	$--	$ 6,759.1
Corporate bonds	--	6,126.6	--	6,126.6
Asset-backed securities	--	447.8	--	447.8
Commercial mortgage-backed securities	--	492.5	--	492.5
Municipal bonds	--	516.2	--	516.2
Canadian government obligations and Canadian government agency obligations	--	1,101.5	--	1,101.5
Other securities	20.1	1,463.7	--	1,483.8
Total available-for-sale securities	$20.1	$16,907.4	$--	$16,927.5

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2010. Included in the table are available-for-sale securities within corporate investments of $132.2 million and funds held for clients of $15,384.8 million.

	Level 1	Level 2	Level 3	Total
U.S Treasury and direct obligations of U.S. government agencies	$ --	$ 5,911.4	$--	$ 5,911.4
Corporate bonds	--	5,332.9	--	5,332.9
Asset-backed securities	--	968.9	--	968.9
Commercial mortgage-backed securities	--	707.4	--	707.4
Municipal bonds	--	469.5	--	469.5
Canadian government obligations and Canadian government agency obligations	--	1,032.5	--	1,032.5
Other securities	8.0	1,086.4	--	1,094.4
Total available-for-sale securities	$8.0	$15,509.0	$--	$15,517.0

NOTE 7. RECEIVABLES

Accounts receivable, net, includes the Company's trade receivables, which are recorded based upon the amount the Company expects to receive from its clients, net of an allowance for doubtful accounts. The Company's receivables also include notes receivable for the financing of the sale of computer systems, primarily from auto, truck, motorcycle, marine, recreational vehicle and heavy equipment dealers. Notes receivable are recorded based upon the amount the Company expects to receive from its clients, net of an allowance for doubtful accounts and unearned income. The allowance for doubtful accounts is the Company's best estimate of probable credit losses related to trade receivables and notes receivable based upon the aging of the receivables, historical collection data, internal assessments of credit quality and the economic conditions in the automobile industry, as well as in the economy as a whole. The Company charges off uncollectable amounts against the reserve in the period in which it determines they are uncollectable. Unearned income on notes receivable is amortized using the effective interest method.

The Company's receivables, whose carrying value approximates fair value, are as follows:

	June 30, 2011		June 30, 2010	
	Current	Long-term	Current	Long-term
Trade receivables	$1,333.2	$ --	$1,076.3	$ --
Notes receivable	90.5	146.4	110.3	155.0
Less:				
Allowance for doubtful accounts - trade receivables	(44.8)	--	(39.6)	--
Allowance for doubtful accounts - notes receivable	(5.7)	(9.4)	(9.4)	(16.1)
Unearned income-notes receivable	(8.4)	(8.3)	(9.9)	(9.5)
Total	$1,364.8	$128.7	$1,127.7	$129.4

Long-term receivables at June 30, 2011 mature as follows:

2013	$ 67.5
2014	45.4
2015	24.5
2016	9.0
2017	--
	$146.4

The Company determines the allowance for doubtful accounts related to notes receivable based upon a specific reserve for known collection issues, as well as a non-specific reserve based upon aging, both of which are based upon history of such losses and current economic conditions. Based upon our methodology, the notes receivable balances with specific and non-specific reserves and the specific and non-specific reserves associated with those balances are as follows:

	June 30, 2011			
	Notes Receivable		Reserve	
	Current	Long-term	Current	Long-term
Specific Reserve	$ 0.6	$ 0.9	$0.6	$0.9
Non-specific Reserve	89.9	145.5	5.1	8.5
Total	$90.5	$146.4	$5.7	$9.4

	June 30, 2010			
	Notes Receivable		Reserve	
	Current	Long-term	Current	Long-term
Specific Reserve	$ 3.8	$ 6.6	$3.8	$ 6.6
Non-specific Reserve	106.5	148.4	5.6	9.5
Total	$110.3	$155.0	$9.4	$16.1

The rollforward of the allowance for doubtful accounts related to notes receivable is as follows:

	Current	Long-term
Balance at June 30, 2010	$ 9.4	$16.1
Incremental provision	1.8	3.0
Recoveries	(3.7)	(6.8)
Chargeoffs	(1.8)	(2.9)
Balance at June 30, 2011	$ 5.7	$ 9.4

As of June 30, 2011 and June 30, 2010, the allowance for doubtful accounts as a percentage of notes receivable is approximately 6% and 10%, respectively.

Notes receivable aged over 30 days past due are considered delinquent. Notes receivable aged over 60 days past due and notes receivable with known collection issues are placed on non-accrual status. Interest revenue is not recognized on notes receivable while on non-accrual status. Cash payments received on non-accrual receivables is applied towards principal. When notes receivable on non-accrual status are again less than 60 days past due, recognition of interest revenue for notes receivable is resumed. At June 30, 2011, the Company had $2.2 million in notes receivable on non-accrual status, including $0.1 million of notes receivable aged over 60 days past due.

On an ongoing basis, the Company evaluates the credit quality of its financing receivables, utilizing aging of receivables, collection experience and charge-offs. In addition, the Company evaluates economic conditions in the auto industry and specific dealership matters, such as bankruptcy. As events related to a specific client dictate, the credit quality of a client is reevaluated.

The aging of the notes receivable past due at June 30, 2011 is as follows:

	Over 30 days to 60 days	Over 60 days
Notes Receivables	$1.2	$0.1

At June 30, 2011, approximately 99% of notes receivable are current. During the twelve month ended June 30, 2011, the charge-offs as a percentage of notes receivable were 1.9%.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2011 and 2010 are as follows:

June 30,	2011	2010
Property, plant and equipment:		
Land and buildings	$ 698.4	$ 700.1
Data processing equipment	791.0	731.3
Furniture, leaseholds and other	462.3	397.4
	1,951.7	1,828.8
Less: accumulated depreciation	(1,235.5)	(1,155.0)
Property, plant and equipment, net	$ 716.2	$ 673.8

Depreciation of property, plant and equipment was $146.3 million, $152.6 million, and $155.8 million for fiscal 2011, 2010 and 2009, respectively.

NOTE 9. ASSETS HELD FOR SALE

During fiscal 2009, the Company reclassified assets related to three buildings as assets held for sale on the Consolidated Balance Sheets. Such assets were previously reported in property, plant and equipment, net on the Consolidated Balance Sheets. The Company sold two of the buildings as of June 30, 2010. Additionally, during fiscal 2010, the Company reclassified assets related to one other building as assets held for sale on the Consolidated Balance Sheets. At June 30, 2010, the Company had $11.8 million classified as Assets Held for Sale on the Consolidated Balance Sheets relating to the two buildings that were subsequently sold during fiscal 2011. In fiscal 2011, the Company reclassified an additional two buildings as Assets Held for Sale that were previously reported in property, plant and equipment, net on the Consolidated Balance Sheets. These two buildings remain in Assets Held for Sale on the Consolidated Balance Sheets at June 30, 2011 for $9.1 million.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal year ended June 30, 2011 and 2010 are as follows:

	Employer Services	PEO Services	Dealer Services	Total
Balance as of June 30, 2009	$1,567.0	$4.8	$ 803.7	$2,375.5
Additions and other adjustments, net	80.6	--	1.4	82.0
Adjustments for discontinued operations	--	--	(15.0)	(15.0)
Currency translation adjustments	(36.3)	--	(22.9)	(59.2)
Balance as of June 30, 2010	$1,611.3	$4.8	$ 767.2	$2,383.3
Additions and other adjustments, net	251.3	--	332.9	584.2
Currency translation adjustments	72.4	--	33.7	106.1
Balance as of June 30, 2011	$1,935.0	$4.8	$1,133.8	$3,073.6

In fiscal 2011, 2010 and 2009, the Company performed the required annual impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

June 30,	2011	2010
Intangibles:		
Software and software licenses	$ 1,322.4	$ 1,160.0
Customer contracts and lists	821.0	640.3
Other intangibles	238.3	209.5
	2,381.7	2,009.8
Less accumulated amortization:		
Software and software licenses	(1,062.1)	(946.0)
Customer contracts and lists	(443.7)	(375.6)
Other intangibles	(160.2)	(145.8)
	(1,666.0)	(1,467.4)
Intangible assets, net	$ 715.7	$ 542.4

Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 8 years (4 years for software and software licenses, 11 years for customer contracts and lists, and 8 years for other intangibles). Amortization of intangible assets was $171.9 million, 156.6 million, and $151.9 million for fiscal 2011, 2010, and 2009, respectively.

Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

	Amount
Twelve months ending June 30, 2012	$169.4
Twelve months ending June 30, 2013	$127.8
Twelve months ending June 30, 2014	$ 95.2
Twelve months ending June 30, 2015	$ 69.5
Twelve months ending June 30, 2016	$ 53.2

The Company has not incurred significant costs to renew or extend the term of acquired intangible assets during fiscal 2011.

NOTE 11. SHORT-TERM FINANCING

In June 2011, the Company entered into a $2.0 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced our prior $2.5 billion 364-day facility. In addition, the Company entered into a four-year $3.25 billion credit facility maturing in June 2015 that contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The four-year facility replaced our prior $2.25 billion five-year facility, which expired in June 2011. The Company also has an existing $1.5 billion three-year credit facility that matures in June 2013 that also contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to committed borrowings is tied to LIBOR, the federal funds effective rate or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2011 under the credit agreements.

The Company's U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.25 billion in aggregate maturity value of commercial paper. In August 2011, the Company increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.75 billion in aggregate maturity value. The Company's commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2011 and 2010, the Company had no commercial paper outstanding. In both fiscal 2011 and 2010, the Company's average borrowings were $1.6 billion, at weighted average interest rates of 0.2%. The weighted average maturity of the Company's commercial paper in fiscal 2011 and 2010 was less than two days for both fiscal years.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements. These agreements are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. The Company has $2.0 billion available to it on a committed basis under these reverse repurchase agreements. At June 30, 2011 and 2010, there were no outstanding obligations under reverse repurchase agreements. In fiscal 2011 and 2010, the Company had average outstanding balances under reverse repurchase agreements of $505.2 million and $425.0 million, respectively, at weighted average interest rates of 0.4% and 0.2%, respectively.

2011 Annual Report

NOTE 12. DEBT

Components of long-term debt are as follows:

June 30,	2011	2010
Industrial revenue bonds (with variable interest rates from 0.4% to 1.1%)	$21.6	$25.4
Secured financing	15.4	17.2
	37.0	42.6
Less: current portion	(2.8)	(2.8)
	$34.2	$39.8

During fiscal 2008, the Company entered into a secured financing agreement, whereby the Company borrowed $21.1 million from a third party in exchange for a security interest in a single client's unbilled accounts receivable, which is billable over a ten-year period. The Company will continue to collect amounts due from the client as they are billed. The security interest in the receivables retained by the third party is without recourse against the Company in the event that the client does not make the appropriate payments to the Company. As of June 30, 2011, the Company has recorded approximately

$2.8 million within accrued expenses and other current liabilities and approximately $12.6 million within long-term debt on the Company's Consolidated Balance Sheets related to the secured financing arrangement.

The fair value of the industrial revenue bonds and other debt, included above, approximates carrying value.

Long-term debt repayments at June 30, 2011 are due as follows:

2013	$17.1
2014	1.8
2015	1.8
2016	1.8
2017	1.8
Thereafter	9.9
	$34.2

Cash payments relating to interest on long-term debt and the short-term financing arrangements described in Note 11 were approximately $8.8 million, $8.9 million, and $40.1 million in fiscal 2011, 2010 and 2009, respectively.

NOTE 13. FOREIGN CURRENCY RISK MANAGEMENT PROGRAMS

The Company is exposed to market risk from changes in foreign currency exchange rates that could impact its consolidated results of operations, financial position or cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes.

During fiscal 2010, the Company was exposed to foreign exchange fluctuations on U.S. Dollar denominated short-term intercompany amounts payable by a Canadian subsidiary to a U.S. subsidiary of the Company in the amount of $178.6 million U.S. Dollars. In order to manage the exposure related to the foreign exchange fluctuations between the Canadian Dollar and the U.S. Dollar, the Canadian subsidiary entered into a foreign exchange forward contract, which obligated the Canadian subsidiary to buy $178.6 million U.S. dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009. Upon settlement of such contract on December 1, 2009, an additional foreign exchange forward contract was entered into that obligated the Canadian subsidiary to buy $29.4 million U.S. Dollars at a rate of 1.06 Canadian dollars to each U.S. Dollar on February 26, 2010. The net loss on the foreign exchange forward contracts of $15.8 million for the twelve months ended June 30, 2010 was recognized in earnings in fiscal 2010 and substantially offset the foreign currency mark-to-market gains and losses on the related short-term intercompany amounts payable. The short-term intercompany amounts payable were fully paid by the Canadian subsidiary to the U.S. subsidiary by February 2010.

There were no derivative financial instruments outstanding at June 30, 2011, 2010, or 2009.

NOTE 14. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of grant. Stock-based compensation consists of the following:

- **Stock Options.** Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are issued under a grade vesting schedule. Options granted prior to July 1, 2008 generally vest ratably over five years and have a term of 10 years. Options granted after July 1, 2008 generally vest ratably over four years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

- **Employee Stock Purchase Plan.**

    - Prior to January 1, 2009, the Company offered an employee stock purchase plan that allowed eligible employees to purchase shares of common stock at a price equal to 85% of the market value for the common stock at the date the purchase price for the offering was determined. No further compensation expense related to this stock purchase plan was recorded after completion of the vesting period of the final offering under such plan on December 31, 2009.

    - Subsequent to June 30, 2009, the Company offers an employee stock purchase plan that allows eligible employees to purchase shares of common stock at a price equal to 95% of the market value for the Company's common stock on the last day of the offering period. This plan has been deemed non-compensatory and therefore, no compensation expense has been recorded.

- **Restricted Stock.**

    - **Time-Based Restricted Stock.** The Company has issued time-based restricted stock to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock based on market prices on the date of grant on a straight-line basis over the period in which the transfer restrictions exist, which is up to five years from the date of grant.

    - **Performance-Based Restricted Stock.** The performance-based restricted stock program has a one-year performance period, and a subsequent six-month service period. Under this program, the Company communicates "target awards" to employees at the beginning of the performance period and, as such, dividends are not paid in respect of the "target awards" during the performance period. After the performance period, if the performance targets are achieved, associates are eligible to receive dividends on shares awarded under the program. The performance target is based on earnings per share growth over the performance period, with possible payouts ranging from 0% to 150% of the "target awards." Stock-based compensation expense is measured based upon the fair value of the award on the grant date. Compensation expense is recognized on a straight-line basis over the vesting period of approximately 18 months, based upon the probability that the performance target will be met.

The Company currently utilizes treasury stock to satisfy stock option exercises, issuances under the Company's employee stock purchase plan and restricted stock awards. Stock-based compensation expense of $76.3 million, $67.6 million, and $96.0 million was recognized in earnings from continuing operations in fiscal 2011, 2010, and 2009, respectively, as well as related tax benefits of $28.2 million, $22.3 million, and $27.6 million, respectively.

Years ended June 30,	2011	2010	2009
Operating expenses	$13.1	$11.7	$20.6
Selling, general and administrative expenses	51.8	45.9	60.4
System development and programming costs	11.4	10.0	15.0
Total pretax stock-based compensation expense	$76.3	$67.6	$96.0

As of June 30, 2011, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock awards amounted to $9.6 million and $42.8 million, respectively, which will be amortized over the weighted average remaining requisite service period of 1.5 years and 1.1 years, respectively.

In fiscal 2011, the following activity occurred under our existing plans:

Stock Options:

Year ended June 30, 2011	Number of Options (in thousands)	Weighted Average Price (in dollars)
Options outstanding, beginning of year	35,000	$41
Options granted	1,398	$38
Options exercised	(11,403)	$41
Options cancelled	(3,281)	$53
Options outstanding, end of year	21,714	$40
Options exercisable, end of year	17,823	$39
Shares available for future grants, end of year	30,153	
Shares reserved for issuance under stock option plans, end of year	51,867	

Performance-Based Restricted Stock:

Year ended June 30,	Number of Shares (in thousands) 2011
Restricted shares outstanding, beginning of year	1,112
Restricted shares granted	1,388
Restricted shares vested	(1,077)
Restricted shares forfeited	(72)
Restricted shares outstanding, end of year	1,351

Time-Based Restricted Stock:

Year ended June 30,	Number of Shares (in thousands) 2011
Restricted shares outstanding, beginning of year	475
Restricted shares granted	89
Restricted shares vested	(45)
Restricted shares forfeited	(26)
Restricted shares outstanding, end of year	493

The aggregate intrinsic value of stock options outstanding and exercisable as of June 30, 2011 was $284.1 million and $237.7 million, respectively. The aggregate intrinsic value for stock options exercised in fiscal 2011, 2010 and 2009 was $95.7 million, $29.1 million and $19.7 million, respectively.

Summarized information about stock options outstanding as of June 30, 2011 is as follows:

	Outstanding			Exercisable		
Exercise Price Range	Number of Options (in thousands)	Remaining Life (in years)	Weighted Average Price (in dollars)	Number of Options (in thousands)	Remaining Life (in years)	Weighted Average Price (in dollars)
Under $25	298	1.7	$17	73	1.4	$17
$25 to $35	1,587	1.5	$31	1,531	1.3	$31
$35 to $45	17,790	3.8	$40	15,020	3.4	$40
$45 to $55	2,039	3.8	$47	1,199	1.3	$46
	21,714	3.6	$40	17,823	3.0	$39

In fiscal 2010, the Company issued 1.4 million shares in connection with the final compensatory employee stock purchase plan offering that vested on December 31, 2009.

The fair value of each stock option issued prior to January 1, 2005 was estimated on the date of grant using a Black-Scholes option pricing model. For stock options issued on or after January 1, 2005, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The fair value for stock options granted was estimated at the date of grant using the following assumptions:

Years ended June 30,	2011	2010	2009
Risk-free interest rate	1.4% - 2.4%	2.3% - 2.6%	1.8% - 3.1%
Dividend yield	2.9% - 3.3%	3.2% - 3.4%	2.6% - 3.5%
Weighted average volatility factor	24.5% - 24.9%	25.9% - 30.4%	25.3% - 31.3%
Weighted average expected life (in years)	5.1 - 5.2	5.0 - 5.1	5.0
Fair value	$7.59	$7.05	$7.54

The weighted average fair values of restricted stock plan issuances were as follows:

Year ended June 30,	2011
Performance-based restricted stock	$40.20
Time-based restricted stock	$44.58

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate varies from year-to-year based on the ten-year U.S. Treasury rate. Employees are fully vested upon completion of three years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officers Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

The Company is required to (a) recognize in its statement of financial position an asset for a plan's net overfunded status or a liability for a plan's net underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in accumulated other comprehensive income (loss).

The Company's pension plans funded status as of June 30, 2011 and 2010 is as follows:

June 30,	2011	2010
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 981.7	$ 787.0
Actual return on plan assets	208.1	117.6
Employer contributions	158.1	112.3
Benefits paid	(34.6)	(35.2)
Fair value of plan assets at end of year	$1,313.3	$ 981.7
Change in benefit obligation:		
Benefit obligation at beginning of year	$1,087.9	$ 894.9
Service cost	52.5	47.6
Interest cost	56.6	59.1
Actuarial (gains)/losses	(5.4)	128.8
Currency translation adjustments	14.5	(7.3)
Benefits paid	(34.6)	(35.2)
Acquisitions	7.3	--
Projected benefit obligation at end of year	$1,178.8	$1,087.9
Funded status - plan assets less benefit obligations	$ 134.5	$ (106.2)

The amounts recognized on the Consolidated Balance Sheets as of June 30, 2011 and 2010 consisted of:

June 30,	2011	2010
Noncurrent assets	$231.5	$ --
Current liabilities	(4.5)	(3.9)
Noncurrent liabilities	(92.5)	(102.3)
Net amount recognized	$134.5	$(106.2)

The accumulated benefit obligation for all defined benefit pension plans was $1,167.4 million and $1,078.5 million at June 30, 2011 and 2010, respectively.

The Company's pension plans with accumulated benefit obligations in excess of plan assets as of June 30, 2011 and 2010 had the following projected benefit obligation, accumulated benefit obligation and fair value of plan assets:

June 30,	2011	2010
Projected benefit obligation	$150.7	$1,054.4
Accumulated benefit obligation	$143.2	$1,048.3
Fair value of plan assets	$ 55.6	$ 951.0

The components of net pension costs were as follows:

Years ended June 30,	2011	2010	2009
Service cost - benefits earned during the period	$ 52.5	$ 47.6	$ 46.2
Interest cost on projected benefits	56.6	59.1	56.7
Expected return on plan assets	(88.5)	(76.5)	(70.3)
Amortization of losses	20.1	4.5	1.2
	$ 40.7	$ 34.7	$ 33.8

The net actuarial loss, prior service cost and transition obligation for the defined benefit pension plans that are included in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are $276.0 million, $1.0 million and $7.8 million, respectively, at June 30, 2011. The estimated net actuarial loss, prior service cost, and transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are $13.7 million, $0.2 million, and $1.1 million, respectively, at June 30, 2011.

Assumptions used to determine the actuarial present value of benefit obligations were:

Years ended June 30,	2011	2010
Discount rate	5.40%	5.25%
Increase in compensation levels	4.00%	5.50%

Assumptions used to determine the net pension expense generally were:

Years ended June 30,	2011	2010	2009
Discount rate	5.25%	6.80%	6.95%
Expected long-term rate of return on assets	7.25%	7.25%	7.25%
Increase in compensation levels	5.50%	5.50%	5.50%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The expected long-term rate of return on assets is determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' asset allocations at June 30, 2011 and 2010 by asset category were as follows:

	2011	2010
United States Fixed Income Securities	38%	37%
United States Equity Securities	41%	42%
International Securities	21%	21%
Total	100%	100%

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities, including large capitalization and small capitalization U.S. equities, international equities, U.S. fixed income securities and cash.

The target asset allocation ranges are generally as follows:

United States Fixed Income Securities	35% – 45%
United States Equity Securities	37% – 50%
International Equity Securities	12% – 20%

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued utilizing inputs obtained from an independent pricing service, which are reviewed by the Company for reasonableness. To determine the fair value of our Level 2 plan assets, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. The Plan has no Level 3 investments at June 30, 2011.

The following table presents the investments of the pension plans measured at fair value at June 30, 2011:

	Level 1	Level 2	Level 3	Total
Comingled trusts	$ --	$ 529.7	$ --	$ 529.7
U.S. Government securities	--	207.4	--	207.4
Mutual funds	283.4	--	--	283.4
Corporate and municipal bonds	--	237.7	--	237.7
Mortgage-backed security bonds	--	33.1	--	33.1
Total pension assets	$ 283.4	$1,007.9	$ --	$1,291.3

In addition to the investments in the above table, the pension plans also held cash and cash equivalents of $22.0 million as of June 30, 2011.

The following table presents the investments of the pension plans measured at fair value at June 30, 2010:

	Level 1	Level 2	Level 3	Total
Comingled trusts	$ --	$ 357.1	$--	$357.1
U.S. Government securities	--	191.3	--	191.3
Mutual funds	252.1	--	--	252.1
Corporate and municipal bonds	--	160.1	--	160.1
Mortgage-backed security bonds	--	0.7	--	0.7
Total pension assets	$ 252.1	$ 709.2	$--	$961.3

In addition to the investments in the above table, the pension funds also held cash and cash equivalents of $20.4 million as of June 30, 2010.

Contributions

During fiscal 2011, the Company contributed $158.1 million to the pension plans. In July 2011 the Company contributed $75.0 million to the pension plans and expects to contribute an additional $8.6 million to the pension plans during its fiscal year ended June 30, 2012 ("fiscal 2012").

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2012 to 2016 are $49.8 million, $55.3 million, $61.1 million, $69.0 million and $76.9 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2017 to 2021 are $543.9 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligations at June 30, 2011 and includes estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 35% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $57.5 million, $55.8 million, and $52.1 million for the calendar years ended December 31, 2011, 2010, and 2009, respectively.

NOTE 15. INCOME TAXES

Earnings (loss) from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years ended June 30,	2011	2010	2009
Earnings (loss) from continuing operations before income taxes:			
United States	$1,675.1	$1,638.0	$1,908.6
Foreign	257.6	225.2	(8.5)
	$1,932.7	$1,863.2	$1,900.1

The provision (benefit) for income taxes consists of the following components:

Years ended June 30,	2011	2010	2009
Current:			
Federal	$449.3	$401.3	$ 708.9
Foreign	96.9	104.4	(121.2)
State	24.7	54.1	35.2
Total current	570.9	559.8	622.9
Deferred:			
Federal	95.7	106.8	(63.3)
Foreign	(1.8)	(15.1)	26.2
State	13.7	4.4	(10.8)
Total deferred	107.6	96.1	(47.9)
Total provision for income taxes	$678.5	$655.9	$ 575.0

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years ended June 30,	2011	%	2010	%	2009	%
Provision for taxes at U.S. statutory rate	$676.5	35.0	$652.1	35.0	$ 665.0	35.0
Increase (decrease) in provision from:						
State taxes, net of federal tax	29.2	1.5	34.5	1.9	37.8	2.0
Tax on repatriated earnings and foreign income	30.3	1.6	15.1	0.8	43.0	2.2
Utilization of foreign tax credits	(26.0)	(1.3)	(14.9)	(0.8)	(46.6)	(2.4)
Tax settlements	--	--	--	--	(120.0)	(6.3)
Resolution of tax matters	--	--	(12.2)	(0.7)	(2.8)	(0.1)
Section 199 - Qualified Production Activities	(18.2)	(1.0)	(11.8)	(0.6)	(6.9)	(0.4)
Other	(13.3)	(0.7)	(6.9)	(0.4)	5.5	0.3
	$678.5	35.1	$655.9	35.2	$ 575.0	30.3

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

Years ended June 30,	2011	2010
Deferred tax assets:		
Accrued expenses not currently deductible	$205.8	$227.4
Stock-based compensation expense	95.7	100.9
Net operating losses	111.4	80.8
Other	10.8	3.0
	423.7	412.1
Less: valuation allowances	(62.7)	(61.9)
Deferred tax assets, net	$361.0	$350.2
Deferred tax liabilities:		
Prepaid retirement benefits	$ 97.7	$ 19.4
Deferred revenue	62.3	80.8
Fixed and intangible assets	298.9	176.3
Prepaid expenses	61.3	46.9
Unrealized investment gains, net	194.3	249.0
Tax on unrepatriated earnings	20.0	12.3
Other	0.4	--
Deferred tax liabilities	$734.9	$584.7
Net deferred tax liabilities	$373.9	$234.5

There are $35.2 million and $35.4 million of current deferred tax assets included in other current assets on the Consolidated Balance Sheets at June 30, 2011 and 2010, respectively. There are $62.3 million and $84.5 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2011 and 2010, respectively. There are $97.9 million, and $48.1 million of current deferred tax liabilities included in accrued expenses and other current liabilities on the Consolidated Balance Sheets at June 30, 2011 and 2010, respectively.

Income taxes have not been provided on undistributed earnings of certain foreign subsidiaries in an aggregate amount of approximately $1,016.7 million as of June 30, 2011, as the Company considers such earnings to be permanently reinvested outside of the United States. The additional U.S. income tax that would arise on repatriation of the remaining undistributed earnings could be offset, in part, by foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income tax that might be payable.

The Company has estimated foreign net operating loss carry-forwards of approximately $123.0 million as of June 30, 2011, of which $30.9 million expires through 2031 and $92.1 million has an indefinite utilization period. As of June 30, 2011, the Company has approximately $95.7 million of federal net operating loss carry-forwards from acquired companies. The net operating loss has an annual utilization limitation pursuant to section 382 of the Internal Revenue Code and expires through 2026.

The Company has state net operating loss carry-forwards of approximately $259.8 million as of June 30, 2011, which expire through 2030.

The Company has recorded valuation allowances of $62.7 million and $61.9 million at June 30, 2011 and 2010, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized.

Income tax payments were approximately $628.7 million, $693.4 million, and $719.1 million for fiscal 2011, 2010, and 2009, respectively.

As of June 30, 2011, 2010 and 2009 the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $105.7 million, $107.2 million and $92.8 million respectively. The amount that, if recognized, would impact the effective tax rate is $56.3 million, $52.8 million and $42.0 million respectively. The remainder, if recognized, would principally affect deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Unrecognized tax benefits at beginning of year	$107.2	$ 92.8	$ 404.2
Additions for tax positions	9.7	13.3	19.0
Reductions for tax positions	(2.4)	(2.1)	(6.4)
Additions for tax positions of prior periods	17.3	29.6	111.4
Reductions for tax positions of prior periods	(23.3)	(1.0)	(207.7)
Settlements with tax authorities	(4.5)	(5.0)	(216.9)
Expiration of the statute of limitations	(0.4)	(20.3)	(3.5)
Impact of foreign exchange rate fluctuations	2.1	(0.1)	(7.3)
Unrecognized tax benefits at end of year	$105.7	$107.2	$ 92.8

Interest expense and penalties associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Consolidated Earnings. During the fiscal years ended June 30, 2011, 2010, and 2009, the Company recorded interest expense of $1.7 million, $4.0 million, and $15.5 million, respectively. Penalties incurred during fiscal years ended June 30, 2011, 2010, and 2009 were not material. At June 30, 2011, the Company had accrued interest of $15.4 million recorded on the Consolidated Balance Sheets, of which $0.4 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2010, the Company had accrued interest of $15.3 million recorded on the Consolidated Balance Sheets, of which $0.2 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2011, the Company had accrued penalties of $3.4 million recorded on the Consolidated Balance Sheets, of which $0.1 was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2010, the Company had accrued penalties of $1.1 million recorded on the Consolidated Balance Sheets, all of which was recorded within other liabilities.

The Company is routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations. The tax years currently under examination vary by jurisdiction. Examinations in progress in which the Company has significant business operations are as follows:

Taxing Jurisdiction	Fiscal Years under Examination
U.S. (IRS)	2009 – 2011
California	2006 – 2008
Illinois	2004 – 2005
New Jersey	2002 – 2008
France	2008 – 2009

Canada completed its joint audit with the Province of Ontario for the fiscal years ended June 30, 2005 through June 30, 2007 which did not have a material impact to the consolidated financial statements of the Company.

The Company regularly considers the likelihood of assessments resulting from examinations in each of the jurisdictions. The resolution of tax matters is not expected to have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

In January 2010, the Company reached an agreement with the IRS regarding all outstanding tax audit issues in dispute for the tax years 2007 and 2008, which did not have a material impact to the consolidated financial statements of the Company.

In June 2009, the Company reached an agreement with the IRS regarding all outstanding tax audit issues with the IRS in dispute for the tax years 1998 through 2006. As a result, the Company owed the IRS and other tax jurisdictions $217.5 million, which was satisfied by applying $113.2 million of funds on deposit and making cash payments of $103.0 million in fiscal 2010. The impact of this agreement was offset by a receivable of $168.1 million from the IRS and other tax jurisdictions, of which $152.3 million was received in fiscal 2010. The remaining balances are expected to be settled in fiscal 2012. In fiscal 2009, the Company had previously recorded a liability for unrecognized tax benefits of $317.6 million and recorded a benefit to the provision for income taxes of $99.7 million. Additionally, in fiscal 2009, the Company included a cumulative adjustment between domestic and foreign earnings as a result of the audit settlement described above and a related agreement with a foreign tax authority, and as a result, included a foreign tax benefit of $119.7 million in its income tax provision.

In April 2009, the Company settled a state tax matter, for which the Company had previously recorded a liability for unrecognized tax benefits of $14.2 million and a related deferred tax asset of $5.1 million. Accordingly, the Company recorded a reduction in the provision for income taxes of $9.2 million during the fourth quarter of fiscal 2009 related to the reversal of the liability for unrecognized tax benefits and the related deferred tax asset. In addition, the Company received a tax credit of $11.1 million related to the same matter, which further reduced the provision for income taxes during the fourth quarter of fiscal 2009.

NOTE 16. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $159.2 million, $175.4 million, and $194.2 million in fiscal 2011, 2010, and 2009, respectively, with minimum commitments at June 30, 2011 as follows:

Years ending June 30,

2012	$131.0
2013	106.7
2014	80.6
2015	61.7
2016	29.2
Thereafter	31.3
	$440.5

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2011, the Company has purchase commitments of approximately $520.8 million relating to software and equipment purchases and maintenance contracts, of which $194.6 million relates to the fiscal year ending June 30, 2012, $143.3 million relates to the fiscal year ending June 30, 2013 and the remaining $182.9 million relates to fiscal years ending June 30, 2014 through fiscal 2016.

In September 2010, a purported class action lawsuit was filed against the Company in the Superior Court of the State of California, County of Los Angeles. The lawsuit was subsequently removed to the United States District Court, Central District of California, Western Division. The complaint alleges that the Company unlawfully handled certain client calls and seeks statutory damages. The services at issue were performed by an independent third-party vendor, and the Company believes that it has the contractual right to full indemnification from this vendor for any potential losses it might incur with respect to the matter. In April 2011, the Company and the third-party vendor entered into a class action settlement agreement with the plaintiff to settle the matter subject to court approval. As part of the settlement, the Company was to be dismissed from the action, and the third-party vendor will pay all settlement amounts. The third-party vendor is also paying all of the Company's legal fees and costs associated with the defense of the matter. The Company was dismissed from the action on May 2, 2011. On July 20, 2011 the court granted preliminary approval to the class action settlement and provisionally certified the settlement class. A hearing on final approval is scheduled for November 28, 2011.

On July 18, 2011, athenahealth, Inc. filed a complaint against ADP AdvancedMD, Inc., a subsidiary of the Company. The complaint alleges that ADP AdvancedMD's activities in providing medical practice management and billing and revenue management software and associated services to physicians and medical practice managers infringe two patents owned by athenahealth, Inc. The complaint seeks monetary damages, injunctive relief, and costs. The Company is currently investigating the merits of the claims and intends to vigorously defend itself.

In June of 2011, the Company received a Commissioner's Charge from the U.S. Equal Employment Opportunity Commission ("EEOC") alleging that the Company has violated Title VII of the Civil Rights Act of 1964 by refusing to recruit, hire, transfer and promote certain persons on the basis of their race, in the State of Illinois from at least the period of January 1, 2007 to the present. The Company is investigating the allegations set forth in the Commissioner's Charge and intends to cooperate with the EEOC's investigation.

The Company is subject to various claims and litigation in the normal course of business. When a loss is considered probable and reasonably estimable, the Company records a liability in the amount of its best estimate for the ultimate loss. At this time the Company is unable to estimate any possible loss, or range of possible loss, with respect to the matters described above. This is primarily because these matters are still in early stages and involve complex issues subject to inherent uncertainty. There can be no assurance that these matters will be resolved in a manner that is not adverse to the Company.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 17. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in stockholders' equity. Other comprehensive income (loss) was $157.6 million, $53.5 million, and $(120.2) million in fiscal 2011, 2010, and 2009, respectively. The accumulated balances reported in accumulated other comprehensive income on the Consolidated Balance Sheets for each component of other comprehensive income (loss) are as follows:

June 30,	2011	2010	2009
Currency translation adjustments	$ 183.1	$ 16.4	$ 92.5
Unrealized net gain on available-for-sale securities, net of tax	369.8	457.8	282.4
Pension liability adjustment, net of tax	(185.8)	(264.7)	(218.9)
Accumulated other comprehensive income	$ 367.1	$ 209.5	$ 156.0

NOTE 18. FINANCIAL DATA BY SEGMENT AND GEOGRAPHIC AREA

Based upon similar economic characteristics and operational characteristics, the Company's strategic business units have been aggregated into the following three reportable segments: Employer Services, PEO Services and Dealer Services. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses, results of operations of ADP Indemnity and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2010 and 2009 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2011 budgeted foreign exchange rates. In addition, there is a reconciling item for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. The reportable segments' results also include an internal cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are reconciling items to our reportable segments' revenues and/or earnings from continuing operations before income taxes and results in the elimination of these adjustments/charges in consolidation. Reportable segments' assets include funds held for clients, but exclude corporate cash, corporate marketable securities and goodwill.

					Reconciling Items			
	Employer Services	PEO Services	Dealer Services	Other	Foreign Exchange	Client Fund Interest	Cost of Capital Charge	Total
Year ended June 30, 2011								
Revenues from continuing operations	$ 6,861.7	$ 1,543.9	$ 1,494.4	$ 12.9	$ 179.5	$ (212.9)	$ --	$ 9,879.5
Earnings from continuing operations before income taxes	1,831.5	137.4	234.4	(191.1)	20.2	(212.9)	113.2	1,932.7
Assets from continuing operations	27,069.0	262.1	677.4	6,229.8	--	--	--	34,238.3
Capital expenditures for continuing operations	51.3	1.2	34.4	97.9	--	--	--	184.8
Depreciation and amortization	210.8	1.1	99.3	120.2	--	--	(113.2)	318.2(a)
Year ended June 30, 2010								
Revenues from continuing operations	$ 6,376.7	$ 1,316.8	$ 1,205.9	$ 18.4	$ 146.6	$ (136.7)	$ --	$ 8,927.7
Earnings from continuing operations before income taxes	1,720.6	127.3	201.5	(173.1)	17.8	(136.7)	105.8	1,863.2
Assets from continuing operations	20,560.5	160.8	517.7	5,623.2	--	--	--	26,862.2
Capital expenditures for continuing operations	42.5	0.3	24.0	23.4	--	--	--	90.2
Depreciation and amortization	217.7	1.3	82.4	113.6	--	--	(105.8)	309.2(a)
Year ended June 30, 2009								
Revenues from continuing operations	$ 6,378.6	$ 1,185.8	$ 1,242.1	$ 19.5	$ 78.7	$ (66.3)	$ --	$ 8,838.4
Earnings from continuing operations before income taxes	1,755.4	117.6	215.2	(233.2)	6.5	(66.3)	104.9	1,900.1
Assets from continuing operations	18,318.2	104.0	591.4	6,338.1	--	--	--	25,351.7
Capital expenditures for continuing operations	47.4	0.2	27.0	93.0	--	--	--	167.6
Depreciation and amortization	213.9	1.3	82.5	114.9	--	--	(104.9)	307.7(a)

(a) Includes $64.8 million, $70.6 million, and $70.3 million for the years ended June 30, 2011, 2010 and 2009, respectively, of depreciation and amortization that does not relate to our services and products.

Revenues and assets from continuing operations by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2011					
Revenues from continuing operations	$ 7,930.3	$1,190.6	$ 428.2	$330.4	$ 9,879.5
Assets from continuing operations	$29,294.8	$2,027.6	$2,497.6	$418.3	$34,238.3
Year ended June 30, 2010					
Revenues from continuing operations	$ 7,195.0	$1,089.8	$ 383.4	$259.5	$ 8,927.7
Assets from continuing operations	$22,401.1	$1,576.8	$2,558.5	$325.8	$26,862.2
Year ended June 30, 2009					
Revenues from continuing operations	$ 7,222.8	$1,051.6	$ 343.4	$220.6	$ 8,838.4
Assets from continuing operations	$21,577.8	$1,621.8	$1,851.8	$300.3	$25,351.7

NOTE 19. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of our continuing operations for the two fiscal years ended June 30, 2011 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2011				
Revenues	$2,229.4	$2,405.7	$2,737.3	$2,507.1
Costs of revenues	$1,311.9	$1,380.3	$1,520.6	$1,518.7
Gross profit	$ 917.5	$1,025.4	$1,216.7	$ 988.4
Net earnings from continuing operations	$ 278.5	$ 310.1	$ 423.8	$ 241.8
Basic earnings per share from continuing operations	$ 0.57	$ 0.63	$ 0.85	$ 0.49
Diluted earnings per share from continuing operations	$ 0.56	$ 0.62	$ 0.85	$ 0.48
Year ended June 30, 2010				
Revenues	$2,096.1	$2,198.0	$2,443.2	$2,190.3
Costs of revenues	$1,189.5	$1,227.2	$1,330.7	$1,282.2
Gross profit	$ 906.6	$ 970.8	$1,112.5	$ 908.1
Net earnings from continuing operations	$ 282.9	$ 315.0	$ 401.6	$ 207.6
Basic earnings per share from continuing operations	$ 0.56	$ 0.63	$ 0.80	$ 0.42
Diluted earnings per share from continuing operations	$ 0.56	$ 0.62	$ 0.79	$ 0.42

NOTE 20. SUBSEQUENT EVENT (UNAUDITED)

With the exception of those listed in Notes 11, 14, and 16 there are no further subsequent events for disclosure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided under the caption "Quantitative and Qualitative Disclosures About Market Risk" under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2011 and 2010, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a) 2. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 24, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are certifications of ADP's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section should be read in conjunction with the report of Deloitte & Touche LLP that appears on page 88 of this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation (the "evaluation"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2011 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2011 based upon criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2011.

Management has excluded Cobalt from our assessment of internal control over financial reporting as of June 30, 2011, because we acquired Cobalt in August 2010. Cobalt is a wholly owned subsidiary of ADP, whose total assets, total revenues, and operating income before taxes represent approximately 1.4 percent, 2.5 percent, and 1.0 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2011.

Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of ADP included in this Annual Report on Form 10-K, has issued an attestation report on the operating effectiveness of ADP's internal control over financial reporting. The Deloitte & Touche LLP attestation report is set forth below.

/s/ Gary C. Butler
Gary C. Butler
Chief Executive Officer

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

Roseland, New Jersey
August 24, 2011

Changes in Internal Control over Financial Reporting

There were no changes in ADP's internal control over financial reporting that occurred during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, ADP's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the internal control over financial reporting of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Cobalt, which was acquired in August 2010 and whose financial statements constitute 1.4 % of total assets, 2.5 % of total revenues, and 1.0 % of operating income before taxes of the consolidated financial statement amounts as of and for the year ended June 30, 2011. Accordingly, our audit did not include the internal control over financial reporting at Cobalt. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2011 of the Company and our report dated August 24, 2011, expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 24, 2011

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers

The executive officers of the Company, their ages, positions and the period during which they have been employed by ADP are as follows:

Name	Age	Position	Employed by ADP Since
Steven J. Anenen	58	*President, Dealer Services*	1975
Michael A. Bonarti	46	*Vice President, General Counsel and Secretary*	1997
Gary C. Butler	64	*Chief Executive Officer*	1975
Michael L. Capone	44	*Vice President and Chief Information Officer*	1988
Michael C. Eberhard	49	*Vice President and Treasurer*	1998
Edward B. Flynn, III	51	*Vice President, Employer Services – Sales*	1988
Regina R. Lee	54	*President, Employer Services – National Account Services, Major Account Services, Benefits Services, Canada, and GlobalView*	1982
Anish Rajparia	40	*President, Employer Services – Small Business Services, TotalSource, and Retirement Services*	2002
Christopher R. Reidy	54	*Chief Financial Officer*	2006
Carlos A. Rodriguez	47	*President and Chief Operating Officer*	1999
Alan Sheiness	53	*Corporate Controller and Principal Accounting Officer*	1984
Jan Siegmund	47	*President, Added Value Services and Chief Strategy Officer*	1999

Messrs. Anenen and Butler have each been employed by ADP in senior executive positions for more than the past five years.

Michael A. Bonarti joined ADP in 1997. Prior to his promotion to Vice President, General Counsel and Secretary in June 2010, he served as Staff Vice President and Associate General Counsel from November 2007 to June 2010, as Associate General Counsel from January 2007 to November 2007 and as Assistant General Counsel from 2002 to January 2007.

Michael L. Capone joined ADP in 1988. Prior to his promotion to Vice President and Chief Information Officer in 2008, he served as Senior Vice President and General Manager of GlobalView from 2005 to 2008, and as Vice President, Corporate Information Systems from 1999 to 2005.

Michael C. Eberhard joined ADP in 1998. Prior to his promotion to Vice President and Treasurer in 2009, he served as Staff Vice President and Assistant Treasurer from 2007 to 2009 and as Vice President, Corporate Treasury from 2004 to 2007.

Edward B. Flynn, III joined ADP in 1988. Prior to his promotion to Vice President, Employer Services – Sales in 2009, he served as President, Employer Services – International from 2008 to 2009 and as Senior Vice President of Sales for Employer Services, International, from 2004 to 2008.

Regina R. Lee joined ADP in 1982. Prior to her promotion to President – National Account Services, Major Account Services, Benefits Services, Canada, and GlobalView in 2011, she served as President, Employer Services – Small Business Services and Major Account Services in 2010, as President, Employer Services – National Account Services and Employer Services – International from 2008 to 2010, as President, National Account Services, Employer Services from 2005 to 2008, and as President, Small Business Services, Employer Services from 2004 to 2005.

Anish Rajparia joined ADP in 2002. Prior to his promotion to President, Employer Services – Small Business Services, TotalSource, and Retirement Services in 2011, he served as President, Employer Services – International from 2009 to 2010, as President, Employer Services – Europe from 2006 to 2009, and as General Manager, Retirement Services, from 2004 to 2006.

Christopher R. Reidy joined ADP in 2006 as Vice President and Chief Financial Officer. Prior to joining ADP, he was Vice President, Controller and Chief Accounting Officer of the AT&T Corporation from 2003 to 2006.

Carlos A. Rodriguez joined ADP in 1999. Prior to his promotion in 2011 to President and Chief Operating Officer, he served as President, Employer Services – National Account Services and Employer Services – International, President, Small Business Services, Employer Services, from 2007 to 2010 and as President of TotalSource, Employer Services from 2000 to 2007.

Alan Sheiness joined ADP in 1984. Prior to his promotion to Corporate Controller and Principal Accounting Officer in 2007, he served as President, Small Business Services, Employer Services, from 2006 to 2007, and as Chief Financial Officer, Employer Services, from 2004 to 2005.

Jan Siegmund joined ADP in 1999. Prior to his promotion to President, Added Value Services and Chief Strategy Officer in 2009, he served as President, Added Value Services from 2007 to 2009 and as Vice President, Strategic Development from 2004 to 2007.

Each of ADP's executive officers is appointed for a term of one year and until their successors are chosen and qualified or until their death, resignation or removal.

Directors

See "Election of Directors" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

See "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Code of Ethics

ADP has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics may be viewed online on ADP's website at www.adp.com under "Ethics" in the "About ADP" section. Any amendment to or waivers from the code of ethics will be disclosed on our website within four business days following the date of the amendment or waiver.

Audit Committee

See "Audit Committee Report" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation

See "Compensation of Executive Officers" and "Election of Directors – Compensation of Non-Employee Directors" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Election of Directors – Security Ownership of Certain Beneficial Owners and Managers" and "Election of Directors – Equity Compensation Plan Information" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See "Election of Directors – Corporate Governance" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

See "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) **Financial Statements and Financial Statement Schedules**

1. **Financial Statements**

The following report and consolidated financial statements of the Company are contained in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm

Statements of Consolidated Earnings - years ended June 30, 2011, 2010 and 2009

Consolidated Balance Sheets - June 30, 2011 and 2010

Statements of Consolidated Stockholders' Equity - years ended June 30, 2011, 2010 and 2009

Statements of Consolidated Cash Flows - years ended June 30, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

	Page in Form 10-K
Schedule II - Valuation and Qualifying Accounts	98

All other Schedules have been omitted because they are inapplicable or are not required or the information is included elsewhere in the financial statements or notes thereto.

(b) **Exhibits**

The following exhibits are filed with this Annual Report on Form 10-K or incorporated herein by reference to the document set forth next to the exhibit in the list below:

3.1	-	Amended and Restated Certificate of Incorporation dated November 11, 1998 - incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 333-72023 on Form S-4 filed with the Commission on February 9, 1999
3.2	-	Amended and Restated By-laws of the Company - incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated November 13, 2007
10.1	-	Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC - incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 21, 2007

10.2	-	Letter Agreement dated as of June 28, 2006 between Automatic Data Processing, Inc. and Gary C. Butler - incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 28, 2006 (Management Contract)
10.3	-	Key Employees' Restricted Stock Plan - incorporated by reference to the Company's Registration Statement No. 33-25290 on Form S-8 (Management Compensatory Plan)
10.4	-	Amended and Restated Supplemental Officers Retirement Plan – incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 10, 2009 (Management Compensatory Plan)
10.5	-	1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10(iii)(A)-#7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Management Compensatory Plan)
10.6	-	Amendment to 1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10.6(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Management Compensatory Plan)
10.7	-	1994 Directors' Pension Arrangement - incorporated by reference to Exhibit 10(iii)(A)-#10 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (Management Compensatory Plan)
10.8	-	2000 Stock Option Plan - incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (Management Compensatory Plan)
10.9	-	Automatic Data Processing, Inc. Deferred Compensation Plan – incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (Management Compensatory Plan)
10.10	-	Change in Control Severance Plan for Corporate Officers, as amended - incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated June 16, 2006 (Management Compensatory Plan)
10.11	-	Amended and Restated Employees' Saving-Stock Option Plan - incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 (Management Compensatory Plan)
10.12	-	2003 Director Stock Plan - incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-147377 on Form S-8 filed with the Commission on November 14, 2007 (Management Compensatory Plan)
10.13	-	Amended and Restated Employees' Savings-Stock Purchase Plan – incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 (Management Compensatory Plan)

10.14	-	364-Day Credit Agreement, dated as of June 22, 2011, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas, Wells Fargo Bank, N.A., Barclays Capital, and Citibank, N.A., as Syndication Agents, and Deutsche Bank Securities Inc. and Intesa SanPaolo S.p.A, as Documentation Agents - incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated June 22, 2011
10.15	-	Four-Year Credit Agreement, dated as of June 22, 2011, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Europe Limited, as London Agent, JP Morgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, Bank of America, N.A., BNP Paribas and Wells Fargo Bank, N.A., Barclays Capital, and Citibank, N.A., as Syndication Agents, and Deutsche Bank Securities Inc. and Intesa SanPaolo S.p.A, as Documentation Agents – incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K dated June 22, 2011
10.16	-	Three-Year Credit Agreement, dated as of June 23, 2010, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas and Wells Fargo Bank, N.A. as Syndication Agents, and Barclays Bank PLC, Citicorp USA, Inc., Deutsche Bank Securities Inc., Intesa SanPaolo S.p.A, and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agents – incorporated by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K dated June 25, 2010
10.17	-	2000 Stock Option Grant Agreement (Form for Employees) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)
10.18	-	2000 Stock Option Grant Agreement (Form for French Associates) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)
10.19	-	2000 Stock Option Grant Agreement (Form for Non-Employee Directors) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)
10.20	-	2000 Stock Option Grant Agreement (Form for Employees) for use beginning August 14, 2008 – incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K dated August 13, 2008 (Management Compensatory Plan)
10.21	-	Directors Compensation Summary Sheet – incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (Management Compensatory Plan)

10.22	-	Letter Agreement, dated as of August 1, 2006, between Automatic Data Processing, Inc. and Christopher R. Reidy – incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K dated August 2, 2006 (Management Contract)
10.23	-	2008 Omnibus Award Plan - incorporated by reference to Appendix A to the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders filed with the Commission on September 26, 2008 (Management Compensatory Plan)
10.24	-	Form of Restricted Stock Award Agreement under the 2008 Omnibus Award Plan – incorporated by reference to Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.25	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for French Employees) – incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.26	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non- Employee Directors) used on November 11, 2008 – incorporated by reference to Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.27	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non- Employee Directors) for grants after November 11, 2008 – incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.28	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Employees) – incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
21	-	Subsidiaries of the Company
23	-	Consent of Independent Registered Public Accounting Firm
31.1	-	Certification by Gary C. Butler pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	-	Certification by Christopher R. Reidy pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	-	Certification by Gary C. Butler pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	-	Certification by Christopher R. Reidy pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	-	XBRL instance document
101.SCH*	-	XBRL taxonomy extension schema document
101.CAL*	-	XBRL taxonomy extension calculation linkbase document
101.LAB*	-	XBRL taxonomy label linkbase document
101.PRE*	-	XBRL taxonomy extension presentation linkbase document
101.DEF*	-	XBRL taxonomy extension definition linkbase document

* As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Exchange Act.

AUTOMATIC DATA PROCESSING, INC.

AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
		(1)	(2)		
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended June 30, 2011:					
Allowance for doubtful accounts:					
Current	$48,962	$23,615	$ --	$(22,045)(A)	$50,532
Long-term	$16,048	$ 2,954	$ --	$ (9,564)(A)	$ 9,438
Deferred tax valuation allowance	$61,883	$ 3,399	$ 2,507(B)	$ (5,089)	$62,700
Year ended June 30, 2010:					
Allowance for doubtful accounts:					
Current	$47,831	$21,177	$ --	$(20,046)(A)	$48,962
Long-term	$18,034	$ 3,846	$ --	$ (5,832)(A)	$16,048
Deferred tax valuation allowance	$51,690	$19,988	$ (5,219)(B)	$ (4,576)	$61,883
Year ended June 30, 2009:					
Allowance for doubtful accounts:					
Current	$38,407	$48,232	$ --	$(38,808)(A)	$47,831
Long-term	$ 7,938	$17,949	$ --	$ (7,853)(A)	$18,034
Deferred tax valuation allowance	$44,430	$21,243	$ (4,563)(B)	$ (9,420)	$51,690

(A) Doubtful accounts written off, less recoveries on accounts previously written off.

(B) Includes amounts related to foreign exchange fluctuation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
(Registrant)

August 24, 2011

By /s/ Gary C. Butler
Gary C. Butler
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary C. Butler (Gary C. Butler)	Chief Executive Officer, Director (Principal Executive Officer)	August 24, 2011
/s/ Christopher R. Reidy (Christopher R. Reidy)	Chief Financial Officer (Principal Financial Officer)	August 24, 2011
/s/ Alan Sheiness (Alan Sheiness)	Corporate Controller (Principal Accounting Officer)	August 24, 2011
/s/ Gregory D. Brenneman (Gregory D. Brenneman)	Director	August 24, 2011
/s/ Leslie A. Brun (Leslie A. Brun)	Director	August 24, 2011
/s/ Eric C. Fast (Eric C. Fast)	Director	August 24, 2011
/s/ Linda R. Gooden (Linda R. Gooden)	Director	August 24, 2011
/s/ R. Glenn Hubbard (R. Glenn Hubbard)	Director	August 24, 2011
/s/ John P. Jones (John P. Jones)	Director	August 24, 2011
/s/ Sharon T. Rowlands (Sharon T. Rowlands)	Director	August 24, 2011
/s/ Enrique T. Salem (Enrique T. Salem)	Director	August 24, 2011
/s/ Gregory L. Summe (Gregory L. Summe)	Director	August 24, 2011

EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
ADP Atlantic, LLC	Delaware
ADP Belgium CVA	Belgium
ADP Brasil Ltda	Brazil
ADP Broker-Dealer, Inc.	New Jersey
ADP Business Services (Shanghai) Co., Ltd.	China
ADP Canada Co.	Canada
ADP Commercial Leasing, LLC	Delaware
ADP Dealer Services Denmark ApS	Denmark
ADP Dealer Services Deutschland GmbH	Germany
ADP Dealer Services Espana SL	Spain
ADP Dealer Services Italia s.r.l.	Italy
ADP Dealer Services UK Limited	United Kingdom
ADP Employer Services GmbH	Germany
ADP Europe SARL	France
ADP Europe S.A.	France
ADP France SAS	France
ADP GlobalView B.V.	Netherlands
ADP Group UK Limited	United Kingdom
ADP GSI Italia SpA	Italy
ADP Holding B.V.	Netherlands
ADP, Inc.	Delaware
ADP Indemnity, Inc.	Vermont
ADP Nederland B.V.	Netherlands
ADP Network Services Limited	United Kingdom
ADP of Roseland, Inc.	Delaware
ADP Pacific, Inc.	Delaware
ADP Payroll Services, Inc.	Delaware
ADP Pleasanton National Service Center, Inc.	Delaware
ADP Screening and Selection Services, Inc.	Colorado
ADP Tax Services, Inc.	Delaware
ADP Technology Services, Inc.	Delaware
ADP TotalSource Group, Inc.	Florida
ADP Vehicle Information Technology (Shanghai) Co., Ltd	China
Automatic Data Processing Limited	Australia
Automatic Data Processing Limited (UK)	United Kingdom
Business Management Software Limited	United Kingdom
Digital Motorworks, Inc.	Texas
Employease, Inc.	Delaware
The Cobalt Group, Inc.	Delaware
VirtualEdge, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of June 30, 2011.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-46168, 333-10281, 333-10277, 333-110393, 333-146565, 333-147377, 333-155382, 333-169110, and 333-170506 on Form S-8 of our report dated August 24, 2011, relating to the consolidated financial statements and consolidated financial statement schedule of Automatic Data Processing, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of Automatic Data Processing, Inc. for the year ended June 30, 2011.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 24, 2011

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Gary C. Butler, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 24, 2011

/s/ Gary C. Butler
Gary C. Butler
Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Christopher R. Reidy, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 24, 2011

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary C. Butler, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary C. Butler
Gary C. Butler
Chief Executive Officer
Date: August 24, 2011

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher R. Reidy, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer
August 24, 2011

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